10/7

02055252

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nadro, S.A. de C.V.

*CURRENT ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4611 FISCAL YEAR 12/31/01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 10/8/02

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

02 OCT 7 AM 9:54

September 27, 2002

File Number: 82-4611

BY HAND

RECD S.E.C.
OCT 4 2002
1086

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

AR/S
12-31-01

Re: Nadro, S.A. de C.V./Rule 12g3-2(b) File Number: **82-4611**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Nadro, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i), (B) and (iii), an English version of the financial report for the Second Quarter of 2002, provided to the Mexican Stock Exchange ("BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), English summary of the letter addressed to the National Banking and Securities Commission ("CNBV") regarding compliance with the provisions of Rule 11-33.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), English translation of the letter addressed to the CNBV by the Secretary of the Board of Directors stating that the Book of Minutes of Stockholder's Meetings, the Book of Minutes of the Board of Directors' Meetings, the Registry of Shares and the Registry of Changes to the Capital Stock of the Company are updated;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of the summons to the general Ordinary and Extraordinary Shareholders' Meeting, published in the newspaper "El Universal" on April 12, 2002.

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B), and (iii), English summary of the General Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2002 and the corresponding attendance lists;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B), (C) and (iii), the Company's 2001 Annual Report provided to the shareholders;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), English summary of main contents and executive summary of the Annual Report submitted on June 28 2002 to the CNBV and to the BMV, in compliance with Rule 11-33 of the CNBV;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), English translation of the list of contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 28, 2002 to the CNBV and to the BMV, in compliance with the recently issued Rule 11-33 of the CNBV;

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A) and (iii), English translation of the notice to shareholders regarding payment of dividends, published in the newspaper "El Universal" on May 9, 2002.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Alfredo Romero C.
Yxa Bazan
Alberto Sepúlveda C. (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** Quarter: 2 Year: 2002

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**5,037,317**	**100**	**4,559,641**	**100**
2	**CURRENT ASSETS**	**4,333,926**	**86**	**3,883,977**	**85**
3	CASH AND SHORT-TERM INVESTMENTS	551,562	11	358,877	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,970,881	39	1,872,543	41
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	8,181	0	4,681	0
6	INVENTORIES	1,803,302	36	1,647,876	36
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**851**	**0**	**924**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	851	0	924	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**674,778**	**13**	**637,547**	**14**
13	PROPERTY	498,355	10	459,746	10
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	421,531	8	383,983	8
16	ACCUMULATED DEPRECIATION	287,370	6	257,092	6
17	CONSTRUCTION IN PROGRESS	42,262	1	50,910	1
18	**DEFERRED ASSETS (NET)**	**15,757**	**0**	**24,988**	**1**
19	**OTHER ASSETS**	**12,005**	**0**	**12,205**	**0**
20	**TOTAL LIABILITIES**	**2,670,646**	**100**	**2,433,308**	**100**
21	**CURRENT LIABILITIES**	**1,704,678**	**64**	**1,607,435**	**66**
22	SUPPLIERS	1,629,923	61	1,472,046	60
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	12,368	0	57,425	2
26	OTHER CURRENT LIABILITIES	62,387	2	77,964	3
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**953,962**	**36**	**813,668**	**33**
32	**OTHER LIABILITIES**	**12,006**	**0**	**12,205**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,366,671**	**100**	**2,126,333**	
100					
36	**CONTRIBUTED CAPITAL**	**2,764,249**	**117**	**2,259,674**	**106**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,923,696	81	1,407,243	66
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	837,759	35	850,999	40
39	PREMIUM ON SALES OF SHARES	2,794	0	1,432	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(397,578)**	**(17)**	**(133,341)**	**(6)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,175,532	50	1,412,063	66
43	REPURCHASE FUND OF SHARES	143,515	6	146,710	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,919,217)	(81)	(1,857,062)	(87)
45	NET INCOME FOR THE YEAR	202,592	9	164,948	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**551,562**	**100**	**358,877**	**100**
46	CASH	551,562	100	358,877	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**15,757**	**100**	**24,988**	**100**
48	AMORTIZED OR REDEEMED	15,757	100	24,988	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,704,678**	**100**	**1,607,435**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	1,704,678	100	1,607,435	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**62,387**	**100**	**77,964**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	62,387	100	77,964	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**953,962**	**100**	**813,668**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	953,962	100	813,668	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,006**	**100**	**12,205**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	12,006	100	12,205	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,919,217)**	**100**	**(1,857,062)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,919,217)	(100)	(1,857,062)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,629,248	2,276,542
73	PENSIONS FUND AND SENIORITY	27,733	27,189
74	EXECUTIVES (*)	63	85
75	EMPLOYERS (*)	2,048	1,835
76	WORKERS (*)	2,143	2,118
77	CIRCULATION SHARES (*)	616,043,368	614,845,680
78	REPURCHASED SHARES (*)	2,053,000	750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**8,620,933**	**100**	**8,486,787**	**100**
2	COST OF SALES	7,750,250	90	7,710,555	91
3	**GROSS INCOME**	**870,683**	**10**	**776,232**	**9**
4	OPERATING	585,067	7	535,330	6
5	**OPERATING INCOME**	**285,616**	**3**	**240,902**	**3**
6	TOTAL FINANCING	(8,825)	0	(6,868)	0
7	**INCOME AFTER FINANCING COST**	**294,441**	**3**	**247,770**	**3**
8	OTHER FINANCIAL OPERATIONS	(21,755)	0	(7,895)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**316,196**	**4**	**255,665**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	110,953	1	88,552	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**205,243**	**2**	**167,113**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**205,243**	**2**	**167,113**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**205,243**	**2**	**167,113**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	2,651	0	2,165	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**202,592**	**2**	**164,948**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**8,620,933**	**100**	**8,486,787**	**100**
21	DOMESTIC	8,620,933	100	8,486,787	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(8,825)**	**100**	**(6,868)**	**100**
24	INTEREST PAID	0	0	5,028	73
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	20,317	230	21,299	310
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	11,492	130	9,403	137
8	**OTHER FINANCIAL OPERATIONS**	**(21,755)**	**100**	**(7,895)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(21,755)	(100)	(7,895)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**110,953**	**100**	**88,552**	**100**
32	INCOME TAX	43,393	39	40,863	46
33	DEFERED INCOME TAX	49,439	45	31,677	36
34	WORKERS' PROFIT SHARING	14,939	13	12,673	14
35	DEFERED WORKERS' PROFIT SHARING	3,182	3	3,339	4

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	10,817,464	10,762,744
37	NET INCOME OF THE YEAR	117,989	111,912
38	NET SALES (**)	16,880,550	15,740,193
39	OPERATION INCOME (**)	556,315	468,381
41	NET CONSOLIDATED INCOME (**)	376,295	296,735

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**202,592**	**164,948**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	76,923	58,153
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**279,515**	**223,101**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(118,626)	321,647
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**160,889**	**544,748**
6	CASH FLOW FROM EXTERNAL FINANCING	0	(53,568)
7	CASH FLOW FROM INTERNAL FINANCING	(129,652)	(115,669)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(129,652)**	**(169,237)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(98,724)**	**(211,785)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(67,487)	163,726
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	619,049	195,151
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	551,562	358,877

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **2** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**76,923**	**58,153**
13	DEPRECIATION AND AMORTIZATION FOR THE	24,302	23,137
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	52,621	35,016
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(118,626)**	**321,647**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	62,252	13,895
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,013,864	741,197
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	55,611	5,993
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(1,250,353)	(569,055)
22	+ (-) INCREASE (DECREASE) IN OTHER	0	129,617
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**(53,568)**
23	+ SHORT-TERM BANK AND STOCK MARKET		(53,571)
24	+ LONG-TERM BANK AND STOCK MARKET		0
25	+ DIVIDEND RECEIVED		3
26	+ OTHER FINANCING		0
27	(-) BANK FINANCING AMORTIZATION		0
28	(-) STOCK MARKET AMORTIZATION		0
29	(-) OTHER FINANCING AMORTIZATION		0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(129,652)**	**(115,669)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	12,503	11,102
31	(-) DIVIDENS PAID	(142,155)	(132,523)
32	+ PREMIUM ON SALE OF SHARES	0	5,752
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(98,724)**	**(211,785)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(45,135)	(33,189)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(53,589)	(178,596)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **2** **2002**
NADRO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.35	%	1.94	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.90	%	13.96	%
3	NET INCOME TO TOTAL ASSETS (**)	7.47	%	6.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	37.48	%	47.21	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(5.67)	%	(5.70)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	3.35	times	3.45	times
7	NET SALES TO FIXED ASSETS (**)	25.02	times	24.69	times
8	INVENTORIES ROTATION (**)	8.42	times	8.63	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.24	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.02	%	53.37	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.13	times	1.14	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	47.91	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.32	times	6.47	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.54	times	2.42	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.62	times	1.60	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	32.36	%	22.33	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.24	%	2.63	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.38)	%	3.79	%
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	0.00	times	108.34	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	31.65	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	100.00	%	68.35	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	45.72	%	15.67	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.61		$ 0.48	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.84		$ 3.46	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.23		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.30	times	3.33	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.18	times	23.89	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro **Quarter: 2 Year:**
2002
Nadro, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Discussion and Analysis by the General Director as to the Financial Condition and Results of the Operation of the Company)

ANNEX 1

Non-consolidated
Final Printing

NADRO: Report on Second Quarter 2002 Results

During the second quarter of this year, Net Sales were flat compared with the same quarter of 2001, due mostly to the sluggish economic environment which has extended to the pharmaceutical market in general. The Company renewed its services of distribution to Pemex hospitals and clinics in some regions of the country, since the end of April. Because these sales occurred for the full second quarter of 2001, the comparison with second quarter 2002 reveals a slight drop in growth. The previous factors were offset by an increase in real terms in the price of medicines. Likewise, Nadro increased its presence in the client segment which it believes has greater growth potential.

Gross Profit increased by 12.1% in real terms year-on-year to Ps 414 million for the quarter, and resulted in a gross margin of 9.9, fully one percentage point higher than second quarter of 2001. This positive result was due to a more stable competitive environment since the beginning of 2001, and also to the fact that inventory shipped was acquired under favorable conditions (both for Nadro and its suppliers) during the last quarter of 2001 and the first quarter of 2002. This confirms the stable and positive trend of the company's gross margin. On an accumulated basis, gross profits were up by 12.2% in real terms year-on-year, and at Ps 871 million provided a gross margin of 10.1%

Operating Expenses were equal to 7.4% and 6.8% of sales for the second quarter and first half of the year respectively. This temporary jump in expenses is due to outlays for streamlining the operating and commercial infrastructure, so as to optimize the utilization of the Company's network within the distribution sector. It is very likely that operating expenses will resume their downward trend as a percent of sales, once these latter increase, as a consequence of opportunities Nadro believes will materialize in the Mexican health sector in the short and medium term.

Stability in sales and better profitability led to an increase of 16.9% (in real terms) in Operating Profits to Ps105 million for the quarter. For the first half of 2002 operating profit growth was 18.6%, also in real terms, and reached Ps 286 million. On a quarterly basis the operating margin was 2.5%; and 3.3% for the first half of the year. These results lead Nadro to believe it has returned to the profitable growth in operating earnings which has characterized the company since its listing on the Mexico City Stock Exchange in 1985.

Integral Financial Cost was zero, as Financial Income of Ps 10 million (due to a higher level of cash managed) offset fully the Monetary Loss of the same amount. The heavy Tax Provision created in the first quarter (43.3% of pre-Tax Income), combined with the expectation of a higher volume of turnover and purchases at year-end, led to a credit of Ps 4 million in the Tax Provision for the second quarter. On the other hand deferred Tax Provision increased by Ps 26 million for the quarter. Thus, the accumulated Effective Tax Provision rate equaled 35.1% of Income before tax which was more in line with the 37.5% registered for 2001. Nadro's policy in tax matters is strict adhesion to official norms and guidelines, and therefore no negative surprise due to lack of fulfillment of these is expected, nor indeed, due to any incorrect accounting entries.

Net Profit was Ps 86 million, representing a real increase of 37.3% for the quarter compared with second quarter 2001. Accumulated earnings were Ps 203 million, or 22.8% higher in real terms compared to the same period of last year, and we believe they represent a positive and realistic trend in earnings for the company.

The balance sheet is totally free of debt, which is a reflection of the company's financial health. Shareholder's Equity increased by 11.3% year-on-year in real terms, and amounted to Ps 2,367 million at the end of June. This was in spite of a charge to equity of Ps 954 million in recognizing a liability for Deferred Taxes registered on the balance sheet, and in 100% fulfillment of the norms of Bulletin D-4 of the Mexican Institute of Public Accountants.

The careful handling of working capital has allowed Nadro to consolidate its position in the private pharmaceutical market while at the same time maintaining financial stability. Inventories increased 9.4% in real terms YOR to Ps 1,803 million (41.8 days) so as to keep up with client demand. This was partly supported by a real year-on-year growth of 10.7% in payables which rose to Ps 1,630 million (37.8 days). This support reflects the close relation of Nadro with its over 300 suppliers, which have ample experience of the company's punctual fulfillment of its financial commitments. Receivables increases by only 5.3% in real terms year-on-year to Ps 1,971 million (41.1 days) in the second quarter. Due to strict credit and collection policies, the client portfolio is sound, with past due accounts as a percent of sales practically zero, and ample reserves to cover unforeseen events, which we consider remote. Therefore, Nadro does not expect any deterioration in it portfolio of receivables, nor a charge to earnings for such and event.

Conservative working capital management and high cash flaw generation led to an increase in cash of 53.7% in real terms year-on-year with Ps 550 million in banks at the end of June. This positive cash balance give stability to Nadro's operations and allows the company to take advantage of investment opportunities which will undoubtedly improve its competitive position in the distribution sector. By way of example, and as we informed the market on July 19th, the company transferred its Monterrey operation to modern distribution and warehousing facilities, increasing its capacity by almost 100% in the area, to take advantage of the positive growth foreseen for the pharmaceutical market in the north of the country. This new center has an area of 12,000 m2 and is located in a new industrial zone in the city. The center includes land reserves of almost 1,500 m2, which guarantees ample room for medium and long-term growth at practically no cost. This new center has state-of-the-art technology in systems, materials reception and handling, which undoubtedly will result in greater efficiency in client service and higher productivity. Total investment in the project was Ps 40 million (USD 4.0 million) and is being financed entirely with internal resources.

The excess cash which the company is generating will be a key element in negotiating mutually favorable conditions with suppliers for the large-volume purchases we expect to make in the last quarter of the year, which, if they occur, should reinforce profit margins and the company's financial condition.

We feel it worth emphasizing Nadro's tradition of distinguishing itself on the Mexico City Stock Exchange as a company with very transparent financial, accounting and fiscal management, which reflects the high ethical standards of it officers, and the high degree of institutionality in the company. In light of the recent accounting scandals, Nadro is confident that it has always applied conservative accounting principles with regard to the recognition of revenues, expenses, costs, assets and liabilities, a fact that would assure our investors of the high quality in the reported profit and cash-flow numbers, and of their veracity, which preclude negative revisions of any type.

For the remainder of 2002, Nadro expects the stable competitive environment in the private pharmaceutical market to continue, supported by real increases in prices (i.e. after inflation), and a probable pick-up in consumer demand toward bidding process year-end. Additionally, the company has the firm intention of participating in the next bidding process to supply Pemex, to held in August, and believes it very likely that it will be allotted at least the same volume as at present.

For 2003, we foresee that the initiatives and reforms undertaken by various agencies of the Mexican health-care sector should open up new opportunities for the company to maximize its national distribution network.

Nadro continues to hone its operating, commercial financial and systems infrastructure to be in excellent conditions to face the expected increase in demand for pharmaceutical products in Mexico during the coming decades. Thus, Nadro positions itself at the forefront as the clear leader in the distribution of pharmaceutical as well as beauty-aid and personal-hygiene products in the country.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro
Nadro, S.A. de C.V.

Quarter: 2 Year: 2002

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES

The most important accounting principles followed by the Company, NADRO, S.A. DE C.V., that affect the most important items of the financial statements, which are in accordance with generally accepted accounting principles can be quoted as follows:

(B) Bulletin D-3, Labor Obligations:

The retirement remuneration plan, which includes pensions for retirement, death, incapacity and seniority premium is held in an irrevocable trust managed by Acciones y Valores de México, S.A. de C.V., based on actuarial studies, using the "unitary projected credit method". The legal indemnification is accounted for under the same method, based on actuarial calculations without reserving any fund.

Calculation was made using real rates (net of inflation) for the actuarial calculations of pensions and seniority premiums, and the related assets and liabilities, which are deemed as non-monetary for purposes of application of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information), based on Bulletin D-3 (Labor Obligations), both issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, A.C. (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.).*

The amount of the previous services and modifications to the plan, as well as the variations in actuarial assumptions and adjustments due to experience based on projected salaries, were calculated by determining the present value of the previous services, on the date the plan was modified, and are being amortized on the basis of the average remaining labor life of those employees who are expected to benefit from the plan.

(C) Preparation basis:

Financial statements have been restated in accordance with the provisions of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information) of the Commission of Accounting Principles and its five amendments.

(D) Investments in securities and shares:

Represents investments made by the company in on demand and term deposits and in negotiable instruments.

On demand and term deposits are valued at their acquisition cost, whereas negotiable instruments are valued at their market price.

(E) Inventories:

Inventories are valued at cost, under the First-In-First-Out method (FIFO), which is lower than market value.

(F) Land and equipment:

Properties and equipment are registered at their cost. Modifications and substitutions that do not extend the useful life of the assets are accounted for as expenses for the corresponding accounting period.

(G) Depreciation:

The Company calculates the depreciation of its fixed assets based on their closing balances. Depreciation for the accounting period was calculated according to the straight line method, based on the estimated useful life of the assets, as set forth by appraisals of independent experts.

(H) Recognition of the Effects of Inflation in the Financial Information:

The concepts, methods and criteria related to the recognition of the effects of inflation in the financial statements, following the provisions of Bulletin B-10, issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.*), are summarized below.

Provisions contained in the third document of amendments to Bulletin B-10 require, in general terms, that the figures in the financial statements be expressed in pesos of purchasing power as of the date of the last reported balance sheet, allowing for the comparison between them.

The following are the restated items of the financial statements and the procedures used:

a) Inventories- Inventories were restated at their replacement value.

b) Cost of sales - The cost of sales is expressed at their replacement values, whose result is similar to that obtained by the Last In-First Out (LIFO) inventories valuation method.

c) Properties and equipment and the cumulative depreciation were restated through adjustment factors derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)*, without exceeding their net sale value.

d) Restatement of Shareholders' equity - Capital stock accounts, premium for subscription of shares, legal reserve, reinvestment reserve, reserve for acquisition of own shares, retained earnings and the cumulative effect of deferred taxes were restated through adjustment factors, derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)*.

e) Excess (insufficiency) in the restatement of stockholders' equity - This item represents the level at which the company has been or has not been able to maintain the purchasing power of the shareholders' contributions and of the accumulated results, and it results from the addition of the accumulated result of asset monetary position and the accumulated result from the ownership of non-monetary assets.

f) Integral cost of financing - It includes the net effect of earned and paid interests, exchange rate fluctuations and the result of monetary position.

The result of monetary position represents the cost or the benefit of maintaining monetary assets or liabilities during inflationary periods, given that the face value of such assets and liabilities remains unchanged but their purchasing power is modified and is calculated by applying, at the beginning of every month, the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)* to the net monetary asset or liability, and to the result of monthly monetary position so obtained the index factor of such month at the closing of the period is applied.

g) Statement of changes in financial position - This statement presents changes in constant pesos, based on the financial situation at the closing of the previous year, restated to pesos at the closing of the current year.

(j) Income Tax And Employee Profit Sharing:

As of January 1, 2000, the Company adopted the provisions established in the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Profit Sharing" issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.)*.

As a result of the foregoing, in order to recognize deferred Income Taxes, the Company changed its method of recognition from that of partial liability to that of integral assets and liabilities, which compares the accounting and fiscal values of these assets and liabilities, giving rise to temporary differences to which the corresponding tax rate must be applied.

RETANM Value:

	2002	2001
EXCESS OR INSUFFICIENCY	1,198,250	1,135,888
DEFERRED	720,959	720,959
	1,919,209	1,856,847

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 1 1 NO APLICA *		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**851**
TOTAL					**851**

NOTES
* NON APPLICABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	257,193	21,413	235,780	132,183	35,510	332,453
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	87,880	35,117	52,763	37,651	26,323	64,091
OFFICE EQUIPMENT	25,190	9,115	16,075	12,152	8,720	19,507
COMPUTER EQUIPMENT	72,477	45,617	26,860	47,663	45,871	28,652
OTHER	88,090	27,851	60,239	50,427	31,832	78,834
DEPRECIABLES TOTAL	**530,830**	**139,113**	**391,717**	**280,076**	**148,256**	**523,537**
NOT DEPRECIATION ASSETS						
GROUNDS	56,594	0	56,594	52,385	0	108,979
CONSTRUCTIONS IN PROCESS	42,262	0	42,262	0	0	42,262
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**98,856**	**0**	**98,856**	**52,385**	**0**	**151,241**
TOTAL	**629,686**	**139,113**	**490,573**	**332,461**	**148,256**	**674,778**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
SUPPLIERS																
PROVEEDORES																
VARIOS			1,629,923	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,629,923	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS			62,387	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			62,387	0	0	0	0	0	0	0	0	0	0	0	0	0
			1,692,310	0	0	0	0	0	0	0	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,563,967	3,626,316	(1,062,349)	0.01	(9,807)
FEBRUARY	2,602,340	3,286,970	(684,630)	0.00	440
MARCH	2,675,394	2,925,037	(249,643)	0.01	(1,277)
APRIL	2,568,247	2,659,011	(90,764)	0.01	(496)
MAY	2,599,733	2,729,720	(129,987)	0.00	(263)
JUNE	2,486,388	2,532,434	(46,046)	0.00	(89)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(11,492)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

1 1 NO APLICA/NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

1 1 NO APLICA/NON APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACAPULCO, GRO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,894	100
CULIACAN, SIN.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,593	100
CHIHUAHUA, CHI.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,255	100
GUADALAJARA, JAL.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	4,328	100
LEON, GTO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	5,373	100
MERIDA, YUC.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	1,904	100
MEXICALI, B.C.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,396	100
MEXICO, D.F. [IZTAPALAPA]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	8,956	100
MEXICO, D.F. [VALLEJO]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	6,027	100
MONTERREY, N.L.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,656	100
MORELIA, MICH.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,806	100
PUEBLA, PUE.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,264	100
TUXTLA, CHIS.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,539	100
VERACRUZ, VER.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,983	100
VILLAHERMOSA, TAB.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,534	100

NOTES

* PURCHASE AND SALE OF PHARMACEUTICAL AND BEAUTY-AID PRODUCTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**

NADRO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
1 1 NO APLICA *					

NOTES

* NON APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACEUTICO *		0	0	7,997,640			DIVERSAS FARMACIAS
NO FARMACEUTICO *		0	0	623,293			DIVERSAS FARMACIAS
TOTAL				8,620,933			

* PHARMACEUTICAL/NON PHARMACEUTICAL

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
1 1 NO APLICA *		0	0				
TOTAL				0			

NOTES

* NON APPLICABLE

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 316,887

Number of shares Outstanding at the Date of the NFEA: 615,595,680
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED?

[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF JUNIO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 325,215

Number of shares Outstanding at the Date of the NFEA: 618,096,368
(Units)

STOCK EXCHANGE CO NADRO QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **NADRO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 615,595,680

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF JUNIO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 618,096,368

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	441,709,110	174,334,258		614,493,380	1,374,727	548,969
TOTAL			**441,709,110**	**174,334,258**	**0**	**614,493,380**	**1,374,727**	**548,969**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
616,043,368
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	2,053,000	6.38000	5.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **2** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** 2002 AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. GUILLERMO PEREZ CEREZO
DIRECTOR GRAL. ADJUNTO COPRPORATIVO

C.P. FERNANDO OCAÑA AHEDO
DIRECTOR DE CONTRALORIA CORPORATIVA

MEXICO, D.F., AT AUGUST 2 OF 2002

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 08/02/2002 12:45**

General Information About The Company

Corporate Name:	Nadro, S.A. de C.V.
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext. 1633
E-mail:	contralor@compuserve.com.mx
Internet Address:	http:/www.nadro.com.mx

Fiscal Information About The Company

Company Tax Code:	NAD901023GRA
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District

Payment Officer

Name:	C.P. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633

Chief Executive Officer

Title MSE:	Chairman of the Board of Directors
Title:	Chairman of the Board of Directors
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 08/02/2002 12:45**

Title MSE:	Chief Executive Officer
Title:	Chief Executive Officer
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Chief Financial Officer
Title:	Chief Financial Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Quarterly Information
Title:	Corporate Controller
Name:	Mr. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Second Party Responsible for Quarterly Financial Information
Title:	Corporate Treasurer
Name:	Mr. Jorge Cazares Zenteno
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 08/02/2002 12:45**

Title MSE:	Director of Legal Department
Title:	Resident Attorney
Name:	Mr. Hector Moreno Limon
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Secretary of the Board of Directors
Title:	Secretary of the Board of Directors
Name:	Mr. Pablo Suinaga Lanz Duret
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Assistant Secretary of the Board of Directors
Title:	Assistant Secretary of the Board of Directors
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Information to Stockholders
Title:	Head of Investor Relations
Name:	Mr. Alfredo Romero Ceceña
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 08/02/2002 12:45**

Title MSE:	Party Authorized to send Information through EMISNET
Title:	Chairman of the Board
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Authorized to send Relevant Information through EMISNET
Title:	Assistant Chief Executive Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

(B)

English Translation

May 2, 2002.

Ref.: N.D.T. 164

02 OCT -7 AM 9:54

National Banking and Securities Commission
General Direction of Market Supervision
Insurgentes Sur 1971- 7th Floor
Plaza Inn, Torre Sur
Mexico, D.F.

Dear Sirs:

In accordance with the provisions set forth in Rule 11-33, recently issued by this institution, attached please find the following documents, containing the Economic, Accounting, Legal and Administrative information regarding the General Ordinary and Extraordinary Shareholders' Meeting held by the Company on April 30, 2002.

1. Annual Information in accordance with Provision Second, Number 1, paragraph A.

a.- Regarding a summary of resolutions, it will be sent through EMISNET, according to the provisions of Rule 11-33.

b.- Nadro, S.A. de C.V. Annual Report, that includes:
- Board of Directors' Report
- Examiner's Report
- Audited Financial Statements as of December 31, 2001, with their corresponding complementary notes and clarifications.
- List of Board of Directors and Executive Officers.

c.- A certificate signed by the Secretary of the Board, regarding the updating of the Company's Books.

2. Legal information required by Provision Third, Section II, Paragraph A.

a) Paragraph A. Minutes and Attendance List of the Shareholders' Meeting certified by the Secretary of the Board of Directors.

b).- Section A, second paragraph.- Copy of the individual certificates of deposit of shares in S.D. Indeval, S.A. de C.V.; as well as a list of the shareholders of Nadro, S.A. de C.V. provided by the Brokerage Houses and Financial Institutions representing shares in such Shareholders' Meeting.

We kindly request you to verify whether the information provided hereby satisfies all of your requirements.

Sincerely Yours,

NADRO, S.A. DE C.V.

[Signed]	[Signed]
Jorge Cázares Zenteno Treasurer	Guillermo Pérez Cerezo Assistant General Director

cc.- Bolsa Mexicana de Valores, S.A. de C.V.
Direction of Issuers

English Translation

SUINAGA y SUINAGA ABOGADOS, S.C.

Founded in 1933

Pedro R. Suinaga Luján
Founder
Pablo Suinaga Lanz Duret
Pablo Suinaga Cárdenas
Carlos Fernández Suinaga
Fernando Suinaga Cárdenas
José Suinaga Cárdenas

Río Tíber No. 67 Third Floor
Col. Cuauhtémoc
06500, Mexico, D.F.

Telephone (52) 5-533-11-16
Telephone (52) 5-525-85-04
Facsimile (52) 5-533-08-91
e-mail:sysa@avantel.net

April 30,2002.

National Banking and Securities Commission
Direction of Issuers
Insurgentes Sur No. 1971 Torre Norte, PB
Colonia Guadalupe Inn
Delegación Alvaro Obregón
México, D.F. 01021

02 OCT -7 AM 9:54

REF: NADRO, S.A. DE C.V.

Dear Sirs:

By means of the present letter I, Pablo Suinaga Lanz Duret, as Secretary of the Board of Directors of Nadro, S.A. de C.V., hereby certify the following:

That the Book of Minutes of the Shareholders' Meetings, the Book of Minutes of the Board of Directors' Meetings, the Registry Book of Nominal Shares and the Registry Book of Changes to the Capital Stock of the Company are updated as of the date of the last shareholders' meeting held on April 30,2002.

(signed)

Lic. Pablo Suinaga Lanz Duret
Secretary of the Board of Directors

Nadro, S.A. de C.V.

D

02 OCT -7 9:51

English Translation of the Shareholders' Meeting Summons published in the newspaper "El Universal" on April 12 2002.

NADRO S.A. DE C.V.

SHAREHOLDERS' MEETING SUMMONS

As per Nadro S.A. de C.V. Board of Directors' agreement adopted at a Board meeting held on February 12, 2002, hereby the shareholders are called to the General Ordinary and Extraordinary Shareholders' Meeting to be held on April 30, 2002 at 11:30 A.M., at the Company's offices located in Vasco de Quiroga 3100, 2nd floor, Colonia Centro de Ciudad Santa Fe, Mexico, Federal District, to discuss the following:

AGENDA

I. Appointment of recount clerks by the Chairman, according to Clause Twenty Nine of the By-laws and certification of quorum present.

II. Increase of the fixed portion of the capital stock and amendment to Clause Five of the By-laws.

III. Proposal and approval, if applicable, of the amendment to the By-laws, in order to comply with provisions of the amended Securities Market Law, published in the Official Gazette on June 1st, 2001.

IV. Increase of the variable portion of the capital stock.

V. Presentation of the report of the Board of Directors including the financial statements of fiscal year 2001, in accordance with provisions of Article 172 of the General Law of Commercial Companies, discussion and approval thereof, if applicable, after having heard the examiner's report.

VI. Resolution regarding profits distribution including payment of an ordinary dividend of $0.1078 per share for a total amount of $ 66'361,214.00 and of an extraordinary dividend of $0.1172 per share for a total amount of $ 72'147,814.00.

VII. Appointment of members and alternate members of the Board of Directors, as well as of members of the Executive Committee and of the Auditing Committee.

VIII. Appointment of the Examiner.

IX. Determination of compensation corresponding to the members of the Board of Directors, the Examiner, and to members of the Executive Committee and Auditing Committee, if applicable

X. Discussion and approval, if applicable, of the activities performed by the Board of Directors.

XI. Report on the repurchase and placement of shares carried out by the Company and persons authorized for such purposes.

XII. Appointment of representatives to perform and formalize the resolutions agreed upon by the meeting.

XIII. Drafting, reading, discussion and approval, as the case may be, of the minutes of the meeting.

In Accordance with Clause Twenty Three of the By-laws, in order for shareholders to have the right to attend the Shareholders' Meeting, they shall deposit their share titles in any banking institution, or in the Company's Secretary. If the titles are deposited in S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities, they shall deliver to the Company's Secretary a non negotiable evidence regarding the securities in deposit issued by that Institution, complemented with a list of the holders of such securities, and in any case, shareholders shall collect the corresponding admission card no later than the day prior to the day of the shareholders' meeting from the Company's Secretary, in Vasco de Quiroga 3100, 5th floor Mexico, D.F. Shareholders may be represented by attorneys-in fact duly authorized by power of attorney issued in accordance with forms prepared by the issuer, based on article 14,BIS 3, VI, c) of the Securities Market Law. Forms mentioned above shall be available to shareholders or their attorneys-in fact, through S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities or at the Company's offices located at the domicile mentioned above, as of the date hereof.

By virtue of the law, in order to collect the corresponding admission card, shareholders must be registered in the Registry Book of Shares held by the Company.

The registry for transfer of shares shall close at 12:00 p.m. on April 29, 2002.

Mexico, D.F., April 10, 2002.

Lic. Pablo Suinaga Lanz Duret
Secretary of the Board of Directors
Nadro S.A. de C.V.

E

English summary of the General Ordinary and Extraordinary Shareholders' meeting held on April 30, 2002.

In Mexico City, Federal District, at 11:30 AM on April 30, 2002, the persons whose names are contained on the attendance list attached to the copy hereof (Annex 1), all of whom are shareholders of NADRO, S.A. DE C.V., met on the second floor of the building located at Vasco de Quiroga 3100, Colonia Centro de Ciudad Santa Fe, to hold a GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING, to which they were convened by means of a publication in the newspaper "El Universal" on April 12, 2002 (Annex 2).

Also in attendance were PABLO ESCANDON CUSI, Chairman of the Board of Directors, EUSTAQUIO ESCANDON CUSI, Vicepresident of the Board of Directors, PABLO SUINAGA CARDENAS, Examiner of the Company and GUILLERMO PEREZ CEREZO, Assistant General Director.

PABLO ESCANDON CUSI, Chairman of the Board of Directors, presided and PABLO SUINAGA LANZ DURET acted as Secretary.

The Chairman requested the Secretary to read the Agenda, and once read, those present proceeded to successively address the items on the Agenda, as follows:

I.- APPOINTMENT OF RECOUNT CLERKS BY THE CHAIRMAN, ACCORDING TO THE TERMS OF CLAUSE 29TH OF THE BY-LAWS, AND CERTIFICATION OF QUORUM PRESENT BY SUCH RECOUNT CLERKS.

In accordance with the final part of clause twenty ninth of the By-laws, the Chairman appointed FERNANDO OCAÑA AHEDO and BENJAMIN ESTRADA ARROYO as Recount Clerks.

The recount clerks proceeded to review the attendance list and the documentation that evidences the shareholder capacity of those present that bear such capacity and their powers of attorney, as the case may be.

Following such review, the recount clerks signed the attendance list in which they certify that 522,099,972 shares of the 615,595,680 shares that form Series "B" of the capital stock of the company and are equivalent to 84.81% of the total are present at the meeting.

Pursuant to clause twenty fifth of the By-laws and the attendance list signed by the recount clerks, the Chairman declared the meeting legally convened.

II. INCREASE OF THE FIXED PORTION OF THE CAPITAL STOCK AND AMENDMENT TO CLAUSE FIFTH OF THE BY-LAWS, ACCORDINGLY.

The Secretary read a report of the Chairman to the shareholders on behalf of the Board of Directors in which it is stated that prior to approve an increase in the capital stock, this shareholders' meeting must be informed that pursuant to a general shareholders' meeting held on April 24, 2001, an increase in the capital stock was approved equivalent to a total amount of $12'692,511.00, through the issuance of 5'505,516 shares at a price of $3.50 per share, value that was divided in $2.3054171418 corresponding to the then theoretical value of the shares of Nadro. S.A. de C.V. and $1.194582858 pesos corresponding to a "Premium per Share". However, not all shareholders exercised the preferred right to subscribe and pay such capital stock granted to them by law and by the company's By-laws, and 916,153 shares were neither subscribed nor paid; therefore, the capital stock agreed to be increased up to the amount of 12'692,511.00 pesos was in fact increased in 10'580,396.00 pesos. As a result, the variable portion of the capital stock amounts to $400,881,079.00 pesos, represented by 173'886,570 Series B-II without par value, common, fully paid and subscribed shares.

Likewise, an amount of $1,094,420.00 pesos shall be deducted from the "Premium per Shares" item, as the 916,153 shares of the capital stock increase mentioned before were neither subscribed nor paid. Accordingly, the amount to be credited to the "Premium per Shares" item shall be $5'482,375.00 pesos.

The Board, through the Chairman, proposed to the shareholders' meeting, an increase in the variable and fixed portion of the capital stock up to 22.54% of the current capital stock, in a total amount equal to $496'708,357.00 pesos, increase that shall be paid in part through capitalization of the "Premium per Shares" item in an amount of $5'605,579.00 and in part through capitalization of profits pending of distribution corresponding to fiscal years 1998 and 1999, in an amount equal to $ 234'643,228.00 and $256'459,550.00, respectively.

He also mentioned that of the total amount mentioned above, $356,403,746.00 pesos correspond to the minimum fixed portion of the capital stock without right of withdrawal and $140'304,611.00 correspond to the variable portion of the capital stock.

After giving time to questions regarding the capital increases mentioned above, the majority of the voting shares present, with 3'954,163 shares represented by Citibank abstaining from voting agreed upon the following resolutions:

FIRST.- To increase the minimum fixed portion of the capital stock without right of withdrawal from $1,018'323,754.00 in an amount of $356,403,746.00, to a total amount of $1,374'727,500.00, through capitalization of part of the "Premium per Shares" item and through capitalization of profits pending of distribution corresponding to fiscal years 1998 and 1999, without increasing the number of shares that represent the fixed capital stock, which shall continue to be represented by 441,709,110 Series "B-I" shares.

SECOND.- Clause Fifth of the By-laws was amended as follows:

Fifth – The Capital stock is variable.The fixed portion of the Company's capital stock without right of withdrawal amounts to $1,374'727,500.00 represented by 441,709,110 without par value, common, registered, fully subscribed and paid shares. The variable portion of the capital stock shall never exceed ten times the amount of the capital stock without withdrawal right.

The Company's shares can be divided as follows:

Series "B" shares, which are of free subscription, have all corporate and economic rights and shall represent at least 75% of Nadro's capital stock.

Series "B" shares shall be divided into Subseries "B-I" shares representing the fixed portion of the Company's capital stock without withdrawal right and Subseries "B-II" shares representing the variable portion of the Company's capital stock.

Series "L" shares shall have restricted voting rights, and in no event shall exceed 25% of the subscribed and paid capital stock.

The shares of this Series shall have the right to vote exclusively in the matters referred to in Sections IV, V, VI and VII of Article 182 of the General Law of Commercial Companies, and when resolutions are adopted with regard to the split-up of the Company and the cancellation of registry in the National Registry of Securities and Brokerage Houses and, as the case may be, in any other foreign market. The favorable opinion of the National Banking and Securities Commission must be obtained for their issuance prior to which, a special shareholders' meeting shall be held.

A minority of shareholders with restricted voting rights that represents 10% of the capital stock, shall have the right to appoint at least one member of the Board of Directors and its respective alternate. In absence of that appointment, shareholders with restricted voting rights shall have the right to appoint at least two members of the Board of Directors and their respective alternates members.

In the latter case, appointments as well as substitution and removal of members shall be agreed upon an special shareholders' meeting.

The shares of this Series shall be of free subscription, correspond to the variable capital stock of the company and have the same economic rights as the Series "B" shares.

In the event of cancellation of the registration of shares in the National Registry of Securities, whether at the company's request or by resolution of the National Banking and Securities Commission according to the law, the controlling shareholders must make a public offer to purchase before the cancellation takes place at the higher price between the average closing price for the transactions made during the last thirty days in which the stock was bought and sold prior to the offering date, and the accounting value of the shares according to the last quarterly financial report submitted to the National Banking and Securities Commission and to the Mexico City Stock Exchange prior to the offering. Prior authorization from the National Banking and Securities Commission and the affirmative vote of shares representing 95% of the capital stock, including Series "B" and Series "L" shares shall be necessary for the extraordinary shareholder's meeting to approve an amendment to this paragraph.

III.- PROPOSAL TO AMEND THE CORPORATE BY-LAWS, IN ACCORDANCE WITH THE AMENDED SECURITIES EXCHANGE LAW (*LEY DEL MERCADO DE VALORES*) AS PUBLISHED IN THE OFFICIAL GAZETTE OF THE FEDERATION ON JUNE 1, 2001.

The Chairman informed the meeting that pursuant to the amendments to the Securities Exchange Law, it was necessary to amend the corporate By-laws, in order to make them consistent with such law.

Thereafter, the meeting resolved to amend the corporate by-laws, which as of the date of the meeting read as follows (summary):

Chapter I. Corporate name, purpose and domicile.

First. The company's name is Nadro, S.A. de C.V. (stock corporation with variable capital).

Second. The purpose of the company shall be the following (complete translation):

a) To purchase, sell, manufacture, distribute, import, export and receipt in consignment of any and all medical, pharmaceutical and chemical products as well as health-care, personal-hygiene, beauty-aid, paper, school, food, photography, gifts, home, tobacco, candy and toy products.

b) To acquire, purchase, sell, convey, encumber, pledge, mortgage, lease and in general dispose of movable and real-estate property, as well as real and personal securities and rights of any other kind.

At no time whatsoever, it shall be understood that the Company may carry out financial brokerage activities reserved to entities under authorization or concession to do so.

c) To perform and provide advising, training and/or instruction to commercial or civil companies and to individuals or entities, either national or foreign, with respect to economic, financial, accounting, legal, technical matters, regarding drugstore management or otherwise, as well as to engage professional service providers and qualified personnel for the performance of such advising, training and/or instruction.

d) To receive and grant loans and guarantees whenever the company has business relationships or any interest or participation, or is a subsidiary of the companies for which it performs or in which it is involved in the relevant operations.

Independently it may grant third party guarantees and bonds exclusively under a resolution of the Board of Directors.

e) To issue serial or massive negotiable instruments such as shares, notes, commercial paper, etc.

f) The Company may temporarily acquire its own shares, pursuant to the provisions in section g) of the Sixth Clause of the corporate By-laws.

g) In general, to carry out any and all kinds of transactions and legal acts in order to or which may be necessary for, the fulfillment of the corporate purpose.

Third. The duration of the company shall be 99 years as of October 26, 1943.

Fourth. The corporate domicile of the company shall be Mexico City, Federal District.

Chapter II. Capital Stock.

Fifth. The Capital stock is variable. The minimum fixed portion of the Company's capital stock amounts to $1,374'727,500.00 represented by 441,709,110 without par value, common, registered, fully paid and subscribed shares. The variable portion of the capital stock shall never exceed ten times the amount of the capital stock without withdrawal right.
The Company's shares can be divided as follows:

Series "B" shares, which are of free subscription, have all corporate and economic rights and shall represent at least 75% of Nadro's capital stock.

Series "B" shares is divided into Subseries "B-I" shares representing the fixed portion of the Company's capital stock without withdrawal right and Subseries "B-II" shares representing the variable portion of the Company's capital stock.

Series "L" shares shall have restricted voting rights and in no event shall exceed 25% of the subscribed and paid capital stock.

The shares of this Series shall have the right to vote exclusively in the matters referred to in Sections IV, V, VI and VII of Article 182 of the General Law of Commercial Companies, and when resolutions are adopted with regard to the split-up of the Company and the cancellation of registry in the National Registry of Securities and Brokerage Houses and, as the case may be, in any other foreign market. The favorable opinion of the National Banking and Securities Commission, must be obtained for their issuance prior to which, a special shareholders' meeting shall be held.

A minority of shareholders with restricted voting rights that represents 10% of the capital stock, shall have the right to appoint at least one member of the Board of Directors and its respective alternate. In absence of that appointment, shareholders with restricted voting rights shall have the right to appoint at least two members of the Board of Directors and their respective alternates members.

In the latter case, appointments as well as substitution and removal of members shall be agreed upon an special shareholders' meeting.

The shares of this Series shall be of free subscription, correspond to the variable capital stock of the company and have the same economic rights as the Series "B" shares.

In the event of cancellation of the registration of shares in the National Registry of Securities, whether at the company's request or by resolution of the National Banking and Securities Commission according to the law, the controlling shareholders must make a public purchase before the cancellation takes place at the higher price between the average closing price for the transactions made during the last thirty days in which the stock was bought and sold prior to the offering date, and the accounting value of the shares according to the last quarterly financial report submitted to the National Banking and Securities Commission and to the Mexico City Stock Exchange prior to the offering. Prior authorization from the National Banking and Securities Commission and the affirmative vote of shares representing 95% of the capital stock, including Series "B" and Series "L" shares shall be necessary for the extraordinary shareholder's meeting to approve an amendment to this paragraph.

Sixth. Shareholders shall have a proportional preemptive right to acquire the shares issued pursuant to an increase of capital stock.

Seventh. All transfers of shares shall be made through endorsement and acknowledged by the Company upon recordation thereof at the Shares Registry Book. Any person who acquires one or more shares of the Company shall assume all rights and obligations of the selling shareholder with respect to the Company.

Eighth. The current or future foreign shareholders of the company irrevocably agree with the Ministry of Foreign Relations to consider themselves as nationals with respect to their equity interests in the Company, as well as to the assets, rights, concessions, equity interests or interests owned or held by the Company, or otherwise the rights and obligations derived from the agreements to which such Company may be a party with Mexican authorities, and therefore, not to invoke the protection of their governments, or they shall lose their equity interests in the Company for the benefit of the Nation.

Ninth. All shares of the same series, entitle their holders to equal rights and obligations. Series "L" shareholders shall be entitled to vote exclusively on the following matters: (i) change of corporate purpose; (ii) change of Company's nationality; (iii) change of corporate regime (i.e., limited liability company, etc.); (iv) merger or split-up of the Company; and (v) cancellation of the registration of the company at the National Registry of Securities or any other foreign stock exchange.

Any minority of shareholders with restricted voting rights that represents 10% of the capital stock of the company shall have the right to appoint at least one member of the Board of Directors and its corresponding alternate member. In absence of that appointment, shareholders with restricted voting rights shall have the right to appoint at least two members of the Board of Directors and their corresponding alternate members.

Shares with restricted voting rights shall have the same economic rights as Series "B" shares.

Tenth. Share certificates and provisional share certificates, if any may include one or more shares, as resolved by the Board of Directors.

Chapter III. Management.

Eleventh. The administration and management of the Company shall be vested on a Board of Directors. The minimum number of members of such board shall be 5 and the maximum shall be 15, with their respective alternate directors. At least 25% of the members of the board shall be independent directors.

The Directors shall appoint from among themselves a chairman, a secretary and an alternate secretary, and such secretaries can be members or the Board.

The Board of Directors shall hold a meeting at least, once every three months.

The shareholders' meeting may establish an Executive Committee. The Executive Committee shall at all times, act as a body and its authority may not be delegated to individuals such as managers, members of the board, attorneys-in-fact or otherwise; all of its members shall be members of the Board of Directors and the minimum quorum for its meetings shall be 50% plus 1 of its members. The resolutions of the Executive Committee shall be adopted by the majority of the members present thereat. A special minutes book shall be kept for the minutes of the Executive Committee. The Examiner of the company shall be called for the meeting and shall have the right to speak but not to vote.

Four members of the Board of Directors shall compose the Operative Committee. Such Committee shall act as a management advisor, but shall have no authority to make decisions, and shall not be an intermediate administration body.

As determined by the shareholders' meeting, there will be an Auditing Committee in which the Chairman and the majority of its members shall be independent directors. The examiner of the Company shall be present at its meeting, having the right to speak but not to vote. The Auditing Committee shall, (i) prepare an annual report of activities which will be submitted to the Board of Directors; (ii) issue and opinion in connection with transactions with related parties pursuant to section IV of Article 14-3 of the Securities Exchange Law; and (iii) propose the hiring of independent experts to issue an opinion regarding the above referenced transactions.

Twelfth. The Board of Directors shall act through, at least, the majority of its members and its resolutions shall be valid when adopted by the majority of the Directors present. The Chairman of the Board shall cast the tie-breaking vote.

The Board shall have no authority to discuss any items in connection with "Fundamental Actions" or "Reserved Actions" as hereinafter defined.

The unanimous resolutions adopted by all the members of the Board not taken in a Board meeting shall have the same force and effect as if adopted at a Board meeting, as long as they are confirmed in writing.

Thirteenth. The Board of Directors shall represent the company and shall direct the business activities thereof. For such purposes, the Board shall have the broadest authority to carry out any and all acts related directly or indirectly with the corporate purpose.

Fourteenth. The Board of Directors shall be expressly authorized to:

a) To give effect to any merger resolution adopted by extraordinary shareholders' meeting.

b) To prepare the financial statements and financial information of the company.

c) To resolve on the temporary acquisition and/or placement of shares of the company.

d) To hire and dismiss employees, and agents, and to determine their salaries and execute the corresponding labor or agency agreements.

e) To proceed with the allocation of dividends as resolved by the shareholders' meeting.

f) To appear before any and all authorities.

g) To appoint delegates within its authority.

h) To grant and revoke powers of attorney.

i) To appoint and remove directors, managers and officers of the company.

j) To represent the company in labor matters.

k) To approve any transaction not in the ordinary course of business, to be made with shareholders, managers or directors or with any other person having economic or close family relationships with them.

l) To approve any purchase or sale transaction representing 10% or more of the company's assets, or any guarantee representing more than 30% of the company's assets.

m) To approve any transaction not in the ordinary course of business, other than those listed in sections k) and l) above, representing more than 1% of the company's assets.

n) To perform any and all necessary or beneficial acts for the company.

Fifteenth. The chief executive officer, directors and officers may be shareholders or otherwise, and shall have the authority expressly granted thereto by the board of directors or whomever appoints them.

Chapter IV. <u>Surveillance</u>.

Sixteenth. The surveillance of the company shall be vested upon one or more Examiners appointed by the shareholders' meeting. The shareholders' meeting may also appoint alternate examiners.

Seventeenth. The directors, managers, examiners and officers shall not be obliged to warrant the performance of its duties.

Chapter V. <u>Shareholders' Meetings</u>.

Eighteenth. The supreme authority in the company shall be vested upon the general shareholders' meeting.

Nineteenth. General shareholders' meetings may be ordinary or extraordinary, and shall be always held at the corporate domicile. Each series of shares may hold special shareholders' meetings in accordance with these by-laws.

Ordinary meetings shall deal with those items listed in article 181 of the General Law of Commercial Companies, and extraordinary meetings shall deal with the items listed in article 182 of the referenced law, as well as "Fundamental Actions" and "Reserved Actions" as defined hereinbelow.

Twentieth. The general ordinary shareholders' meeting shall meet at least, once a year within the first four months following the termination of the tax year, in order to approve the financial statements.

Twenty-First. The call for a shareholders' meeting shall be published in the Official Gazette of the Federation or the Official Gazette of the Federal District, with 15 days in advance, or 8 days in advance in case of second call, except for the annual meeting which shall be called at all times with 15 days in advance.

Twenty-Second. All resolutions adopted without fulfilling the above requirements shall be null and void, unless adopted by all the shares of the company. Whenever all the shares of stock are represented, the publication of the call shall not be necessary and the resolutions adopted shall be valid.

The shareholders' may adopt corporate actions without holding a meeting as long as said actions are voted unanimously and confirmed in writing.

Twenty-Third. The shareholders may attend the meeting personally or trough an attorney-in-fact who may be appointed by means of a proxy letter. The stock certificates shall be deposited at the place indicated therefor, or otherwise at the S.D. Indeval, S.A. de C.V., or at the office of the secretary at the time indicated in the relevant call.

The company shall acknowledge and recognize as shareholders only those persons recorded at the Registry Book kept for such purposes.

Twenty-Fourth. Should any shareholder be a resident abroad, the deposit of the certificates shall be made at the bank or institution indicated in the call.

Twenty-Fifth. The minimum quorum to consider an Extraordinary Meeting duly convened upon the first call, shall be 75% of the voting shares of stock, and 80% of the Series "B" shares when dealing with the items described in clause Twenty-Eighth hereof which have been defined as "Fundamental Actions" or "Reserved Actions".

The Ordinary shareholders' meeting shall be duly convened when at least 50% of the voting shares are represented thereat.

Series "L" or Series "B" special meetings shall be duly convened when at least 75% of the shares of the relevant series are present or represented.

Twenty-Sixth In case the Ordinary Meeting is not held on the date called therefore, a second call will be made, and the meeting will be held whichever the amount of shares of stock present or represented thereat. In case of Extraordinary Meetings, in second or any further call, 50% of the voting shares of stock shall be present or represented, except when dealing with "Fundamental Actions" or "Reserved Actions" in which case at least 80% of the Series "B" shares of stock shall be present or represented.

For special meetings held upon second or any further call at least 50% of the relevant series shares of stock shall be present or represented.

Twenty-Seventh. The resolutions adopted at extraordinary shareholders' meetings shall be taken through at least the favorable vote of the shares representing, at least 50% of the voting shares. However, the favorable vote of at least 80% of the Series "B" shares of stock and the approval of a special Series "L" shareholders' meeting, shall be necessary to adopt any resolution in connection with "Fundamental Actions".

The favorable vote of at least 80% of the Series "B" shareholders, shall be necessary to adopt any resolution in connection with "Reserved Actions"

The resolutions adopted by a General shareholders' meeting shall be valid when adopted by the majority of the votes present or represented.

The resolutions adopted by any special Series "B" or Series "L" meetings shall be valid when adopted by at least of the shares of the relevant Series.

Twenty-Eighth.

I. Fundamental Actions are:

a) Change of corporate purpose.

b) Adoption of another corporate nationality.

c) Transformation of the company.

d) Merger of the company.

e) Split-up.

f) Registration or cancellation of the registry at the National Registry of Securities or any other foreign market.

II. Reserved Actions are:

a) Any transaction or change in the existing transactions among the Company and any subsidiary, affiliate or shareholders of, or more than 10% of the shares into which the capital stock of the company is divided, which is not in the ordinary course of business.

b) The execution of credit or financing agreements, loans and any other payment obligations whenever such obligations exceed 50% of the capital of the company as stated in the most recent audited financial statements of the company at such time.

c) The posting or granting of any mortgage, bond, or any other lien or encumbrance on the company's assets, which assets exceed 50% of the capital of the company as stated in the most recent audited financial statements of the company at such time.

d) The purchase or transfer of shares of any subsidiary or the purchase, sale, lease or any other conveyance of any business, real estate, equipment or any other asset otherwise if such transaction including any subsequent transaction exceeds 20% of the capital stock of the company as stated in the most recent audited financial statements at such time.

e) The purchase or cancellation of shares of stock which exceed more than 1% of the total shares issued by the company.

f) The appointment of attorneys-in-fact to vote the shares of stock owned by the company in any affiliates or subsidiaries and the manner in which such shares shall be voted.

g) Request of bankruptcy or suspension of payments of the company.

h) Amendment of clauses second, third, fifth, sixth, ninth, eleventh, twelfth, sixteenth, nineteenth, twenty-fourth, twenty-fifth, twenty-sixth, twenty-seventh and twenty-eight of the corporate By-laws.

i) Increases or decreases in the variable portion of the capital stock representing more than 25% of the aggregate capital stock of the company during any calendar year, either through one or more actions.

j) Any extension to the duration of the company or the anticipated liquidation thereof.

Twenty-ninth. Shareholders' meetings shall be presided over by the Chairman of the Board of Directors or otherwise by the director appointed to substitute the Chairman. The Secretary of the Board shall act as secretary of the shareholders' meeting or otherwise the alternate secretary of the Board. In case there are no directors present, the attending shareholders shall appoint a chairman and a secretary. The Chairman shall appoint two recount clerks.

Thirtieth. Once a shareholders' meeting has been duly convened, and upon the request of the shareholders representing at least 33% of the capital stock of the company, the meeting may be suspended for three days without need for a new call. This right may only be exercised once for the same item.

Thirty-First. For any and all meetings, the relevant minutes will be prepared and signed by the Chairman and the secretary, as well as the attending examiners. The relevant attendance list shall be attached thereto, and signed by the attending shareholders and the recount clerks.

Thirty-Second. In case of meetings not convened due to lack of quorum, the relevant minutes shall be signed by the Chairman and the secretary.

Thirty-Third. The shareholders representing 33% of the capital stock may challenge the resolutions adopted by the general shareholders' meeting, in court complying with Article 201 of the General Commercial Companies Law.

Thirty-Fourth. The fiscal year shall be one calendar year commencing on January 1st and ending on December 31st.

Thirty-Fifth. As of the closing of the fiscal year, the relevant financial statements and reports shall be prepared and together with the Examiners' Report made available to all shareholders with at least 15 days prior to the date of the shareholders' meeting in which said statements and reports shall be discussed.

Thirty-Sixth. Five percent of the profits reflected by the financial statements shall be allocated to form a reserve fund, until such reserve fund equals one fifth of the capital stock. The remaining profits shall be allocated as determined by the shareholders' meeting.

Thirty-Seventh. The shareholders shall assume all losses for up to the amount of their contributions.

Thirty-Eighth. The founding shareholders are not entitled to any special right or privilege other than the ordinary rights for any and all shareholders.

Thirty-Ninth. The company shall be terminated as of the expiration of the term set forth by Clause Third hereof, and prior thereto in case of the provisions of Article 229, sections II to V, of the General Law of Commercial Companies.

Fortieth. Once the company has been terminated it shall be liquidated, by one or more liquidators appointed by an absolute majority of votes at the shareholders' meeting resolving or acknowledging the termination.

Forty-First. During the liquidation of the company, such circumstance shall be included in the corporate name and the Board of Directors shall cease the performance of its duties.

Forty-Second. The examiners shall carry out their duties with respect to the liquidators under the same terms as performed with respect to the Board of Directors.

Forty-Third. The General Law of Commercial Companies and any other applicable law shall govern any and all matters not expressly provided for herein.

IV. CAPITAL INCREASE IN THE VARIABLE PART OF THE CAPITAL STOCK.

The Meeting resolved to increase the variable part of the capital stock of the company in $140,304,611 pesos, Mexican currency, and thereafter, the meeting resolved to increase the variable part of the capital stock of the company in $9,964,941 pesos, Mexican currency. Therefore, the variable part of the capital stock of the company adds up to an amount of $551,150,631 pesos, Mexican currency, represented by 177,088,372 Series "B-II" common, without face value, totally subscribed and paid shares. The minimum fixed portion without right of withdrwal of the capital stock of the company is $1,374,727,500 pesos, Mexican currency, represented by 441,709,110 shares.

V. SUBMISSION OF THE ANNUAL REPORT BY THE BOARD OF DIRECTORS, INCLUDING THE FINANCIAL STATEMENTS FOR THE YEAR 2001, PURSUANT TO ARTICLE 172 OF THE GENERAL LAW OF COMMERCIAL COMPANIES, DISCUSSION THEREOF, AND APPROVAL IF SUCH THE CASE, AFTER HAVING HEARD THE RELEVANT REPORT BY THE EXAMINER.

The Meeting resolved to approve by majority of votes the report of the Board of Directors and the financial statements for the year 2001.

VI. RESOLUTION REGARDING THE ALLOCATION OF THE 2001 PROFITS.

The meeting, by majority of votes resolved to pay a dividend of 0.2250 pesos, Mexican currency, per share in consideration of the profits obtained by the company during 2001. The total amount paid as dividends was $138,509,028.00 pesos, Mexican currency. Furthermore, the shareholders' meeting resolved that such payment should be totally made by May 16, 2002.

VII. APPOINTMENT OF PROPRIETARY AND ALTERNATE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS OF THE MEMBERS OF THE EXECUTIVE AND AUDITING COMMITTEES.

By majority votes, the meeting resolved to appoint the following persons in the corresponding offices:

Full Members	Alternate Members
Related Patrimonial Members	**Related Patrimonial Alternate Members**
Pablo Escandón Cusi	Guillermo Pérez Cerezo
Eustaquio Escandón Cusi	Rodolfo de la Garza Vázquez
Independent Patrimonial Member	**Independent Patrimonial Alternate Member**
John (sic) Hammergren	William Graber
Marc Owen	Brian Tyler
Paul Julian	Greg Yonko
Henry Davis Signoret	Paul Davis Castens
Related	**Related**
Alfonso Romo Garza	Enrique Mondragón Esquivel
Juan Gallardo Thurlow	Juan Manuel Pertierra Perez
Federico Bárcena Mastretta	Jorge Cazares Zenteno
Alejandro Girault Facha	Eustaquio Escandón Rincón Gallardo
Mónica Escandón Rincón Gallardo	Michael T. Dalby
Jaime Zunzunegui Villegas	Armando Huerta Baez
Independent	**Independent**
José Pintado Rivero	Héctor Moreno Limón
José Carral Cuevas	Fernando Ocaña Ahedo
Alan Seelenfreund	Sergio Mercado Mercado

By majority votes the Meeting also appointed the following persons as members of the Executive Committee:

Executive Committee

Pablo Escandón Cusi
Eustaquio Escandón Cusi
José Pintado Rivera

Likewise, the Secretary and Alternate Secretary of the Board of Directors and the Examiner shall be members of the Executive Committee.

By majority vote the shareholders' meeting further resolved to appoint the following persons as members of the Auditing Committee:

Auditing Committee
José Pintado Rivero (Chairman)
José Carral Cuevas

Likewise, the Secretary and Alternate Secretary of the Board of Directors and the Examiner shall be members of the Auditing Committee.

VIII. APPOINTMENT OF EXAMINER.

By majority votes, the meeting resolved to appoint the following persons as Examiner and Alternate Examiner of the Company:

Examiners

Pablo Suinaga Cárdenas	Examiner
Fernando Suinaga Cárdenas	Alternate Examiner

IX DETERMINATION OF COMPENSATION TO BE PAID TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXAMINER, AS WELL AS THE EXECUTIVE COMMITTEE AND AUDITING COMMITTEE, AS THE CASE MAY BE.

By majority votes, the meeting resolved to account the remunerations paid to the members of the Board of Directors, the Executive Committee and the Examiner for the year 2001 to the Administration Expenses account.

By majority votes, the meeting further resolved to account the remunerations fess to be paid to the members of the Board of Directors, the Executive Committee, the Auditing Committee and the Examiner to the Administration Expenses account. The amounts to be paid thereto shall be determined by the Chairman of the Board of Directors.

X. DISCUSSION AND APPROVAL, AS THE CASE MAY BE, OF THE ACTS PERFORMED BY THE BOARD OF DIRECTORS.

By majority votes, the meeting resolved to approve any and all acts performed by the Board of Directors during 2001.

XI. REPORT ON THE REPURCHASE AND SALE OF SHARES PERFORMED BY THE COMPANY AND APPOINTMENT OF AUTHORIZED PERSONS TO DO SO.

The Chairman informed the meeting that as of the end of the year 2000, the company had 750,000 shares of stock held in treasury. The Chairman further informed that no repurchase or sale operations had been carried-out during the year 2001. Likewise, the Chairman informed the meeting that the authorized persons to perform any and all activities in connection with the allocation and repurchase of shares were Guillermo Pérez Cerezo, Jorge Cazares Zenteno, Andrés Romero Chávez and Fernando Ocaña Ahedo, acting any two of them jointly.

XII. APPOINTMENT OF DELEGATES TO GIVE EFFECT AND FORMALIZE THE RESOLUTIONS ADOPTED BY THIS MEETING.

By majority votes, the meeting resolved to authorize Pablo Escandón Cusi and Pablo Suinaga Lanz Duret, to appear jointly or individually, before the Notary Public of their choice to formalize the minutes of this Meeting and to execute the corresponding notarial deeds. In their absence, Pablo Suinaga Cárdenas and Carlos Fernández Suinaga shall be appointed jointly to subsitute the above-referenced individuals.

The meeting further resolved to appoint Messrs. Pablo Suinaga Lanz Duret, Pablo Suinaga Cárdenas and Cárlos Fernández Suinaga either jointly or individually to appear before the Notary Public of their choice to formalize the acts approved hereby, carry out the necessary recordings at the Public Registry of Commerce, issue certified copies hereof, and carry out any and all actions necessary to give full effect to the resolutions adopted herein.

XIII. DRAFTING, READING, DISCUSSION AND APPROVAL, AS THE CASE MAY BE OF THE MINUTES OF THE MEETING.

The meeting was briefly suspended for the drafting of the minutes, which were approved by the majority of the shareholders present.

[signed]

PABLO ESCANDON CUSI
CHAIRMAN

[signed]

PABLO SUINAGA LANZ DURET
SECRETARY

[signed]

PABLO SUINAGA CARDENAS
EXAMINER

PABLO SUINAGA LANZ DURET, as Secretary of the Board of Directors of Nadro, S.A. de C.V., hereby certifies that this 48-page copy is a valid copy of the Minutes of the General Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2002 at 11:30 hours.

Mexico, DF, April 30, 2002

PABLO SUINAGA LANZ DURET
SECRETARY OF THE BOARD OF DIRECTORS OF
NADRO, S.A. DE C.V.

English Translation

NADRO, S.A. DE C.V.

ATTENDANCE LIST TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF NADRO S.A. DE C.V, HELD AT 11:30 A.M., ON APRIL 30, 2002.

SHAREHOLDERS	REPRESENTED BY	SIGNATUR
PABLO ESCANDON CUSI. Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V..	PABLO ESCANDON CUSI	[signed]
EUSTAQUIO ESCANDON CUSI. Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	EUSTAQUIO ESCANDON CUSI PABLO ESCANDON CUSI	[signed]
INHERITANCE TRUST OF MRS. MARIA CUSI DE ESCANDON. Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	PABLO ESCANDON CUSI AND/OR EUSTAQUIO ESCANDON CUSI	[signed]
INHERITANCE TRUST OF MRS. MARIA CUSI DE ESCANDON. Scotia Inverlat Casa de Bolsa, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	PABLO ESCANDON CUSI AND/OR EUSTAQUIO ESCANDON CUSI	[signed]
TRUST AGREEMENT NO. 14330-6 Banco Nacional de México, S.A. S.D. INDEVAL, S.A. DE C.V.	PABLO ESCANDON CUSI AND/OR EUSTAQUIO ESCANDON CUSI	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	GUILLERMO PEREZ CEREZO	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C..V. S.D. INDEVAL, S.A. DE C.V.	JORGE CAZARES ZENTENO	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C..V. S.D. INDEVAL, S.A. DE C.V.	FERNANDO OCAÑA AHEDO	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	HECTOR MORENO LIMON	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	ALFREDO ROMERO CECEÑA	[signed]
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	CARLOS VAZQUEZ LOPEZ	[signed]
BANCO NACIONAL DE MEXICO, S.A. Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	SAMUEL GARCIA CUELLAR AND/OR LUIS G. GARCIA SANTOSCOY AND/OR MARIA TERESA GUEMES FERNANDEZ AND/OR JOSE RUIZ LOPEZ AND/OR ALFONSO RAZU AZNAR AND/OR JAVIER AURELIANO GONZALEZ RUIZ OLLOQUI AND/OR MARIANA CRESPO BARTNECHE AND/OR CASSANDRA FRANCO KAREH	[signed]

		________
TRUST AGREEMENT NO. 22567 Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	ANDRES ROMERO CHAVEZ	[signed]
CONTROLADORA DE FARMACIAS, S.A. DE C.V. Acciones y Valores de México, S.A. de C.V. S.D. INDEVAL, S.A. DE C.V.	BENJAMIN ESTRADA ARROYO	[signed]
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	CARLOS ARMANDO NORIEGA CONESA	[signed]
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	CARLOS ARMANDO NORIEGA CONESA	[signed]
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	MANUEL VILLAR BLANCO	[signed]
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	CLAUDIA CANXCHOLA AND/OR GABRIELA OCEJO AND/OR MARIA JOSE GARCIA AND/OR JORGE GUTIERREZ AND/OR MARCO ANTONIO REYES	[not signed]
BBVA BANCOMER, S.A. GRUPO FINANCIERO S.D. INDEVAL, S.A. DE C.V.	JOSE ANGEL MONTAÑO GUTIERREZ AND/OR RODRIGO GABRIEL JIMENEZ SANTOS AND/OR ELIZABETH BARRERA AGUILAR AND/OR CARLOS M. PEREZALONSO EGUIA AND/OR RAMON CAMPOS HERNANDEZ AND/OR CARLOS A. SAMANO CABALLERO	[not signed]
IXE CASA DE BOLSA, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	IGNACIO MAYORDOMO CARRILLO	[signed]
CITIBANK MEXICO, S.A. GRUPO FINANCIERO S.D. INDEVAL, S.A. DE C.V.	ALTAGRACIA GUTIERREZ GARCIA AND/OR HUMBERTO REAL VAZQUEZ AND/OR ISMAEL GUTIERREZ MEDINA AND/OR JUAN MERLOS ESTRADA AND/OR RICARDO VELAZQUEZ LOPEZ AND/OR ALFONSO RAMOS SANDOVAL AND/OR ANA MARIA MIRELES TORRES AND/OR ANA PAULA SUAREZ COVIAN AND/OR ANGEL HERNANDEZ SALAZAR AND/OR ANTONIO GUADARRAMA RODRIGUEZ AND/OR CECILIA DEL CASTILLO SOLTERO AND/OR CLAUDIA MEDINA RUIZ AND/OR EDUARDO ESTRADA LOPEZ AND/OR ERNESTO ROSALES CARVAJAL AND/OR STEPHAAN PEETERS NOLLET AND/OR FERNANDA PALOMAR NAUALART AND/OR LUIS FELIPE VALLARINO MEDINA AND/OR MANUEL ZAPATA RAMIREZ AND/OR OMAR SAAVEDRA SANCHEZ AND/OR OMAR YADID TABOADA AND/OR RAFAEL PABLO URQUIA AND/OR TARIK RAMIREZ FUENTES AND/OR JUAN MANUEL MARQUEZ RODRIGUEZ	[signed]
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. S.D. INDEVAL, S.A. DE C.V.	CARLOS A. SAMANO CABALLERO AND/OR JOSE ANGEL MONTAÑO GUTIERREZ AND/OR RODRIGO G. JIMENEZ AND/OR ELIZABETH BARRERA AGUILAR AND/OR CARLOS M. PEREZALONSO EGUIA AND/OR RAMON CAMPOS	[not signed]

THE UNDERSIGNED RECOUNT CLERKS HEREBY CERTIFY THAT 522,099,972 SHARES ARE PRESENT AT THIS SHAREHOLDERS' MEETING, REPRESENTING 84.81% OF THE 615, 595,680 SERIES "B" SHARES THAT FORM THE CAPITAL STOCK .

RECOUNT CLERK	RECOUNT CLERK
(SIGNED)	(SIGNED)
BENJAMIN ESTRADA ARROYO	FERNANDO OCAÑA AHEDO

NADRO

EMPRESA DE DISTRIBUCION NACIONAL

F



INFORME ANUAL 2002 ANNUAL REPORT

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Ò C

La **fortaleza** de NADRO está en la

The strength of NADRO relies on the

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Breve Historia de NADRO

1943 Fundación de la empresa por el señor Eustaquio Escandón Galindo.

1976 Los señores Pablo Escandón Cusi, Director General Ejecutivo, y Eustaquio Escandón Cusi, Director General Ejecutivo Adjunto, asumen la Dirección de la empresa.

1985 La empresa es listada en la Bolsa Mexicana de Valores.

1992 Se efectúa una colocación internacional de acciones "L", equivalente a 10.2% del capital de la empresa.

1993 Alianza estratégica establecida con McKesson Corporation, el distribuidor líder de productos farmacéuticos en los Estados Unidos de América.

1997 Con fecha 18 de agosto se constituye un programa de American Depositary Receipts (ADR's).

Se inaugura el décimo quinto centro de distribución en la zona noreste de la Ciudad de México.

1999 A partir del día 28 de diciembre, la empresa cuenta con una serie única de acciones "B", que cotizan en el mercado de valores.

Se establece un programa de acciones para los ejecutivos de la empresa.

2000 Se trasladan las oficinas corporativas a Santa Fe.



Brief History of NADRO

1943 The company is founded by Eustaquio Escandón Galindo.

1976 Pablo Escandón Cusi, Chief Executive Officer, and Eustaquio Escandón Cusi, Associate Executive Officer, assume the management of the company.

1985 The company is listed on the Mexico City Stock Exchange.

1992 A placement of Series "L" shares, equivalent to 10.2% of shareholders' equity, was offered to international investors.

1993 The strategic alliance established with McKesson Corporation, the leading wholesale distributor of pharmaceutical products in the United States.

1997 An American Depositary Receipts (ADR's) program is established on August 18.

Opening of Nadro's fifteenth distribution center in the northeastern area of Mexico City.

1999 As of December 28, the company has only one series of "B" shares trading on the Mexico City Stock Exchange.

A stock program for executives is established.

2000 NADRO's corporate offices are transferred to the Santa Fe business district in Mexico City.



Carta del Presidente
Letter to the Shareholders

La desaceleración de la economía mundial, en especial de la norteamericana, impactó de manera adversa el desempeño económico de México, que redujo su tasa de crecimiento a prácticamente cero por ciento en el año 2001. Sin embargo, los fundamentales de la economía mexicana son sólidos, como lo demuestra el reciente otorgamiento del grado de inversión a la deuda soberana del país por parte de las agencias calificadoras Standard & Poors y Fitch Ibca. Además, el consenso del mercado financiero apunta hacia una recuperación en el crecimiento de la economía nacional para el año 2002.

No obstante, el fortalecimiento del sistema nacional de salud es fundamental para estar en condiciones de consolidar un crecimiento económico sostenido en las próximas décadas. Es importante considerar que México vive de manera simultánea dos procesos de transición. El concerniente a la transición demográfica está caracterizado por un perfil cambiante en la estructura de edades de la población. Los estratos de población infantil y hasta los 15 años de edad, registran tasas anuales de crecimiento prácticamente nulas, mientras que los segmentos de población adulta están incrementando su importancia relativa. De hecho, la tasa de crecimiento del estrato de personas mayores a 60 años ya es superior al 5% anual, lo que representa un aumento 3 veces superior al 1.6% al que se encuentra creciendo la población mexicana en promedio. Esta tendencia poblacional tiene repercusiones significativas en el sector salud, dado que los segmentos de población en edad avanzada son los que registran una mayor demanda de servicios de salud.

Simultáneamente, el país se encuentra en un proceso de transición epidemiológica, caracterizada por un incremento substancial de padecimientos relacionados con un estilo de vida cada vez más urbano, mientras que otras enfermedades más típicas de sociedades en desarrollo subsisten y siguen siendo comunes en zonas rurales del



Las transiciones demográfica y epidemiológica provocarán incrementos significativos en las demandas por servicios de salud de la población en el futuro cercano.

The epidemiological and demographic transitional processes will create a significant increase in the demands of the population for health-care services in the near future.

The overall slowdown of the world economy, especially in North America, had an adverse impact on Mexico's economic performance, reducing its growth rate to practically 0% in the year 2001. However, the Mexican economy is fundamentally solid, as is shown by the recent upgrading of the Mexican Sovereign debt to investment grade by the world´s leading rating agencies Standard & Poors and Fitch Ibca. The consensus of the financial markets is that the national economy will recover its growth in 2002.



Nevertheless, the strengthening of the national health system is essential in order to consolidate a sustainable economic growth over the next few decades. It is important to consider that Mexico is experiencing simultaneously two transitional processes. One derived from the demographic transition featured by a changing profile in the age structure of the population. The annual increase in the child population up to the age of 15 is practically zero, whereas the adult population groups are increasing their relative importance. In fact, the growth rate of the group of people over 60 years old is already exceeding 5% per year, whereas the Mexican population as a whole is only growing by an average of 1.6%. This trend will have significant repercussions in the health sector, since the elderly population places a larger demand on health-care services.

Simultaneously, the country is in a process of epidemiological transition. This is characterized by the substantial increase of illnesses related to an increasingly urban style of life, whereas other illnesses that are more typical of developing societies still exist and are common even nowadays in rural areas of the country, such as in southeastern states. As a result of the confluence of both transitional processes, a significant increase in the demands of the population for health-care services is expected in the near future.

As a matter of fact, Mexico already faces a significant lack in the supply of such services. According to figures from the National





país, como los estados del sureste. Como resultado de la confluencia de ambos procesos de transición, se espera un incremento muy significativo en las demandas de la población por servicios de salud en el futuro cercano.

México, de hecho, ya enfrenta un rezago importante en la oferta de estos servicios. De acuerdo con cifras del Instituto Nacional de Estadística, Geografía e Informática (INEGI), aproximadamente 40 millones de mexicanos, que equivalen a casi la mitad de la población total del país, no reciben atención médica como prestación laboral en instituciones públicas de salud, o bien en hospitales privados.

Para hacer frente a esta problemática, los sectores público y privado se encuentran en condiciones muy favorables para unir esfuerzos, con el objetivo de lograr una mayor calidad y cobertura en los servicios a la población, mediante el mecanismo de prestación indirecta. Esta colaboración tiene el potencial de maximizar la utilización de las estructuras de distribución del sector privado, lo que generaría economías de escala y, por consecuencia, ahorros substanciales en el costo de distribución y mantenimiento del producto, coadyuvando a liberar recursos escasos, en beneficio de la sociedad mexicana.

Es justamente la generación de economías de escala una de las funciones desarrolladas más importantes por una empresa especializada en la distribución de productos farmacéuticos y de salud, higiene y belleza personal como NADRO. Aún cuando su función no es visible para el consumidor final, NADRO es un eslabón vital en la cadena de salud. La labor llevada a cabo por la empresa conlleva enormes beneficios para la población, derivados no solamente de los ahorros substanciales generados en la distribución del producto, sino también en el manejo del inventario y en la simplificación del proceso de abasto a nivel nacional.

Con base en una eficiente utilización de su cadena de suministro, la empresa brinda orden a la complejidad de administrar, almacenar, controlar y distribuir aproximadamente 6,000 productos farmacéuticos y 3,000 productos de salud, higiene y belleza personal de más de 300 proveedores. Mediante la compra de grandes volúmenes de producto, su almacenamiento y distribución de manera pulverizada en cantidades económicas al detallista en tiempo real, NADRO garantiza que el producto se encuentre en el lugar en que se requiere, en el momento justo en que se necesita y a un precio razonable.

De este modo, NADRO disminuye de manera significativa el número de transacciones requeridas para abastecer al universo de aproximadamente 18,000 puntos de venta en todo el país, lo que genera ahorros substanciales de recursos, y tiempo al detallista sobre la opción de compra directa al fabricante.

Para llevar a cabo esta labor diaria exhaustiva de abasto, NADRO cuenta con 15 modernos centros de almacenamiento y distribución, y más de 50 centros de atención a clientes, estratégicamente ubicados en



Institute of Geography and Data Processing (INEGI), over 40 million Mexicans, who represent about half the total population in the country, do not receive medical care as a part of their working benefits in public health institutions or in private hospitals.

To face this problem, the private and public sectors are in a favorable position to join forces with the aim of achieving a better quality and coverage in the services provided to the population, through the indirect provision of health-care services. This collaboration has the potential of maximizing the use of distribution structures in the private sector, which would generate economies of scale, and, consequently, substantial savings in the cost of distribution and maintenance of the product. This process would liberate scarce resources for the benefit of Mexican society at large.

This is precisely why the creation of economies of scale is one of the most important activities performed by an enterprise specializing in the distribution of pharmaceutical, health-care, personal-hygiene and beauty-aid products such as NADRO. Even though the company's function is not visible to the final consumer, NADRO is a vital link in the health-care chain. The company brings invaluable benefits to the population derived not only from the substantial savings generated in the distribution of the product, but also from the handling of the inventory and in the simplification of the supply process nationwide.

Based on an efficient use of its supply chain, the company brings order to the complexity of managing, storing, controlling and distributing over 6,000 pharmaceutical products and 3,000 health-care, personal-hygiene and beauty-aid products of more than 300 suppliers. Through dividing products purchased wholesale into smaller quantities, NADRO provides storage and distribution in economical amounts to the retailer in real time. Thus, NADRO guarantees that the product will be where it's needed, when it's needed and at a reasonable price.

In this way, NADRO reduces significantly the amount of transactions required to supply approximately 18,000 retail outlets throughout the whole country, thereby generating substantial savings of resources and time to the retailer over the choice of direct purchasing from the manufacturer.

In order to carry out this exhaustive everyday supply operation, NADRO relies on its 15 modern storage, wholesale and distribution centers and more than 50 costumer service centers strategically located throughout the country with a fleet of more than 400 vehicles that cover in excess of 80,000 km per day, distributing products to over 8,000 towns and cities all over Mexico. NADRO does not only supply large urban centers, but also small to middle-sized towns and villages, in remote locations and difficult to access, in an enormous distribution effort to bring health-care to all Mexicans. The operating and information systems of NADRO promote a high degree of security in the delivery of the product, and quick replenishment throughout the country.



Los sectores público y privado se encuentran en condiciones favorables para unir esfuerzos, y lograr una mayor calidad y cobertura en los servicios a la población.

The private and public sectors are in a favorable position to join forces with the aim of achieving a better quality and coverage in the services provided to the population.

el territorio nacional, así como con una flotilla superior a 400 vehículos que recorren en promedio más de 80,000 kilómetros diarios, llevando producto a más de 8,000 poblaciones en todo el país. NADRO abastece no solamente a los grandes centros urbanos, sino también a poblaciones medianas y localidades pequeñas, lejanas y de difícil acceso, en un enorme esfuerzo de distribución capilar para llevar salud a todos los mexicanos. Los sistemas operativos y de información de NADRO promueven un alto grado de seguridad en la entrega del producto, y una ágil reposición del mismo en todo México.

En apego a las regulaciones emitidas por la Secretaría de Salud, NADRO se adhiere a procedimientos estrictos de almacenamiento y manejo de producto, que aseguran la calidad e integridad de los productos farmacéuticos que distribuye. Estos procedimientos versan acerca de cuestiones como el manejo de citotóxicos y otros productos peligrosos; su registro y control; los lineamientos en cuanto a la temperatura y el grado de humedad al que se deben almacenar; el entrenamiento de personal; la devolución de producto, etc.

Con base en sus casi 59 años de operar en el mercado farmacéutico y a la vanguardia en el sector de distribución, NADRO ha trascendido su papel tradicional y se ha transformado en un socio comercial del detallista y del fabricante, mediante el desarrollo permanente de servicios de valor agregado que optimizan la utilización de activos –producto, información y recursos– tanto hacia arriba como hacia abajo de la cadena, para respaldar y adaptarse a las necesidades cambiantes de ambos eslabones.

En beneficio del detallista, NADRO ha desarrollado y perfeccionado sistemas de administración y control de inventarios que le ofrece de manera totalmente gratuita, y que le indican la cantidad óptima a mantener de producto, dependiendo de la zona geográfica y de la temporada del año, reduciendo de este modo sus necesidades de financiamiento de inventarios y, por consiguiente, maximizando su generación de flujo de efectivo, y respaldando su éxito comercial.

Adicionalmente, la empresa ofrece capacitación continua al personal de las farmacias, brindándoles asesoría en cuanto al diseño de sus locales, y al mejor acomodo de sus productos, lo que repercute favorablemente en la eficiencia, atención y nivel de servicio. En un gran esfuerzo por apoyar su operación, NADRO ha otorgado al detallista crédito de manera revolvente por 1,800 millones de pesos en promedio durante el año.

En beneficio del fabricante, los sistemas de mercadotecnia estratégica de NADRO brindan información acerca de tendencias de ventas por producto, y por zona geográfica, respaldando de esta manera la planeación, el desarrollo y la comercialización de su mercancía.

Adicionalmente, NADRO apoya de manera intensa el lanzamiento de productos nuevos al mercado, mediante su colocación de manera simultánea en



JABON
12.95
SUPER OFERTA
ONCOLOGICOS
17.50

In accordance with the regulations issued by the Ministry of Health, NADRO adheres to strict procedures in the storage and handling of products, which ensure the quality and integrity of the pharmaceutical products that are distributed.

These regulations refer to matters such as the handling of citotoxic and other hazardous products; the registration and control of the product; the set standards in terms of temperature and the degree of humidity at which the product should be stored; the training of the staff; product replacement, etc.

Based on its almost 59 years in the pharmaceutical market at the cutting-edge of technology, NADRO has gone beyond its traditional role to become a trade partner to the retailer and manufacturer through the permanent development of value added services which optimize the use of assets -product, information, and resources- up and down the health-care chain, in order to support and adapt to the changing needs of both.

As a value added service for the benefit of the retailer, NADRO has developed and perfected management and control inventory systems, specifying the optimum amount of product to keep, depending on the geographical zone and the season of the year, thus reducing the need for inventory financing and maximizing cash flow, in support of the retailer's commercial success.

Additionally, the company offers continuous training to the drugstores´ staff, giving them advice in the design of their layouts and in the better display of their products, enhancing efficiency and the level of service to the customer. In a significant effort to support this operation, NADRO has extended revolving credit to the retailer of around 1,800 million pesos throughout the year.

For the benefit of the manufacturer, the systems of strategic marketing in NADRO offer information on sales trends per product, and by geographical zone, therefore backing up the planning, the development and commercialization of its merchandise.

Furthermore, NADRO actively supports the launching of new products to the marketplace by means of placing them in all retail outlets nationwide, as well as the distribution of pamphlets, a strategy that increases their diffusion and prominence in the marketplace.

In the year 2001, the private market of pharmaceutical products registered a 2.7% drop in unit sales, which was mainly caused by a downturn in the economy as a whole.

In spite of this recessive atmosphere, NADRO maintained a debt-free balance sheet and generated a cash flow EBITDA of 549 million pesos. The high generation of cash flow guarantees the financial stability of the company, as well as its future growth on a healthy basis.

During the year 2001, pharmaceutical products were supplied to PEMEX's hospitals and clinics in some




13.9
12.7
2000
2001

9.4% *Cambio Anual / Annual Change*

Dividendos (Dólares)
Dividends (In US Dollars)

Millones de pesos al 31 de diciembre de 2001
Millions of Mexican pesos at December 31, 2001

Nadro incrementó en 8.3% anual los recursos en capital contable a un nivel de 2,249 millones de pesos, lo que fortalece su estructura financiera, y brinda seguridad y respaldo a la operación de los fabricantes.

todos los puntos de venta del país, y la distribución de folletería, lo que incrementa su difusión y visibilidad en el mercado.

En el año 2001, el mercado privado de productos farmacéuticos registró una disminución del 2.7% anual en unidades, lo que fue ocasionado, en gran medida, por la desaceleración experimentada por la economía en general.

No obstante este medio ambiente recesivo, NADRO mantuvo un balance general sin créditos bancarios, y generó un flujo de efectivo ebitda igual a 549 millones de pesos. La alta generación de flujo de efectivo garantiza la solidez financiera de la empresa, y su crecimiento futuro sobre bases sanas.

Durante el año 2001, se abastecieron las necesidades de productos farmacéuticos de los hospitales y clínicas de PEMEX en algunas regiones del país. De esta manera, la empresa explora oportunidades en el sector salud y afina su infraestructura operativa, comercial y de sistemas de información, para brindar servicios especializados de distribución a instituciones de gobierno.

NADRO obtuvo un rendimiento sobre capital contable promedio de 21.9% en 2001, excluyendo de la utilidad neta tanto partidas extraordinarias, como aquellas que no representan un flujo real de efectivo.

NADRO decretó un pago de dividendos que ascendió a 126 millones de pesos históricos en junio de 2001, y que representó un 28.9% de las utilidades netas del año anterior, excluyendo partidas extraordinarias y aquellas que no representan flujo de efectivo. Así mismo, los dividendos pagados fueron equivalentes a 13.9 millones de dólares. La empresa se ha fijado, como política de dividendos, el mantener el pago de los mismos en términos de dólares similar en los próximos años, con el objetivo fundamental de retribuir adecuadamente al inversionista.

En un esfuerzo permanente de modernización, NADRO ha mantenido una política vigorosa de reinversión de utilidades. En el año 2001, la empresa destinó un total de 101 millones de pesos a la inversión en activos, asignando 27 millones de pesos a la compra de equipos de cómputo y oficina, 13 millones de pesos a la renovación de vehículos repartidores, así como 61 millones de pesos a la adquisición de terrenos, inmuebles y diversas construcciones en proceso.

No obstante el incremento de recursos que se requieren para financiar la operación del detallista, y el aumento en el nivel de inventarios, NADRO estuvo en posibilidad de atender estos requerimientos sin necesidad de recurrir a préstamos bancarios. La empresa mantiene su crecimiento sobre bases sólidas, en cumplimiento con sus objetivos financieros. Así mismo, la empresa incrementó en 8.3% anual los recursos en capital contable, a un nivel de 2,249 millones de pesos, lo que fortalece su estructura financiera y brinda seguridad y respaldo a la operación de los fabricantes.



NADRO increased its net worth by 8.3% year on year to 2,249 million pesos, which strengthens its financial structure and guarantees security and financial backing to the operation of manufacturers.

regions of the country. The company continuously explores opportunities in the health-care sector and hones its operative and commercial infrastructure, as well as its information systems to offer specialized distribution services to government institutions.

NADRO posted a return on average equity (ROE) equivalent to 21.9% in 2001, excluding from net income both extraordinary items and those that do not represent a real cash outlay.

NADRO declared a dividend payment equal to 126 million historic pesos in June 2001, which represented 28.9% of the net income of the previous year, excluding extraordinary items and those that do not represent a real cash outlay. Dividends paid were equivalent to 13.9 million dollars. The company has set, as a dividend policy, to maintain at a similar level the payment of dividends in US dollars over the next few years, with the main aim of adequately remunerating the investor.

In a permanent effort of modernization, NADRO has maintained a vigorous policy of profit reinvestment. In the year 2001, the company assigned a total of 101 million pesos to the investment in assets, of which 27 million pesos went to the purchase of computing and office equipment, 13 million pesos to the renewal of delivery vehicles, and 61 million pesos to the acquisition of land and real estate and several construction projects in progress.

Despite the increase in resources that are required to finance the retailer's operation and the increase in the level of inventories, NADRO had the ability to attend to these requirements without the need of bank loans. The company maintains growth on a solid basis, in keeping with its financial objectives. Likewise, the company increased its net worth by 8.3% year on year to 2,249 million pesos, which strengthens its financial structure and guarantees security and financial backing to the operations of manufacturers.

The alliance established with McKesson Corporation, the leading company in the distribution of pharmaceutical products in the United States of America, holds a strategic importance to NADRO, in light of the possible evolution of the national health-care system and the effects that this process could have on the pharmaceutical marketplace over the next few years. Moreover, the transference of information technology by McKesson Corporation has been fundamental to the company, in promoting success and efficiency in operational control.

NADRO is committed to the improvement and the joint development both of the retailer and the manufacturer, through the continuous integration of their respective supply chains not only by attending to their needs and requirements on a permanent basis, through multiple value added services, but also by adapting to a changing competitive environment and the challenges and opportunities that it brings.

Undoubtedly in the future, when the demand for health-care services in Mexico increases, derived from the demographic and epidemiological

INVERSIONES DE CAPITAL ***Capital Expenditures***	**2001**
Equipos de cómputo y oficina *Computing and office equipment*	27
Vehículos repartidores *Delivery vehicles*	13
Inmuebles y construcciones en proceso *Real estate and construction projects in progress*	61
Total	**101**

Millones de pesos al 31 de diciembre de 2001
Millions of Mexican pesos at December 31, 2001



La alianza establecida con McKesson Corporation, empresa líder en la distribución de productos farmacéuticos en Estados Unidos, detenta una importancia estratégica para la empresa, a la luz de la evolución probable del sistema nacional de salud, y los efectos que este proceso pudiera tener en el mercado farmacéutico nacional, en los próximos años. Adicionalmente, la transferencia de sistemas de información y tecnología por parte de McKesson Corporation ha sido fundamental para la empresa, coadyuvando al logro de eficiencias y al mejor control de la operación.

NADRO está comprometida a fomentar el desarrollo conjunto tanto del detallista, como del fabricante, mediante la continua integración de sus cadenas de suministro, atendiendo no solamente sus necesidades y requerimientos de manera permanente, mediante múltiples servicios de valor agregado, sino también adaptándose a un medio ambiente competitivo, cambiante, y de retos y oportunidades múltiples. Indudablemente, al incrementarse las demandas por servicios de salud en México en el futuro, derivado de las transiciones demográfica y epidemiológica, NADRO se encontrará entre las empresas que, habiendo desarrollado servicios innovadores, estarán en condiciones no solamente de responder a la nueva realidad del país, sino que inclusive contribuirán a definir los nuevos parámetros operativos y de competencia.

Con base en su sólida estructura financiera y operativa, y en su compromiso perpetuo de mejora continua en los servicios al detallista y al fabricante, NADRO desempeñará un papel protagónico en el desarrollo del sector salud, en el inicio del Siglo XXI.

Pablo Escandón Cusi
Presidente del Consejo de Administración.



transitional processes, NADRO will find itself among the companies that, having developed innovative services, will be in a position not only to respond to the new reality of the country, but also will contribute to define the new operational and competitive standards.

Based on its solid financial and operational structure, and its permanent commitment to improving the services offered to both retailer and supplier, NADRO will play a leading role in the development of the health-care sector at the beginning of the 21st century.

Pablo Escandón Cusi
Chairman of the Board of Directors

La empresa explora oportunidades en el sector salud, y afina su infraestructura para brindar servicios especializados de distribución a instituciones de gobierno.

The company continuosly explores opportunities in the health-care sector and hones its infrastructure to offer specialized distribution services to government institutions.



NADRO mantuvo un balance general sin créditos bancarios, y generó un flujo de efectivo ebitda igual a 549 millones de pesos.

NADRO maintained a debt-free balance sheet and generated a cash flow EBITDA of 549 million pesos.

Comentario de Resultados
Financial Review

Los aspectos más relevantes de la operación de la empresa se analizarán a continuación, encontrándose todas las cifras reexpresadas a pesos constantes al 31 de diciembre de 2001, y todos los cambios porcentuales expresados en términos reales.

No obstante el medio ambiente económico recesivo que se vivió durante el año, y que suscitó que el mercado privado de productos farmacéuticos registrara una disminución del 2.7% anual en unidades, las ventas netas de la empresa se mantuvieron constantes con respecto al año anterior, en un nivel de 16,317 millones de pesos en 2001.

Se prevé que las ventas de la empresa retomarán su nivel de crecimiento en el año 2002, como resultado, entre otros factores, de su sólida estrategia, de un clima competitivo estable, y del crecimiento real en el precio de los productos farmacéuticos, derivado fundamentalmente de la gran disparidad existente entre el nivel de precios de estos productos en México, y el nivel que prevalece en otros países, en especial, Estados Unidos. A corto y mediano plazo, otros factores estructurales, tales como la transición demográfica y epidemiológica por las que se encuentra transitando el país, provocarán un incremento muy significativo en las demandas por servicios de salud, brindando, de esta manera, un crecimiento natural al mercado farmacéutico.

Durante el año 2001, se abastecieron las necesidades de productos farmacéuticos de los hospitales y clínicas de PEMEX en algunas regiones del país. De esta manera, la empresa explora oportunidades en el sector salud y afina su infraestructura operativa, comercial, y de sistemas de información, para brindar servicios especializados de distribución a instituciones de gobierno.

The most relevant aspects of the company's operations will be analyzed in this section with all figures restated in constant pesos of December 31, 2001, and all the percentage changes expressed in real terms.

In spite of the recessive economic environment that was present during the year, causing the private market of pharmaceutical products to register a drop of 2.7% in unit sales, net sales of the company were kept constant in relation to the previous year, at a level of 16,317 million pesos in 2001.

It is predicted that the sales of the company will recoup their level of growth in the year 2002 as a result of, among other factors, its solid strategy, a stable competitive environment, and the real growth in the price of pharmaceutical products. This growth stems basically from the great disparity that exists between the price level of these products in Mexico and those prevailing in other countries, especially, the US. In the short to medium term other structural factors, such as the demographic and epidemiological transitional processes that the country is going through, will provoke a very significant increase in the demand for health-care services, therefore triggering the natural growth of the pharmaceutical market.

During the year 2001, pharmaceutical products were supplied to PEMEX's hospitals and clinics in some regions of the country. The company continuously explores opportunities in the health-care sector as it hones its operative and commercial infrastructure, as well as its information systems in order to offer specialized distribution services to government institutions.

El margen bruto de la empresa se mantuvo estable en un nivel de 9.5% en el año, como resultado de la estabilidad competitiva observada en el mercado privado de productos farmacéuticos, así como de las negociaciones mutuamente favorables llevadas a cabo con proveedores. Por lo tanto, la utilidad bruta se ubicó en un nivel de 1,553 millones de pesos.

Los gastos de operación se mantuvieron prácticamente sin cambio, en un nivel de 1,050 millones de pesos, y se ubicaron en una tasa de 6.4% como porcentaje de las ventas netas en 2001. Los programas permanentes de eficiencia y sostenimiento de costos bajos que la empresa ha implementado con éxito durante varios años, han contribuido de manera significativa para incrementar los niveles de productividad.

El margen de operación de la empresa se ubicó en 3.1%, por lo que la utilidad de operación ascendió a un nivel de 503 millones de pesos. Así mismo, el flujo operativo ebitda generado por NADRO fue igual a 549 millones de pesos en el año.

Aún cuando las tasas de interés experimentaron una baja sensible con relación al nivel de tasas observado en el año 2000, el flujo de efectivo generado por la empresa permitió obtener intereses ganados por 37 millones de pesos. Este monto fue superior a la suma de la pérdida monetaria generada, y de los intereses pagados, por lo que la empresa obtuvo en su renglón de costo integral de financiamiento, un producto financiero equivalente a casi 10 millones de pesos.

NADRO reconoció una provisión de impuestos por 80 millones de pesos y una provisión de impuestos diferidos por 119 millones de pesos en el año 2001, como resultado del elevado nivel de compras efectuadas en los meses de noviembre y diciembre. En apego a las disposiciones del Boletín D-4, emitido por el Instituto Mexicano de Contadores Públicos, la empresa reconoció una provisión total de impuestos equivalente al 37.5% de la utilidad antes de impuestos en el año. Por lo tanto, la empresa no espera sorpresas negativas futuras en este rubro.

Se registró un ingreso extraordinario por 47 millones de pesos, derivado fundamentalmente de la reducción en la carga fiscal de la empresa, ya que en el año 2001, NADRO no causó Impuesto Sobre la Renta, sino Impuesto al Activo. Sin embargo, este impuesto no se cubrirá, en virtud de que la Ley del Impuesto al Activo permite el acreditamiento de la diferencia contra el Impuesto sobre la Renta pagado de los 3 últimos ejercicios.



379
293
29.4% Cambio Anual / Annual Change
2000
2001

Utilidad Neta
Net Income

Millones de pesos al 31 de diciembre de 2001
Millions of Mexican pesos at December 31, 2001



The company's gross margin remained stable at 9.5% during the year, as a result of the competitive stability in the private market of pharmaceutical products, as well as the mutually favorable negotiations carried out with suppliers. Therefore, the gross earnings were 1,553 million pesos for the year.

The company's operating expenses remained practically unchanged at 1,050 million pesos, a rate of 6.4% as a percentage of net sales in 2001. The ongoing efficiency and cost control programs that the company has successfully implemented for several years, have contributed significantly to boosting the level of productivity and operating efficiency.

The operating margin of the company was 3.1%, bringing operating income to 503 million pesos, and EBITDA to 549 million pesos for the year.

Even though interest rates dropped significantly in relation to the level observed in the year 2000, the cash flow generated allowed the company to post interest income of 37 million pesos. This amount surpassed the sum of monetary loss and interest expense. As a result, NADRO obtained a gain equivalent to almost 10 million pesos in the company's net integral cost of financing.

NADRO set aside a tax provision for 80 million pesos and a provision for deferred taxes of 119 million pesos in the year 2001, as a result of the high purchasing level carried out in the months of November and December. In accordance with the accounting guidelines in Bulletin D-4, issued by the Mexican Institute of Public Accountants, the company created a total provision for taxes equivalent to 37.5% of income before taxes in 2001. Therefore, the company does not expect any negative surprises in this area in the future.

An extraordinary gain of 47 million pesos net of taxes was reported in 2001, derived from the reduction in the company's tax burden. NADRO was not charged income tax but asset tax; however, this tax will not be covered, as the Asset Tax Law allows the crediting of the difference against the income tax paid in the last three fiscal periods.

Net income increased by 29.4%, year on year, rising to 379 million pesos in 2001. However, excluding the effect of extraordinary items and those that do not represent a real cash outlay such as monetary gains and deferred taxes, net income was 475 million pesos.



La utilidad neta del ejercicio se incrementó 29.4% de manera anual, ubicándose en 379 millones de pesos en 2001. Sin embargo, la utilidad neta fue igual a 475 millones de pesos, excluyendo partidas extraordinarias, así como aquellas que no representan una salida real de efectivo, tales como partidas monetarias e impuestos diferidos.

La sólida estructura de la empresa le permitió financiar sus requerimientos de capital de trabajo, sin necesidad de recurrir a préstamos bancarios. La empresa mantiene su crecimiento sobre bases sanas, en cumplimiento con sus objetivos financieros. El flujo operativo generado por NADRO le proporcionó así mismo los recursos necesarios para financiar requerimientos diversos, tales como el pago de dividendos en apego a su política establecida, la renovación de la flotilla de vehículos repartidores, así como para efectuar remodelaciones y mejoras a centros de distribución y oficinas, y adquisiciones de inmuebles y terrenos adyacentes a los mismos. Gracias a estas inversiones, NADRO se encuentra en condiciones de ampliar, a un costo mínimo, su capacidad operativa cuando así se juzgue conveniente, en anticipación del crecimiento significativo que puede experimentar el mercado farmacéutico nacional, derivado del aumento esperado en las demandas por servicios de salud de la población en los próximos años.

El monto de financiamiento al sector farmacias se incrementó 7.8% para alcanzar la cifra de 1,981 millones de pesos, lo que representó 43.7 días de inversión. La estricta política de cobranza ha sido fundamental para conservar una cartera muy sana, con un porcentaje de cuentas de cobro dudoso, sobre ventas netas, prácticamente nulo. Este ha sido un factor clave en la salud financiera de NADRO, ya que no esconde pérdidas potenciales por problemas de cobranza.

La empresa invirtió recursos en inventarios por un monto de 2,745 millones de pesos al cierre del año, garantizando así un nivel de surtido adecuado a las miles de farmacias que atiende en la república, lo que les permite a su vez, atender la demanda del mercado farmacéutico de manera oportuna y confiable.

Como resultado de las negociaciones mutuamente favorables llevadas a cabo con los proveedores, las cuentas por pagar aumentaron 41% de manera anual, a un nivel de 2,806 millones de pesos. Este incremento coadyuvó a que NADRO cerrara el año con un saldo en caja y bancos de 601 millones de pesos. Estos recursos fueron imprescindibles para liquidar los adeudos contraídos con los proveedores durante el primer trimestre del año 2002.



The solid structure of the company allowed it to finance its working capital requirements, without the need of bank loans. The company maintains its growth on solid ground in keeping with its financial objectives.

The operational flow generated by NADRO also provided the necessary resources to finance diverse requirements, such as the payment of dividends in line with company policy, modernizing the fleet of delivery vehicles, as well as improvements and refurbishment to warehouses and offices, in addition to the acquisition of real estate and pieces of land adjacent to the distribution centers.

Thanks to these investments, NADRO finds itself in a position to broaden, at a minimum cost, its operational capacity when it deems convenient, in anticipation of the significant growth that will occur in the national pharmaceutical market, derived from the expected increase in demand for health-care services of the population over the next few years.

The amount of financing to pharmacies increased year on year 7.8% to 1,981 million pesos, which represented 43.7 days of investment. Strict collection procedures have been essential to maintain a sound credit portfolio, with an amount of past-due accounts as a percentage of net sales practically zero. This has been a key factor in NADRO's financial health, since it does not hide potential losses due to collection problems.

The company invested 2,745 million pesos in inventories by year-end guaranteeing an adequate level of supply to the thousands of pharmacies that it services around the country, which allows them in turn, to attend to the demands of the pharmaceutical market in a reliable and efficient way.

As a result of the mutually favorable negotiations carried out with suppliers, accounts payable increased by 41%, year on year, to 2,806 million pesos. This increase enabled NADRO to close the year with a cash balance of 601 million pesos. These resources were essential to settle the debts contracted with suppliers during the first quarter of the year 2002.

NADRO declared a dividend payment equal to 126 million historic pesos in June 2001, which represented 28.9% of the net income of the previous year, excluding extraordinary items and those that do not represent a real cash outlay. Dividends paid were equivalent to 13.9 million dollars. The company has set, as a dividend policy, to maintain at a similar level





1,838
1,981
2000
2001

***7.8%** Cambio Anual / Annual Change*

Cuentas por Cobrar a Clientes

Accounts Receivable from Clients

Millones de pesos al 31 de diciembre de 2001
Millions of Mexican pesos at December 31, 2001

La función de financiamiento a clientes habilita la operación de miles de farmacias en todo el país, y al cierre de 2001 representó recursos por un total de 1,981 millones de pesos.

The coverage of financing to clients facilitates the operation of thousands of pharmacies all over the country, and represented resources totalling 1,981 million pesos at the end of 2001.

NADRO decretó un pago de dividendos que ascendió a 126 millones de pesos históricos en junio de 2001, y que representó un 28.9% de las utilidades netas del año anterior, excluyendo partidas extraordinarias y aquellas que no representan flujo de efectivo. Así mismo, los dividendos pagados fueron equivalentes a 13.9 millones de dólares. La empresa se ha fijado como política de dividendos el mantener el pago de los mismos en términos de dólares similar en los próximos años, con el objetivo fundamental de retribuir adecuadamente al inversionista.

El capital contable de los accionistas se incrementó en 8.3% de manera anual, a un monto total de 2,249 millones de pesos en el año 2001. Estos recursos garantizan la continua operación de la empresa, brindando al proveedor seguridad y respaldo, así como un pago puntual de los compromisos financieros adquiridos.

El rendimiento sobre capital contable promedio de NADRO, excluyendo de la utilidad neta, tanto partidas extraordinarias, como aquellas que no representan un flujo real de efectivo, fue igual a 21.9% en beneficio del inversionista.

Finalmente, es importante enfatizar que la empresa vislumbra condiciones competitivas estables para el año 2002. NADRO se encuentra enfocada en brindar servicios de valor agregado en beneficio de su clientela, para incrementar su volumen de operación. Así mismo, los programas de eficiencia y sostenimiento de costos bajos que la empresa ha establecido de manera permanente, continuarán rindiendo sus frutos en el corto, mediano y largo plazo. Actualmente la empresa explora oportunidades diversas, tanto en el sector salud, como en el sector privado, para maximizar el aprovechamiento de su amplia red de distribución en todo el país.


2,745
2,328
17.9% *Cambio Anual / Annual Change*
2000
2001

Inventarios
Inventories

Millones de pesos al 31 de diciembre de 2001
Millions of Mexican pesos at December 31, 2001





the payment of dividends in US dollars over the next few years, with the main aim of adequately remunerating the investor.

Shareholders' net worth increased by 8.3%, year on year, to an amount of 2,249 million pesos in the year 2001. These resources guarantee the continued operation and financial backing of suppliers, especially regarding punctual payment of financial commitments acquired.

NADRO's return on average equity, excluding from net income both extraordinary items and those that do not represent a real cash outlay, was 21.9%, therefore providing continued shareholder value.

Finally, it is important to emphasize that the company envisions stable competitive conditions for the year 2002. NADRO is focused on offering value added services for the benefit of its clientele in order to increase its sales volumes. Furthermore, the company's well-established programs to boost efficiency and cost effectiveness will continue to yield benefits in both the short and long term, as it explores further opportunities both in the public and private sectors, to maximize the utilization of its extensive distribution network throughout the country.

NADRO se encuentra en condiciones de ampliar, a un costo mínimo, su capacidad operativa, en anticipación del crecimiento que experimentará el mercado farmacéutico nacional.

NADRO finds itself in a position to broaden, at a minimum cost, its operational capacity, when it deems convenient, in anticipation of the significant growth that will occur in the national pharmaceutical market.




2,077
2,249
2000
2001

8.3% *Cambio Anual / Annual Change*

Capital Contable

Net Worth

Millones de pesos al 31 de diciembre de 2001

Millions of Mexican pesos at December 31, 2001


Mexicali
Chihuahua
Culiacán
León
Guadalajara
Morelia

Centros de Distribución
Distribution Centers

○ Centros de distribución / Distribution centers

○ Centros de atención a clientes / Customer service centers

NADRO cuenta con 15 modernos centros de almacenamiento y distribución, y más de 50 centros de atención a clientes, además de tener una flotilla superior a 400 vehículos que recorren más de 80,000 kilómetros diarios, llevando producto a más de 8,000 poblaciones en todo México.

NADRO relies on its 15 modern storage, wholesale and distribution centers and more than 50 customer service centers strategically located throughout the country, with a fleet of more than 400 vehicles that cover in excess of 80,000 km. per day, distributing products to over 8,000 towns and cities all over Mexico.



Monterrey
Mérida
Ciudad de México:
-Iztapalapa
-Vallejo
Veracruz
Puebla
Villahermosa
Acapulco
Tuxtla Gutiérrez

Aportación a la Actividad Económica durante 2001
Contribution to Economic Activity in 2001

APORTACIÓN ***Contribution***	**MILLONES DE PESOS** ***Millions of pesos***	**%**
Sueldos y Prestaciones *Salaries and Working Benefits*	722	49.3
Aumento de Financiamiento Permanente al Sector Detallista Farmacéutico *Increase in Accounts Receivable from the Retail Sector*	143	9.8
Aumento de Financiamiento Permanente de Inventarios para Garantizar las Necesidades de Abasto a Nivel Nacional *Increase in Inventory Finance to Satisfy National Market Needs*	417	28.5
ISR-IMPAC y PTU *Income TAX - Asset TAX and Employee Profit Sharing*	80	5.5
Inversiones en Activos y Construcciones en Proceso *Investments in Assets and Construction Projects in Progress*	101	6.9
Total	**1,463**	**100.0**

Cifras al 31 de diciembre de 2001 / Figures as of December 31, 2001.



6.9 Inversiones en Activos y Construcciones en Proceso
Investments in Assets and Construction Projects in Progress
5.5 ISR-IMPAC y PTU
Income TAX- Asset TAX and Employee Profit Sharing
9.8 Aumento de Financiamiento Permanente al Sector Detallista Farmaceútico
Increase in Accounts Receivable from the Retail Sector.
49.3 Sueldos y Prestaciones
Salaries and Benefits
28.5 Aumento de Financiamiento Permanente de Inventarios para Garantizar las Necesidades de Abasto a Nivel Nacional
Increase in Inventory Finance to Satisfy National Market Needs

Consejo de Administración
Board of Directors

PRESIDENTE / Chairman
Pablo Escandón Cusi

VICEPRESIDENTE / Vice-Chairman
Eustaquio Escandón Cusi

CONSEJEROS PROPIETARIOS / Members
Pablo Escandón Cusi
Eustaquio Escandón Cusi
José Pintado Rivero
Alfonso Romo Garza
Henry Davis S.
John H. Hammergren
Alan J. Seelenfreund
Juan Gallardo Thurlow
José Carral Cuevas

CONSEJEROS SUPLENTES / Alternate Members
Federico Bárcena Mastretta
Mónica Escandón Rincón Gallardo
Alejandro Girault Facha
Rodolfo de la Garza Vázquez
Arnulfo Santisteban Valdez
Sergio Mercado Mercado
William Graber
Jeffrey D. Herzfeld
Enrique Mondragón Esquivel
Michael T. Dalby

SECRETARIO / Secretary
Pablo Suinaga Lanz-Duret

PRO-SECRETARIO / Pro-Secretary
Guillermo Pérez Cerezo

COMISARIO PROPIETARIO / Examiner
Pablo Suinaga Cárdenas

COMISARIO SUPLENTE / Alternate Examiner
Fernando Suinaga Cárdenas



Consejo de Administración
Board of Directors

Pablo Escandón Cusi

Director General Ejecutivo y
Presidente del Consejo de Administración

Chief Executive Officer and
Chairman of the Board of Directors

Eustaquio Escandón Cusi

Director General Ejecutivo Adjunto y
Vicepresidente del Consejo de Administración

Associate Executive Officer and
Vice-Chairman of the Board of Directors

Consejeros Propietarios
Members

José Pintado Rivero

- Fundador del Consejo Coordinador Empresarial
- Director General y Consejero Ejecutivo Delegado del Grupo Financiero Comermex (1975-1981)
- Presidente de la Asociación de Banqueros de México (1974-1975)

- *Founder of the Business Coordinating Council*
- *Chief Executive Officer and Delegate Executive Board Member of Grupo Financiero Comermex (1975 - 1981)*
- *President of the Mexican Bankers' Association (1974 - 1975)*

Alfonso Romo Garza

- Presidente Ejecutivo y Presidente del Consejo de Administración de Savia, S.A. de C.V.
- Presidente del Consejo de Administración de ING Comercial América, S.A. de C.V.
- Consejero Externo del Banco Mundial para América Latina y el Caribe

- *Executive President and Chairman of the Board of Directors of Savia, S.A. de C.V.*
- *Chairman of the Board of Directors of ING Comercial America, S.A. de C.V.*
- *World Bank independent advisor on Latin America and the Caribbean*

John H. Hammergren

- Director General y Presidente del Consejo de Administración de McKesson Corporation
- Consejero de HealthNexis LLC

- *Chief Executive Officer and Chairman of the Board of Directors of McKesson Corporation*
- *Board Member of HealthNexis LLC*


Pablo Escandón Cusi

Eustaquio Escandón Cusi

José Pintado Rivero

Alfonso Romo Garza

Consejeros Propietarios
Members

Henry Davis S.

- Director General y Vicepresidente del Consejo de Administración de Cifra, S.A. de C.V. (1983-1998)
- Presidente Fundador de la Asociación Nacional de Tiendas de Autoservicio y Departamentales (ANTAD)
- Consejero de Grupo Bimbo, S.A. de C.V.
- Miembro del Consejo Consultivo de Nestlé, S.A. de C.V.

- *Chief Executive Officer and Vice-Chairman of the Board of Directors of Cifra, S.A. de C.V. (1983-1998)*
- *Founding President of the National Association of Supermarkets and Department Stores (ANTAD)*
- *Board Member of Grupo Bimbo, S.A. de C.V.*
- *Member of the Consultative Council of Nestlé, S.A. de C.V.*

Alan J. Seelenfreund

- Consejero y Miembro del Comité Ejecutivo Financiero de McKesson Corporation
- Consejero del Fondo de la Vida Salvaje Mundial y la Conservación de la Naturaleza

- *Board Member and Member of the Executive Finance Committee of McKesson Corporation*
- *Board Member of World Wildlife Fund and the Nature Conservancy*

Juan Gallardo Thurlow

- Presidente del Consejo de Administración de Grupo Embotelladoras Unidas, S.A. de C.V.
- Presidente del Consejo de Administración del Fondo México
- Consejero de Grupo México, S.A. de C.V.
- Presidente de la Sección para Europa del Consejo Mexicano de Comercio Exterior

- *Chairman of the Board of Directors of Grupo Embotelladoras Unidas, S.A. de C.V.*
- *Chairman of the Board of Directors of Fondo México*
- *Board Member of Grupo México, S.A. de C.V.*
- *Chairman of the European Section of the Mexican Foreign Trade Council*

José Carral Cuevas

- Vicepresidente y Socio de la Sinca OPCAP, Fondo de Optimización de Capitales, S.A. de C.V.
- Presidente del Consejo de Administración de Tekchem, S.A. de C.V.
- Vicepresidente de la Asociación Mexicana de Sociedades de Inversión de Capitales y sus Operadoras, A.C.

- *Vice-President and Partner of the Equity Fund Sinca OPCAP, S.A. de C.V.*
- *Chairman of the Board of Directors of Tekchem, S.A. de C.V.*
- *Vice-President of the Mexican Association of Equity Investment Societies and Operators, A.C.*


John H. Hammergren
Juan Gallardo Thurlow
José Carral Cuevas

Dirección de la Empresa
Directors and Officers

Pablo Escandón Cusi
Director General Ejecutivo / Chief Executive Officer

Eustaquio Escandón Cusi
Director General Ejecutivo Adjunto / Associate Executive Officer

Directores Generales Adjuntos
Associate General Directors

Guillermo Pérez Cerezo
Corporativo / Corporate

Rodolfo de la Garza Vázquez
Comercialización y Administración de Inventarios / Marketing and Inventory Administration

Enrique Mondragón Esquivel
Operaciones, Sistemas y Administración / Operations, Systems and Administration

Directores Corporativos
Corporate Directors

Arnulfo Santisteban Valdez
Relaciones Comerciales / Commercial Relations

Héctor Navarro Bravo
Excelencia Comercial / Marketing Strategy

Juan Manuel Garza Orozco
Administración y Auditoría / Management and Auditing

Sergio Mercado Mercado
Servicios Integrados / Integrated Services

Armando Huerta Báez
Administración de Inventarios y Compras / Purchasing and Inventory Administration

Enrique Yee Villanueva
Sistemas / Computer Systems

José Manuel Pertierra Pérez
Relaciones Comerciales / Commercial Relations

Alberto Muñoz Chávez
Operaciones / Operations

Nadro S.A. de C.V.

Estados Financieros al 31 de diciembre de 2001 y 2000



Dictamen del Auditor

A LOS SEÑORES ACCIONISTAS
DE NADRO, S.A. DE C.V.

Hemos examinado los balances generales de **NADRO, S.A. DE C.V.**, al 31 de diciembre de 2001 y 2000, y los estados de resultados, de variaciones en la inversión de los accionistas y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de **NADRO, S.A. DE C.V.**, al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones, las variaciones en la inversión de los accionistas y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados.

Vera, Diz y Cía., S.C.

C.P.C. ANTONIO VERA SALAZAR

México, D.F.
26 de febrero de 2002.

(cifras en miles de pesos)

Informe del Comisario

H. ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE NADRO, S.A. DE C.V.

Tengo el honor de informar a esa H. Asamblea, que en cumplimiento de la ley y los estatutos sociales, he examinado los estados financieros de **NADRO, S.A. DE C.V.**, al 31 de diciembre de 2001, y el informe de auditoría respectivo, suscrito por Vera, Diz y Cía., S.C.

En mi opinión y con base en el informe citado, los estados financieros mencionados presentan razonablemente la situación financiera de la empresa al 31 de diciembre de 2001, y los resultados del ejercicio citado.

Que la documentación presentada por la empresa y el informe de la auditoría respectiva, a que arriba se ha hecho mención, llenan los requisitos de los incisos A), B) y C) de la fracción IV del artículo 166 de la Ley General de Sociedades Mercantiles.

Por lo tanto, me permito proponer a la H. Asamblea el siguiente proyecto de resolución:

Único.- Son de aprobarse, y se aprueban, los estados financieros al 31 de diciembre de 2001 en la forma que se presentan a la Asamblea.

Atentamente,



LIC. PABLO SUINAGA CÁRDENAS
Comisario

México, D.F.
15 de marzo de 2002.

Nadro, S.A. de C.V.

Balances generales al 31 de diciembre de 2001 y 2000

(cifras en miles de pesos con poder adquisitivo del 31 de diciembre de 2001)

ACTIVO

	2001	2000
CIRCULANTE		
Efectivo e inversión en valores (Notas 2 y 3)	$ 601,073	$ 193,489
Cuentas por cobrar (Neto) (Notas 4 y 9)	1,986,181	1,840,879
Impuesto Sobre la Renta pagado en exceso	40,305	18,665
Impuesto al Valor Agregado por acreditar	11,635	12,484
Inventarios (Nota 2)	2,744,908	2,327,994
Total del activo circulante	$ 5,384,102	$ 4,393,511
INVERSIÓN EN ACCIONES (Notas 2 y 5)	77	84
PROPIEDADES Y EQUIPO (NETO) (Notas 2 y 6)	616,469	589,883
CARGOS DIFERIDOS Y OTROS ACTIVOS (NETO)	2,259	2,246
ACTIVO INTANGIBLE (Notas 2 y 10)	12,005	12,144
TOTAL	$ 6,014,912	$ 4,997,868

PASIVO

CIRCULANTE	2001	2000
Créditos bancarios (Nota 7)	$ -	$ 52,202
Cuentas por pagar (Nota 8)	2,837,098	2,040,593
Impuestos por pagar	30,340	25,780
Reserva para Impuesto Sobre la Renta (Nota 13)	-	7,451
Reserva para la Participación de los Trabajadores en las Utilidades	5,330	21,301
Total del pasivo circulante	$ 2,872,768	$ 2,147,327
IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES DIFERIDO (Notas 2 y 15)	$ 878,222	$ 758,744
PASIVO NETO PROYECTADO (Notas 2 y 10)	14,632	15,010
Total del pasivo	$ 3,765,622	$ 2,921,081
INVERSIÓN DE LOS ACCIONISTAS (Notas 2, 11, 12, 13, 15 y 17)		
Capital social	$ 2,201,383	$ 1,777,246
Prima por suscripción de acciones	8,328	2,722
Reserva para adquisición de acciones propias	140,195	139,930
Reserva legal	88,717	74,064
Reserva de reinversión	4,418	4,418
Utilidades por aplicar	1,658,608	1,836,820
Exceso (insuficiencia) en la actualización del capital	(1,149,893)	(1,055,947)
Efecto acumulado de impuestos diferidos	(702,466)	(702,466)
Total inversión de los accionistas	$ 2,249,290	$ 2,076,787
TOTAL	$ 6,014,912	$ 4,997,868

Las notas adjuntas son parte integrante de estos balances generales.

C.P. GUILLERMO PÉREZ CEREZO
Director General Adjunto Corporativo

Nadro, S.A. de C.V.

Estados de resultados por los años terminados el 31 de diciembre de 2001 y 2000

(cifras en miles de pesos con poder adquisitivo del 31 de diciembre de 2001)

	2001	***2000***
VENTAS NETAS	$ 16,317,260	$ 16,004,776
COSTO DE VENTAS	14,764,045	14,470,453
Utilidad bruta	$ 1,553,215	$ 1,534,323
GASTOS DE OPERACIÓN	1,050,028	1,021,421
Utilidad de operación	$ 503,187	$ 512,902
COSTO INTEGRAL DE FINANCIAMIENTO:		
Productos financieros (Neto)	(32,512)	(36,564)
Resultado por posición monetaria	22,852	34,545
	$ (9,660)	$ (2,019)
OTROS PRODUCTOS (Neto)	$ (18,709)	$ (22,451)
Utilidad antes de provisiones para impuestos, partidas extraordinarias y efecto al inicio del ejercicio por cambio en política contable ***(A la hoja 35)***	$ 531,556	$ 537,372

		2001		2000
(De la hoja 34)	$	531,556	$	537,372
PROVISIONES PARA:				
Impuesto Sobre la Renta				
Del año	$	10,363	$	93,259
Diferido		121,720		54,261
Impuesto al Activo		61,559		-
Participación de los Trabajadores en las Utilidades				
Del año		7,809		32,204
Diferido		(2,242)		2,017
	$	199,209	$	181,741
Utilidad antes de partidas extraordinarias y efecto al inicio del ejercicio por cambio en política contable	$	332,347	$	355,631
PARTIDAS EXTRAORDINARIAS (Nota 12)		(46,931)		45,363
EFECTO AL INICIO DEL EJERCICIO POR CAMBIO EN POLÍTICA CONTABLE (Nota 2)		-		17,212
Utilidad neta (Notas 2, 3, 9, 10, 11, 13, 15 y 17)	$	379,278	$	293,056
Utilidad neta por acción, en pesos (Notas 2 y 11)	$	0.62	$	0.48

Las notas adjuntas son parte integrante de estos estados de resultados.

C.P. GUILLERMO PÉREZ CEREZO
Director General Adjunto Corporativo

Nadro, S.A. de C.V.

Estados de Variaciones en la Inversión de los Accionistas por los años terminados el 31 de diciembre de 2001 y 2000

(cifras en miles de pesos con poder adquisitivo del 31 de diciembre de 2001)
(NOTAS 2, 11, 12, 13, 15 y 17)

	CAPITAL SOCIAL		PRIMA POR SUBSCRIPCIÓN DE ACCIONES
	NOMINAL	ACTUALIZACIÓN	
Saldos al 31 de diciembre de 1999	$ 935,465	$ 756,983	$ 1,811
Aumentos de capital social	35,058	4,295	46,304
Capitalización de prima por suscripción de acciones	41,250	5,054	(46,304)
Acciones de tesorería	(1,242)	(130)	-
Compra y colocación de acciones propias (Neto)	451	62	911
Reserva legal	-	-	-
Dividendos decretados	-	-	-
Utilidad integral	-	-	-
Efecto neto acumulado inicial de impuestos diferidos	-	-	-
Saldos al 31 de diciembre de 2000	$ 1,010,982	$ 766,264	$ 2,722
Aumentos de capital social	12,693	238	6,700
Capital social no suscrito	(2,112)	-	(1,094)
Capitalización de utilidades	396,400	17,455	-
Acciones de tesorería	(487)	(50)	-
Reserva legal	-	-	-
Dividendos decretados	-	-	-
Utilidad integral	-	-	-
Saldos al 31 de diciembre de 2001	$ 1,417,476	$ 783,907	$ 8,328

RESERVA LEGAL	RESERVA DE REINVERSIÓN	RESERVA PARA ADQUISICIÓN DE ACCIONES PROPIAS	UTILIDADES POR APLICAR	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACIÓN DEL CAPITAL	EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS	TOTAL DE LA INVERSIÓN DE LOS ACCIONISTAS
$ 41,023	$ 4,418	$ 145,903	$ 1,714,953	$ (896,103)	$ -	$ 2,704,453
-	-	-	-	-	-	85,657
-	-	-	-	-	-	-
-	-	(7,669)	-	-	-	(9,041)
-	-	1,696	-	-	-	3,120
33,041	-	-	(33,041)	-	-	-
-	-	-	(138,148)	-	-	(138,148)
-	-	-	293,056	(159,844)	-	133,212
-	-	-	-	-	(702,466)	(702,466)
$ 74,064	$ 4,418	$ 139,930	$ 1,836,820	$ (1,055,947)	$ (702,466)	$ 2,076,787
-	-	-	-	-	-	19,631
-	-	-	-	-	-	(3,206)
-	-	-	(413,855)	-	-	-
-	-	265	-	-	-	(272)
14,653	-	-	(14,653)	-	-	-
-	-	-	(128,982)	-	-	(128,982)
-	-	-	379,278	(93,946)	-	285,332
$ 88,717	$ 4,418	$ 140,195	$ 1,658,608	$ (1,149,893)	$ (702,466)	$ 2,249,290

Las notas adjuntas son parte integrante de estos estados de variaciones en la inversión de los accionistas.

C.P. GUILLERMO PÉREZ CEREZO
Director General Adjunto Corporativo

Nadro, S.A. de C.V.
Estados de Cambios en la Situación Financiera por los años terminados el 31 de diciembre de 2001 y 2000

(cifras en miles de pesos con poder adquisitivo del 31 de diciembre de 2001)

	2001	2000
RECURSOS GENERADOS POR LA OPERACIÓN:		
Utilidad antes de partidas extraordinarias y efecto al inicio del ejercicio por cambio en política contable (Notas 2, 3, 9, 10, 11, 13 y 17)	$ 332,347	$ 355,631
CARGOS A RESULTADOS QUE NO REQUIEREN DE LA UTILIZACIÓN DE EFECTIVO:		
Depreciaciones y amortización (Nota 2)	45,568	41,335
Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades diferido (Notas 2 y 15)	119,478	56,278
	$ 497,393	$ 453,244
Cuentas por cobrar (Notas 4 y 9)	$ (145,302)	$ 115,326
Impuesto al Valor Agregado por acreditar	849	2,320
Inventarios (Nota 2)	(416,914)	(52,850)
Impuesto Sobre la Renta	(29,091)	(5,151)
Cuentas por pagar (Nota 8)	796,266	(51,891)
Impuestos por pagar	4,560	(38,312)
Reserva para la Participación de los Trabajadores en las Utilidades	(15,971)	(14,533)
Cargos diferidos y otros activos	(102)	(24)
	$ 194,295	$ (45,115)
RECURSOS GENERADOS POR LA OPERACIÓN ANTES DE PARTIDAS EXTRAORDINARIAS Y EFECTO AL INICIO DEL EJERCICIO POR CAMBIO EN POLÍTICA CONTABLE	$ 691,688	$ 408,129
Partidas extraordinarias (Nota 12)	46,931	(45,363)
Efecto al inicio del ejercicio por cambio en política contable (Nota 2)	-	(17,212)
RECURSOS GENERADOS POR LA OPERACIÓN DESPUÉS DE PARTIDAS EXTRAORDINARIAS Y EFECTO AL INICIO DEL EJERCICIO POR CAMBIO EN POLÍTICA CONTABLE ***(A la hoja 39)***	$ 738,619	$ 345,554

(De la hoja 38)	$ 738,619	$ 345,554
RECURSOS UTILIZADOS (OBTENIDOS) EN ACTIVIDADES DE INVERSIÓN:		
Adquisiciones de propiedades y equipo (Neto) (Notas 2 y 6)	$ 166,004	$ 254,873
RECURSOS (UTILIZADOS) OBTENIDOS EN ACTIVIDADES DE FINANCIAMIENTO:		
Créditos bancarios (Nota 7)	$ 207,724	$ 52,202
Pago de créditos bancarios	(259,926)	(170,636)
Aumento de capital social (Nota 11)	10,819	85,657
Prima por suscripción de acciones (Nota 11)	5,606	911
Acciones de tesorería (Nota 11)	(272)	(9,041)
Compra y colocación de acciones propias (Neto) (Nota 11)	-	2,209
Dividendos decretados y pagados (Nota 11)	(128,982)	(138,148)
	$ (165,031)	$ (176,846)
Aumento (disminución) de efectivo e inversión en valores	$ 407,584	$ (86,165)
Efectivo e inversión en valores al principio del año	193,489	279,654
Efectivo e inversión en valores al final del año	$ 601,073	$ 193,489

Las notas adjuntas son parte integrante de estos estados de cambios en la situación financiera.

C.P. GUILLERMO PÉREZ CEREZO
Director General Adjunto Corporativo

Nadro, S.A. de C.V.

Notas a los Estados Financieros al 31 de diciembre de 2001 y 2000

(cifras en miles de pesos con poder adquisitivo del 31 de diciembre de 2001)

(1) ACTIVIDAD DE LA COMPAÑÍA

La actividad principal de la Compañía es de compra y distribución por mayoreo de productos farmacéuticos, químicos y conexos de la farmacia, así como prestar asesoría en entrenamiento y/o capacitación a empresas, tanto en manejo y operación de farmacias como de cualquier otra naturaleza.

(2) RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

Las principales políticas contables seguidas por la Compañía NADRO, S.A. DE C.V., que afectan los renglones más importantes de los estados financieros, las cuales están de acuerdo con principios de contabilidad generalmente aceptados, se resumen a continuación:

(A) Cambios en políticas contables

a) En el año 2001, la Compañía cambió su política contable respecto del pago de incentivos a funcionarios, correspondientes al cuarto trimestre, los cuales quedaban provisionados afectando los resultados de cada ejercicio, pagándose en el primer trimestre del año siguiente contra la provisión, el efecto de este cambio de política contable, neto del Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades correspondiente al año 2001 por el cuarto trimestre, que no se reconoció en los gastos del año fue por la cantidad de $ 14,820.

b) A partir del mes de diciembre de 2000, la Compañía cambió su política contable sobre el registro de los descuentos y bonificaciones sobre ventas especiales acorde al principio de realización, la cual consiste en registrar éstos en el mes en que se conceden en lugar de contabilizarlos al mes siguiente y así quedar reflejados dentro del período contable. El efecto acumulado al inicio del ejercicio de 2000, por cambio en política contable neto de Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades fue de $ 17,212.

(B) Boletín D-3, Obligaciones Laborales:

El plan de remuneraciones al retiro, que incluye los conceptos de pensiones por jubilaciones, fallecimiento e invalidez y prima de antigüedad sus fondos son administrados por Acciones y Valores de México, S. A. de C.V., en contrato irrevocable con base en estudios actuariales, utilizando para ello el "método de crédito unitario proyectado". La indemnización legal se contabiliza por la empresa bajo el mismo método, en base a cálculos actuariales sin reservar fondo alguno.

El cálculo se efectuó utilizando tasas reales (netas de inflación) para los cálculos actuariales de pensión y prima de antigüedad, y los activos y pasivos relacionados, considerando a éstos como no monetarios en la aplicación del Boletín B-10 (Reconocimiento de los efectos de la Inflación en la Información Financiera), en base al Boletín D-3 (Obligaciones Laborales), ambos emitidos por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

El monto de los servicios anteriores y modificaciones al plan y las variaciones en supuestos y ajustes por experiencia con base en sueldos proyectados, se calcularon determinando el valor presente de los servicios anteriores en la fecha de modificación del plan y, se están amortizando en base a la vida laboral promedio remanente de los trabajadores que se espera reciban beneficios del plan.

Se reconoce como Pasivo Neto Proyectado, la obligación por beneficios proyectados, neto de las partidas pendientes de amortizar, menos los activos del plan.

Al 31 de diciembre de 2001 y 2000 se reconoce un pasivo adicional por resultar mayor el pasivo neto actual al pasivo neto proyectado en la cantidad de $ 12,005 y $ 12,144, respectivamente.

(C) Bases de preparación:

Los estados financieros se han reexpresado en base a las disposiciones del Boletín B-10 de la Comisión de Principios de Contabilidad (Reconocimiento de los Efectos de la Inflación en la Información Financiera) y sus cinco adecuaciones.

(D) Inversión en valores y acciones:

Representa inversiones efectuadas por la empresa en depósitos a la vista, a plazo y en valores negociables.

Los depósitos a la vista y a plazo están valuados al costo de adquisición, en tanto que los valores negociables se valuaron a precio de mercado.

(E) Inventarios:

Los inventarios se encuentran valuados al costo, bajo el método de primeras entradas - primeras salidas (peps), que es menor al valor de mercado.

(F) Propiedades y equipo:

Las propiedades y equipo se registran al costo. Las modificaciones y reemplazos que no prolongan la vida útil de los activos, son contabilizados como gastos del ejercicio en que se efectúan.

(G) Depreciación:

Para el cálculo de la depreciación, se siguió la política de depreciar sus activos fijos sobre la base de saldos finales. La depreciación del ejercicio se calculó conforme al método de línea recta, con base en la vida útil estimada de los activos, que arrojaron los avalúos de peritos independientes.

(H) Reconocimiento de los efectos de la inflación en la información financiera:

A continuación se resumen los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en los estados financieros básicos, siguiendo los lineamientos que establece el Boletín B-10, emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

Las disposiciones contenidas en el tercer documento de adecuaciones al Boletín B-10 requieren, en términos generales que las cifras de los estados financieros se expresen en pesos de poder adquisitivo de la fecha del balance general del último ejercicio reportado, lo que permite sean comparables entre sí.

Los rubros de los estados financieros que se actualizaron y los procedimientos seguidos fueron:

a) Inventarios - *Los inventarios fueron actualizados a su valor de reposición.*

b) Costo de ventas - *El costo de ventas se expresa a costos de reposición, cuyo efecto es similar, de haberse efectuado por valuación de inventarios bajo el método de últimas entradas - primeras salidas (ueps).*

c) Las propiedades y equipo y la depreciación acumulada *fueron actualizados, mediante factores de ajuste derivados del Índice Nacional de Precios al Consumidor (INPC), sin exceder su valor neto de realización.*

d) Actualización del capital contable - *Las cuentas de capital social, prima por suscripción de acciones, reserva legal, reserva de reinversión, reserva para adquisición de acciones propias, utilidades por aplicar y efecto acumulado de impuestos diferidos fueron actualizadas mediante factores de ajuste, derivados del Índice Nacional de Precios al Consumidor (INPC).*

e) Exceso (insuficiencia) en la actualización del capital - *Este rubro representa el monto en que la empresa ha logrado o no conservar el poder adquisitivo de las aportaciones de los accionistas y de los resultados acumulados y, corresponde a la suma algebraica del resultado acumulado por posición monetaria patrimonial y el resultado acumulado por tenencia de activos no monetarios.*

f) Costo integral de financiamiento - *Se integra por el efecto neto de intereses pagados y ganados, las fluctuaciones cambiarias y el resultado por posición monetaria.*

El resultado por posición monetaria representa el costo o beneficio de mantener activos o pasivos monetarios en época de inflación, cuyo valor nominal se conserva, pero su poder adquisitivo se modifica y se calcula aplicando al activo o pasivo monetario neto al principio de cada mes, el Índice Nacional de Precios al Consumidor (INPC) y al resultado por posición monetaria mensual así obtenido, el factor de dicho mes al cierre del ejercicio.

g) Estado de cambios en la situación financiera - *El estado de cambios en la situación financiera presenta variaciones en pesos constantes, partiendo de la situación financiera al cierre del año anterior, actualizada a pesos de cierre del año actual.*

(I) Operaciones en moneda extranjera y fluctuaciones cambiarias:

Las operaciones en moneda extranjera no han sido de importancia y las efectuadas se registran a los tipos de cambio vigentes en las fechas de su celebración o liquidación. Los saldos de activos y pasivos monetarios en moneda extranjera se presentan valuados en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias resultantes se reconocen en el estado de resultados, dentro del costo integral de financiamiento.

(J) Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades:

A partir del 1° de enero de 2000, la Compañía adoptó los lineamientos establecidos en el nuevo Boletín D-4 "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en las Utilidades" emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

Como resultado de lo anterior, para el reconocimiento del Impuesto Sobre la Renta diferido, la Compañía cambió el método de pasivo parcial al de activos y pasivos integral que compara los valores contables y fiscales de los mismos, surgiendo diferencias temporales a las que debe aplicarse la tasa fiscal correspondiente.

El efecto acumulado al 1° de enero de 2000, por la adopción de dicho boletín requirió del reconocimiento de un pasivo neto de $ 702,466 por Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades diferidos y de un cargo neto a la inversión de los accionistas por la misma cantidad y un cargo a resultados del ejercicio por un importe de $ 119,478 y en 2000 de $ 56,278.

(K) Utilidad neta por acción:

La utilidad neta por acción se obtiene de dividir la utilidad neta del ejercicio entre el promedio ponderado de las acciones en circulación durante el período, neto de las compras y colocación de acciones propias.

(3) OPERACIONES EN MONEDA EXTRANJERA

Las principales transacciones en moneda extranjera, efectuadas al 31 de diciembre de 2001 y 2000, se resumen a continuación:

	MILES DE DÓLARES	
	2001	**2000**
Pago de servicios profesionales	200	200

(4) CUENTAS POR COBRAR

Al 31 de diciembre de 2001 y 2000, el saldo de esta cuenta se integra como sigue:

	2 0 0 1	**2 0 0 0**
Clientes (Neto)	$ 1,980,855	$ 1,837,907
Deudores diversos	5,326	2,972
(1)	$ 1,986,181	$ 1,840,879

(1) Incluye reserva para cuentas de cobro dudoso por $ 22,314 en 2001 y $ 27,465 en 2000.

(5) INVERSIÓN EN ACCIONES

La inversión en acciones al 31 de diciembre de 2001 y 2000 corresponde a su filial Controladora de Farmacias, S.A. de C.V.

(6) PROPIEDADES Y EQUIPO (NETO)

El saldo al 31 de diciembre de 2001 y 2000 se integra como sigue:

	2001			2000
	VALOR DE ADQUISICIÓN	ACTUALIZACIÓN	IMPORTE TOTAL	IMPORTE TOTAL
Edificios	$ 207,900	$ 116,730	$ 324,630	$ 292,838
Mobiliario y equipo de oficina, almacén y taller	94,564	60,968	155,532	140,168
Equipo de procesamiento de datos	64,101	45,617	109,718	103,801
Equipo de transporte	82,562	34,159	116,721	118,780
Mejoras a locales arrendados	49,293	2,187	51,480	42,410
	$ 498,420	$ 259,661	$ 758,081	$ 697,997
Menos - Depreciación acumulada	123,650	138,008	261,658	239,206
	$ 374,770	$ 121,653	$ 496,423	$ 458,791
Más - Terrenos	49,425	48,905	98,330	111,000
Adjudicaciones por crédito	1,049	-	1,049	283
Anticipo para compra de activo fijo	20,667	-	20,667	19,809
	$ 445,911	$ 170,558	$ 616,469	$ 589,883

(7) CRÉDITOS BANCARIOS

Durante los meses de enero y febrero de 2001, la Compañía obtuvo cuatro préstamos quirografarios de $ 50,000 nominales cada uno, dos de Bancomer, S.A. y dos de Banamex, S.A., con tasas de interés del 19.60% al 20% anual, con vencimientos en febrero y marzo del mismo año. El saldo al 31 de diciembre de 2000 se integra por un préstamo quirografario de Bancomer, S.A. por un monto de $ 50,000 nominales, a una tasa de interés del 19.70% anual, con vencimiento el 6 de febrero de 2001.

(8) CUENTAS POR PAGAR

Al 31 de diciembre de 2001 y 2000 el saldo de esta cuenta se integra como sigue:

	2001	2000
Proveedores	$ 2,805,527	$ 1,989,810
Acreedores diversos	20,327	15,549
Gastos devengados por pagar	-	25,537
Dividendos decretados por pagar	11,244	9,697
	$ 2,837,098	$ 2,040,593

(9) TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

a) La Compañía ha realizado transacciones de importancia con su filial Controladora de Farmacias, S.A. de C.V., por los siguientes conceptos:

	2001	2000
Ingresos		
Ventas	$ 773,251	$ 615,064
Servicios	7,454	5,676
	$ 780,705	$ 620,740
Gastos		
Arrendamiento de inmuebles	$ -	$ 2,445

b) Los saldos netos con compañías relacionadas son:

	2001	2000
Cuentas por cobrar		
Controladora de Farmacias, S.A. de C.V.	$ 92,649	$ 87,952

c) La Compañía durante noviembre de 2000 trasladó sus oficinas corporativas a un nuevo edificio ubicado en la colonia Centro de Ciudad Santa Fe, el cual es rentado a Banco Nacional de México, S.A. fiduciario en el Fideicomiso número 7227-1 siendo sus beneficiarios accionistas de Nadro, S.A. de C.V. El contrato de arrendamiento respectivo tiene una vigencia de cinco años contados a partir del 1° de octubre de 2000, el cual podrá ser renovado por cinco años adicionales o por un plazo que de común acuerden ambas partes. La renta mensual estipulada a precio de mercado para el primer año asciende a 109,128 dólares y que no tuvo variación para los meses de octubre a diciembre de 2001 o su equivalente en moneda nacional, al tipo de cambio vigente los días primero de cada mes, publicado en el Diario Oficial de la Federación. Los montos por los que se afectaron los resultados de 2001 y 2000, ascendieron a $ 12,518 y $ 3,239, respectivamente.

(10) OBLIGACIONES LABORALES

La Compañía da cumplimiento a los lineamientos del Boletín D-3 correspondiente a Obligaciones Laborales, emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C., a través de lo que se señala en la Nota 2 anterior, ya que cuenta con plan de remuneraciones al retiro, que comprende pensiones por jubilación, fallecimiento e invalidez y prima de antigüedad. Se le dio el mismo tratamiento a la indemnización legal basado en cálculo actuarial, de provisionar esta obligación, ya que ambos fueron elaborados por perito independiente en base a estudios actuariales.

A continuación se resumen los principales datos financieros de dichos planes:

	2001			2000
	PENSIONES, PRIMA DE ANTIGÜEDAD FALLECIMIENTO E INVALIDEZ	INDEMNIZACIÓN LEGAL	IMPORTE TOTAL	IMPORTE TOTAL
Obligaciones por beneficios proyectados	$ (43,897)	$ (1,204)	$ (45,101)	$ (46,476)
Activos de los planes a valor de mercado	28,754	-	28,754	26,296
Servicios anteriores y modificaciones al plan no amortizados	-	-	-	328
Variaciones en supuestos y ajustes, no amortizados	15,440	(1,720)	13,720	16,986
(Pasivo) activo neto proyectado	$ 297	$ (2,924)	$ (2,627)	$2,866
Obligaciones por beneficios actuales	$ (40,462)	$ (1,177)	$ (41,639)	$ (39,889)
Activos de los planes a valor de mercado	28,754	-	28,754	26,296
(Pasivo) activo neto actual	$ (11,708)	$ (1,177)	$ (12,885)	$ (13,593)
(Pasivo) adicional	$ (12,005)	$ -	$ (12,005)	$ (12,144)
Costo neto del período	$ 5,908	$ 571	$ 6,479	$ 3,856
Contribución del período	$ 6,718	$ -	$ 6,718	$ 3,340

El costo de los servicios anteriores y las variaciones en supuestos y ajustes no amortizados, se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios.

(11) INVERSIÓN DE LOS ACCIONISTAS

(A) Mediante Asamblea General Extraordinaria y Ordinaria de Accionistas, celebrada el 24 de abril de 2001, los accionistas de la Compañía tomaron los siguientes acuerdos:

- Aumentar el capital social fijo y variable de la sociedad en las sumas de $ 286,566 y $ 109,834, mediante la capitalización de utilidades pendientes de aplicación, generadas en los ejercicios sociales de 1997 y 1998, sin variar el número de acciones representativas del capital social fijo y variable, los cuales continuan representados por 441,709,110 acciones serie "B-I" y 169,297,207 acciones serie "B-II", respectivamente.

- Aumentar el capital social de la sociedad en su parte variable en la cantidad de $ 12,693, mediante la emisión de 5,505,516 acciones serie "B-II", sin valor nominal, comunes y nominativas, pagaderas a un precio equivalente al valor teórico de las acciones de Nadro, S.A. de C.V., que tienen al momento de la celebración de la Asamblea. En adición al valor teórico de las acciones, pagar una prima sobre acciones para que el precio pagado por acción equivalga al precio de las acciones de la empresa en la Bolsa Mexicana de Valores del día anterior a la celebración de la Asamblea, que suma la cantidad de $ 6,577.

De las 5,505,516 acciones serie "B-II" que se emiten con motivo del aumento, 4,500,000 acciones son suscritas y pagadas en su oportunidad por el Fideicomiso constituido con motivo del plan de compensación a ejecutivos, mediante propiedad accionaria de la empresa y las restantes serán suscritas y pagadas por aquellos accionistas que ejerciten su derecho de preferencia para suscribir y pagar este aumento de capital, o en su defecto sean suscritas y pagadas por el Fideicomiso transcurrido el plazo que la Ley y los estatutos sociales otorgan a los accionistas.

Una vez suscritas y pagadas las 5,505,516 acciones serie "B-II" que se emiten con motivo del aumento, pasar al renglón de prima sobre acciones la suma de $ 6,577 para su posterior capitalización entre todas las acciones representativas del capital social, tanto fijo como variable.

- El capital fijo sin derecho a retiro queda aumentado en la cantidad de $ 286,566 y en consecuencia queda fijado en la cantidad de $ 1,018,324, representado por 441,709,110 acciones serie "B-I" y el capital social en su parte variable, queda aumentado en la cantidad de $ 280,466, para que en el futuro quede fijado en la suma de $ 402,993, representado por 174,802,723 acciones serie "B-II" sin valor nominal, comunes, nominativas, íntegramente suscritas y pagadas, excepto por 916,153 acciones suscritas no pagadas al 31 de diciembre de 2001.

(B) Mediante Asamblea General Extraordinaria y Ordinaria de Accionistas, celebrada el 3 de febrero del año 2000, los accionistas de la Compañía tomaron los siguientes acuerdos en relación a "La Asamblea General Extraordinaria y Ordinaria de Accionistas de fecha 8 de diciembre de 1999":

- Aclarar que conforme a principios de contabilidad generalmente aceptados se debió acordar que las acciones correspondientes al aumento de capital social acordado, fueran suscritas y pagadas al valor teórico de las acciones y el resto del precio que cubrirían los accionistas en ejercicio de su derecho de preferencia y el fideicomiso correspondiente al plan de compra de acciones de los ejecutivos para llegar al valor contable de las acciones, se contabilizara bajo el rubro de "prima sobre acciones" y que posteriormente se capitalizaría repartiéndose entre todas las acciones de la sociedad.

- El aumento de capital social en la parte variable, inicialmente decretado y pagado en enero del año 2000, fue por la suma de $ 35,058, dividido en 22,060,837 acciones subserie "B-II" comunes y nominativas, dejando de suscribir y pagar 282,671 acciones, mismas que se acordó cancelar.

- Considerar en el renglón de prima sobre acciones la suma de $ 41,250 que es la diferencia entre el valor contable de las acciones al cual fueron suscritas y pagadas las acciones y el valor teórico de las mismas.

- Capitalizar la prima sobre acciones, sin variar el número de acciones del capital social mínimo fijo sin derecho a retiro y capital social variable pero sí aumentándose el valor teórico de todas y cada una de las acciones en que se divide el capital social de Nadro, S.A. de C.V.

- El capital social mínimo fijo sin derecho a retiro queda aumentado en la cantidad de $ 29,821 y en consecuencia queda fijado en la cantidad de $ 731,758 representado por 441,709,110 acciones subserie "B-I" y el capital social variable queda fijado en la suma de $ 280,466, dividido en 169,297,207 acciones subserie "B-II", ambas subseries de acciones sin valor nominal, comunes, nominativas e íntegramente suscritas y pagadas.

(C) En Asamblea General Extraordinaria de Accionistas, celebrada el 8 de diciembre de 1999, los accionistas de la Compañía acordaron:

- Establecer un plan de compensación a los ejecutivos, mediante la entrega de bonos que se les vayan otorgando en un periodo de dos años de tal forma que les permita adquirir acciones de la sociedad y ser accionistas de la misma, así mismo, una vez otorgados los bonos a los ejecutivos éstos los afectarían de inmediato a un fideicomiso, el cual suscribirá acciones de la serie "B subserie II" de la sociedad.

  El fideicomiso entregará las acciones a los altos ejecutivos de la Compañía al cumplir 65 años de edad, en cinco entregas anuales por idéntico monto y conforme se entreguen anualmente podrán ser vendidas por los ejecutivos en la Bolsa Mexicana de Valores.

(D) El capital social al 31 de diciembre de 2001 y 2000 se integra como sigue:

a) En su importe nominal:

	CAPITAL SOCIAL			
		IMPORTE		
	ACCIONES	FIJO	VARIABLE	TOTAL
Al 31 de diciembre de 2001, por la serie "B" subdividida en dos subseries, las cuales representarán como mínimo el 75% del capital social, son de libre suscripción, con todos los derechos patrimoniales y corporativos:				
Acciones nominativas serie "B-I" sin expresión de valor nominal, comunes e íntegramente suscritas y pagadas.	441,709,110	$ 1,018,324	$ -	$ 1,018,324
Acciones nominativas serie "B-II" sin expresión de valor nominal, comunes, parcialmente suscritas y pagadas.	174,802,723	-	402,993	402,993
	616,511,833	$ 1,018,324	$ 402,993	$ 1,421,317
Menos: Capital social no suscrito	916,153	-	2,112	2,112
Acciones de tesorería	750,000	-	1,729	1,729
	614,845,680	$ 1,018,324	$ 399,152	$ 1,417,476

	CAPITAL SOCIAL						
		IMPORTE					
	ACCIONES		FIJO		VARIABLE		TOTAL
Al 31 de diciembre de 2000, por la serie "B" subdividida en dos subseries, las cuales representarán como mínimo el 75% del capital social, son de libre suscripción, con todos los derechos patrimoniales y corporativos:							
Acciones nominativas serie "B-I" sin expresión de valor nominal, comunes e íntegramente suscritas y pagadas.	441,709,110	$	731,758	$	-	$	731,758
Acciones nominativas serie "B-II" sin expresión de valor nominal, comunes, suscritas y pagadas.	169,297,207		-		280,466		280,466
	611,006,317	$	731,758	$	280,466	$	1,012,224
Menos: Acciones de tesorería	750,000		-		1,242		1,242
	610,256,317	$	731,758	$	279,224	$	1,010,982

b) En acciones por una serie "B" subdividida en dos subseries:

Al 31 de diciembre de 2001:

	FIJO	VARIABLE	TOTAL
SUBSERIES			
B-I	441,709,110	-	441,709,110
B-II	-	174,802,723	174,802,723
	441,709,110	174,802,723	616,511,833
Menos: Capital social no suscrito	-	916,153	916,153
Acciones de tesorería	-	750,000	750,000
	441,709,110	173,136,570	614,845,680

Al 31 de diciembre de 2000:

		FIJO	VARIABLE	TOTAL
	SUBSERIES			
	B-I	441,709,110	-	441,709,110
	B-II	-	169,297,207	169,297,207
		441,709,110	169,297,207	611,006,317
Menos:	Acciones de tesorería	-	750,000	750,000
		441,709,110	168,547,207	610,256,317

(E) El importe del capital social variable no podrá exceder nunca de diez veces el importe del capital social sin derecho a retiro.

(F) Por las compras de acciones propias, la Compañía afectará la cuenta de capital social por una cantidad igual al valor teórico de las acciones compradas. El excedente se cargará a la reserva para adquisición de acciones propias, convirtiéndose las acciones adquiridas en acciones de tesorería.

Las acciones de tesorería podrán ser colocadas entre el público inversionista y su producto se aplicará a aumentar el capital de la sociedad por la cantidad equivalente a su valor teórico de dichas acciones, reconstituyéndose la reserva para adquisición de acciones propias con el excedente, si lo hubiera. La ganancia que se genere por la diferencia entre el producto de la colocación y el precio de adquisición deberá registrarse en la cuenta denominada prima por suscripción de acciones.

a) Al 31 de diciembre de 2001 existen 750,000 acciones de la subserie "B-II", como acciones de tesorería, adquiridas en los meses de marzo a julio de 2000, con un costo de $ 9,041 y representan el 0.12% del capital social. El valor de mercado en pesos de las acciones al cierre del ejercicio es de $ 3.19 y al 26 de febrero de 2002 fecha del dictamen de $ 3.60.

b) Durante el ejercicio de 2000 se compraron y colocaron acciones propias lo cual generó una prima por suscripción de acciones de $ 911.

(G) El capital social incluye capitalización de reservas de capital, utilidades acumuladas, prima sobre acciones, superávit por revaluación y resultado monetario patrimonial por un importe nominal al 31 de diciembre de 2001 de $ 1,373,546. Dicho importe en caso de distribución a los accionistas, estará sujeto a un impuesto retenible según proceda.

(H) La inversión de los accionistas, excepto el capital social aportado y su actualización fiscal causará el Impuesto Sobre la Renta de conformidad con las disposiciones aplicables a la fecha de pago. A partir de 1999 la tasa corporativa del Impuesto Sobre la Renta se incrementó del 34% al 35%, estableciéndose la posibilidad de diferir hasta un 5% de ésta en 2001 y 2000 (3% en 1999). La Compañía optó por diferir el impuesto corporativo, constituyendo la "Cuenta de Utilidad Fiscal Neta Reinvertida", en los ejercicios de 2000 y 1999 subsistiendo la obligación de llevar la "Cuenta de Utilidad Fiscal Neta". Los dividendos que se paguen en exceso al saldo de estas cuentas estarán sujetos a una retención del 35%.

(I) La utilidad neta del año está sujeta a la disposición legal que requiere que el 5% de las utilidades de cada año, sea traspasado a la reserva legal, hasta que ésta sea igual al 20% del capital social. Esta reserva no está sujeta a distribución a los accionistas durante la existencia de la Compañía, excepto si es repartida como dividendos en acciones.

(J) Decreto y pago de dividendos - En Actas de Asambleas Generales Ordinarias de Accionistas celebradas el 24 de abril de 2001 y 27 de abril de 2000, los accionistas de la Compañía acordaron un decreto de dividendos en efectivo por $ 125,562, los cuales reexpresados ascienden a $ 128,982 de 2001 y $ 138,148 de 2000, de las utilidades acumuladas. Dividendos que provienen de las cuentas utilidad fiscal neta reinvertida y utilidad fiscal neta, respectivamente.

(K) Utilidad neta por acción - El efecto en pesos en la utilidad neta por acción por partidas extraordinarias registradas en los resultados de los ejercicios de 2001 y 2000, es de $ 0.08 y $ 0.07 respectivamente, y por el efecto al inicio del ejercicio por cambio en política contable en el año 2000 es de $ 0.03

(12) PARTIDAS EXTRAORDINARIAS

Como se menciona en la nota 11 anterior, se estableció un plan de compensación a los ejecutivos mediante la entrega de bonos que en su importe nominal ascendió a $ 108,094 y fue cubierto en dos pagos iguales, en los meses de diciembre de 1999 y enero de 2000; derivado de dicho plan en junio de 2001 se entregaron bonos por $ 26,250 nominales, monto que reexpresado asciende a $ 26,561 y por la parte pagada en el año 2000 a $ 58,686. Adicionalmente por el año 2000, la Compañía proporcionó un bono especial al área de sistemas de $ 13,919, que reexpresado es de $ 15,009.

En el ejercicio de 2001 la Compañía causó Impuesto al Activo por un monto de $ 61,394 que reexpresado asciende a $ 62,626, el cual fue cubierto con el acreditamiento del Impuesto Sobre la Renta causado del ejercicio y la diferencia, mediante el acreditamiento adicional que resulta de la diferencia entre el Impuesto Sobre la Renta e Impuesto al Activo causados en los últimos tres ejercicios, cuando el primero es mayor y ambos sean del mismo ejercicio.

En diciembre de 2000 la Compañía realizó la venta del inmueble que anteriormente ocupaban sus oficinas corporativas, obteniendo una pérdida de $ 5,770 por esta operación.

Montos que se presentan en los estados de resultados como partidas extraordinarias neto del Impuesto Sobre la Renta y de la Participación de los Trabajadores en las Utilidades.

(13) IMPUESTO SOBRE LA RENTA

La Compañía determina su resultado fiscal en base a las disposiciones fiscales vigentes, lo cual significa que tiene deducciones como compras en lugar de costo de ventas, depreciación actualizada en base al Índice Nacional de Precios al Consumidor (INPC) y, acumulación o deducción de ganancia o pérdida inflacionaria por el efecto de los componentes de créditos y deudas.

La Ley del Impuesto Sobre la Renta en vigor a partir del 1° de enero de 1999, incrementó la tasa de impuesto al 35%, pudiéndose diferir el 5% de ésta en 2001 y 2000 (3% en 1999) hasta el momento en que se paguen dividendos, tal como se menciona en la Nota 11, difiriéndose por ello en los ejercicios de 2000 $ 6,110 y 1999 $ 6,725.

Además de lo anterior se está sujeto al Impuesto al Activo a razón del 1.8%, pagándose únicamente por el exceso de este impuesto al del Impuesto Sobre la Renta, situación de la empresa en el ejercicio 2001 y por éste exceso se afectó el resultado del mismo año.

De acuerdo al nuevo Boletín D-4 vigente a partir del 1° de enero de 2000, el gasto por concepto de Impuesto Sobre la Renta deberá reconocer el efecto diferido por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa vigente a la fecha de emisión de los estados financieros.

(14) AMERICAN DEPOSITARY RECEIPTS ("ADR's")

La Compañía durante el año 2000 canceló el programa ADR's nivel 1, que tenía para la serie de acciones "L", en virtud de haberlas convertido en acciones serie "B", manteniendo vigente el programa de ADR's nivel 1, para las acciones de la serie "B", con el objetivo de poder entrar en los mercados de valores de los Estados Unidos de América en el futuro si así lo requiere la Empresa. Este programa de ADR's fue autorizado por la Securities & Exchange Commission de los Estados Unidos de América el pasado 18 de agosto de 1997, y ampara la tenencia de 15 acciones.

(15) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES DIFERIDOS

La Compañía aplica el nuevo Boletín D-4 "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en las Utilidades" emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C., vigente a partir del 1° de enero del año 2000.

La determinación de Impuestos Diferidos se efectúa bajo el método de activos y pasivos que compara los valores contables y fiscales de los mismos, surgiendo diferencias temporales a las que debe aplicarse la tasa fiscal correspondiente.

Las principales diferencias temporales que en la Compañía generan un pasivo por impuestos diferidos son la deducción de compras para fines fiscales, en lugar de costo de ventas para fines contables, diferentes tasas de depreciación y las correspondientes actualizaciones de los activos fijos.

A continuación mostramos el efecto fiscal de las diferencias temporales que generan pasivos (activos) de impuestos diferidos:

IMPUESTO SOBRE LA RENTA DIFERIDO

PASIVOS (ACTIVOS)

	EFECTO DEL AÑO 2001	EFECTO DEL AÑO 2000	EFECTO AL 31-12-99 CAPITAL CONTABLE	EFECTO ACUMULADO AL 31-12-01 TOTAL
Clientes	$ -	$ (23,990)	$ 23,990	$ -
Inventarios	414,580	65,055	2,160,542	2,640,177
Propiedades y equipo (neto)	(35,282)	64,265	48,622	77,605
Reserva para cuentas incobrables	5,150	(5,862)	(21,602)	(22,314)
Proveedores	(39,372)	53,825	(90,852)	(76,399)
Reserva pensiones y jubilaciones (Neto)	239	(2,148)	(718)	(2,627)
Deducción de inventarios de acuerdo a la regla 106	2,456	3,886	(93,683)	(87,341)
Base Impuesto Diferido	$ 347,771	$ 155,031	$ 2,026,299	$ 2,529,101
	35 %	35 %	35 %	35 %
Efecto diferido	$ 121,720	$ 54,261	$ 709,204	$ 885,185

PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES DIFERIDA

CARGOS (CREDITOS) DIFERIDOS

	EFECTO DEL AÑO 2001	EFECTO DEL AÑO 2000	EFECTO AL 31-12-99 CAPITAL CONTABLE	EFECTO ACUMULADO AL 31-12-01 TOTAL
Ingresos	$ -	$ (31,277)	$ 31,277	$ -
Compras	(39,372)	53,825	(90,852)	(76,399)
Propiedades y equipo (neto)	11,562	5,640	14,512	31,714
Reserva para cuentas incobrables	5,150	(5,862)	(21,602)	(22,314)
Reserva pensiones y jubilaciones (Neto)	239	(2,148)	(718)	(2,627)
Base para P.T.U. Diferida	$ (22,421)	$ 20,178	$ (67,383)	$ (69,626)
	10 %	10 %	10 %	10 %
Efecto diferido	$ (2,242)	$ 2,017	$ (6,738)	$ (6,963)

El importe del saldo actualizado de las cuentas fiscales relacionadas con la inversión de los accionistas al 31 de diciembre de 2001 y 2000, es el siguiente:

CONCEPTO	**2 0 0 1**	**2 0 0 0**
Cuenta de Utilidad Fiscal Neta	$ 316,887	$ 329,030
Cuenta de Utilidad Fiscal Neta Reinvertida	-	113,987
Cuenta de Capital de Aportación	274,732	258,351
	$ 591,619	$ 701,368

(16) COMPROMISOS

A finales de diciembre de 2001, Petróleos Mexicanos amplió su presupuesto de las cuatro regiones que tenía asignadas a Nadro, S.A. de C.V. en $ 66,000, ampliando igualmente el plazo de vigencia de los contratos correspondientes, hasta el mes de marzo de 2002.

(17) UTILIDAD INTEGRAL

A partir del 1° de enero de 2001, entró en vigor el nuevo Boletín B-4 "Utilidad Integral" emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C., que establece los lineamientos para informar de los cambios en la inversión de los accionistas, ocasionados por un número cada vez mayor de conceptos que la modifican directamente, sin reflejarse en el estado de resultados y que corresponden a los movimientos del capital ganado.

La utilidad integral que se presenta es el resultado de la actuación total de la empresa durante los años de 2001 y 2000 y está representado por la utilidad neta de cada año, más los efectos del resultado por tenencia de activos no monetarios que, de conformidad con los principios de contabilidad aplicables, se llevó directamente a la inversión de los accionistas.

	2001	2000
Utilidad neta	$ 380,364	$ 293,056
Resultado por tenencia de activos no monetarios	(93,986)	(159,844)
Utilidad integral	$ 286,378	$ 133,212

C.P. GUILLERMO PÉREZ CEREZO
Director General Adjunto Corporativo

Nadro S.A. de C.V.

Financial Statements as of December 31, 2001 and 2000



Independent Auditor's Report

To the Shareholders of
NADRO, S.A. DE C.V.

We have examined the balance sheets of **NADRO, S.A. DE C.V.**, as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of Nadro's management. Our responsibility is to express an opinion based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which require that audits be planned and performed so as to obtain reasonable assurance that the financial statements are free of material misstatement and that they have been prepared in accordance with generally accepted accounting principles. The audit consists in examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis to support our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of **NADRO, S.A. DE C.V.**, as of December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity and changes in financial position for the years then ended, in accordance with generally accepted accounting principles.

Vera, Diz y Cía., S.C.

C.P.C. ANTONIO VERA SALAZAR

Mexico, D.F.
February 26, 2002.

(figures in thousands of pesos)

Examiner's Report

To the Shareholders of
NADRO, S.A. DE C.V.

I am pleased to inform the Shareholders' Meeting that, in compliance with the law and the company's bylaws, I have examined the financial statements of **NADRO, S.A. DE C.V.**, and the corresponding report related to these statements issued by Vera, Diz y Cía., S.C., independent auditors for the company.

In my opinion, and based on this report, the aforementioned financial statements present fairly, in all material respects, the financial situation of the company and the results of its operations for the year ended December 31, 2001.

The accounting information presented by the company and the respective auditor's report mentioned above comply with paragraphs A), B), and C) of Section IV of Article 166 of the Mexican General Mercantile Corporations Law.

Therefore, I would like to present the following proposal to the Shareholders' Meeting:

That the financial statements of the company for the year ended December 31, 2001 be approved as presented to the Shareholders' Meeting.

Sincerely,

LIC. PABLO SUINAGA CÁRDENAS
Examiner

Mexico, D.F.
March 15, 2002.

Nadro, S.A. de C.V.
Balance Sheets as of December 31, 2001 and 2000

(figures in thousands of pesos of purchasing power as of December 31, 2001)

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and investment in securities (Notes 2 and 3)	$ 601,073	$ 193,489
Accounts receivable (Net) (Notes 4 and 9)	1,986,181	1,840,879
Income Tax paid in excess	40,305	18,665
Value Added Tax to be credited	11,635	12,484
Inventories (Note 2)	2,744,908	2,327,994
Total current assets	$ 5,384,102	$ 4,393,511
INVESTMENT IN STOCKS (Notes 2 and 5)	77	84
PROPERTY AND EQUIPMENT (NET) (Notes 2 and 6)	616,469	589,883
DEFERRED CHARGES AND OTHER ASSETS (NET)	2,259	2,246
INTANGIBLE ASSETS (NOTES 2 AND 10)	12,005	12,144
TOTAL	$ 6,014,912	$ 4,997,868

LIABILITIES

CURRENT LIABILITIES	*2 0 0 1*	*2 0 0 0*
Bank Loans (Note 7)	$ -	$ 52,202
Accounts payable (Note 8)	2,837,098	2,040,593
Taxes payable	30,340	25,780
Income Tax Reserve (Note 13)	-	7,451
Employee Profit Sharing Reserve	5,330	21,301
Total current liabilities	$ 2,872,768	$ 2,147,327
DEFERRED INCOME TAX AND EMPLOYEE PROFIT SHARING (Notes 2 and 15)	$ 878,222	$ 758,744
PROJECTED NET LIABILITIES (Notes 2 and 10)	14,632	15,010
Total liabilities	$ 3,765,622	$ 2,921,081
STOCKHOLDERS' EQUITY (Notes 2, 11, 12, 13, 15 and 17)		
Capital Stock	$ 2,201,383	$ 1,777,246
Premium due to share subscription	8,328	2,722
Reserve for own share purchasing	140,195	139,930
Legal Reserve	88,717	74,064
Reinvestment Reserve	4,418	4,418
Retained Earnings	1,658,608	1,836,820
Excess (insufficiency) in stockholders' equity restatement	(1,149,893)	(1,055,947)
Accumulated effect of deferred taxes	(702,466)	(702,466)
Total stockholders' equity	$ 2,249,290	$ 2,076,787
TOTAL	$ 6,014,912	$ 4,997,868

The attached notes to the financial statements are an integral part of these Balance Sheets.

C.P. GUILLERMO PÉREZ CEREZO
Associate General Director

Nadro, S.A. de C.V.

Income Statements for the years ended on December 31, 2001 and 2000

(figures in thousands of pesos of purchasing power as of December 31, 2001)

		2001		2000
NET SALES	$	16,317,260	$	16,004,776
COST OF SALES		14,764,045		14,470,453
Gross Profit	$	1,553,215	$	1,534,323
OPERATING EXPENSES		1,050,028		1,021,421
Operating Income	$	503,187	$	512,902
INTEGRAL FINANCING COST:				
Financial products (Net)	$	(32,512)	$	(36,564)
Income from monetary position		22,852		34,545
	$	(9,660)	$	(2,019)
OTHER PRODUCTS (Net)	$	(18,709)	$	(22,451)
Profits before tax provisions, extraordinary entries and effect at the beginning of the fiscal year due to change of accounting policy ***(To page 61)***	$	531,556	$	537,372

	2001	2000
(From page 60)	$ 531,556	$ 537,372
PROVISIONS FOR:		
Income Tax		
Of the year	$ 10,363	$ 93,259
Deferred	121,720	54,261
Tax on assets	61,559	-
Employee Profit Sharing		
Of the year	7,809	32,204
Deferred	(2,242)	2,017
	$ 199,209	$ 181,741
Profit before Extraordinary Entries and effect at the beginning of the fiscal year due to change of accounting policy	$ 332,347	$ 355,631
EXTRAORDINARY ENTRIES (Note 12)	(46,931)	45,363
EFFECT AT THE BEGINNING OF THE FISCAL YEAR DUE TO CHANGE OF ACCOUNTING POLICY (Note 2)	-	17,212
Net profit (Notes 2, 3, 9, 10, 11, 13, 15 and 17)	$ 379,278	$ 293,056
Net profit per share, in pesos (Notes 2 and 11)	$ 0.62	$ 0.48

The attached notes to the financial statements are an integral part of these Statements of Income.

C.P. GUILLERMO PÉREZ CEREZO
Associate General Director

Nadro, S.A. de C.V.

Statement of Changes in Stockholders' Equity for the years ended on December 31, 2001 and 2000

(figures in thousands of pesos of purchasing power as of December 31, 2001)
(Notes 2, 11, 12, 13, 15 and 17)

	CAPITAL STOCK		PREMIUM DUE TO SHARE
	NOMINAL	RESTATEMENT	SUBSCRIPTION
Balances as of December 31,1999	$ 935,465	$ 756,983	$ 1,811
Capital stock increases	35,058	4,295	46,304
Capitalization of premium due to share subscription	41,250	5,054	(46,304)
Treasury shares	(1,242)	(130)	-
Purchase and relocation of own shares (Net)	451	62	911
Legal Reserve	-	-	-
Declared dividends	-	-	-
Integral Profit	-	-	-
Initial accumulated net effect of deferred taxes	-	-	-
Balances as of December 31, 2000	$ 1,010,982	$ 766,264	$ 2,722
Capital stock increases	12,693	238	6,700
Capital stock not subscribed	(2,112)	-	(1,094)
Capitalization of profits	396,400	17,455	-
Treasury shares	(487)	(50)	-
Legal Reserve	-	-	-
Declared dividends	-	-	-
Integral profit	-	-	-
Balances as of December 31, 2001	$ 1,417,476	$ 783,907	$ 8,328

LEGAL RESERVE	REINVESTMENT RESERVE	RESERVE FOR OWN SHARE PURCHASING	RETAINED EARNINGS	EXCESS (INSUFFICIENCY) IN STOCKHOLDERS' EQUITY RESTATEMENT	ACCUMULATED EFFECT OF DEFERRED TAXES	TOTAL STOCKHOLDERS' EQUITY
$ 41,023	$ 4,418	$ 145,903	$ 1,714,953	$ (896,103)	$ -	$ 2,704,453
-	-	-	-	-	-	85,657
-	-	-	-	-	-	-
-	-	(7,669)	-	-	-	(9,041)
-	-	1,696	-	-	-	3,120
33,041	-	-	(33,041)	-	-	-
-	-	-	(138,148)	-	-	(138,148)
-	-	-	293,056	(159,844)	-	133,212
-	-	-	-	-	(702,466)	(702,466)
$ 74,064	$ 4,418	$ 139,930	$ 1,836,820	$ (1,055,947)	$ (702,466)	$ 2,076,787
-	-	-	-	-	-	19,631
-	-	-	-	-	-	(3,206)
-	-	-	(413,855)	-	-	-
-	-	265	-	-	-	(272)
14,653	-	-	(14,653)	-	-	-
-	-	-	(128,982)	-	-	(128,982)
-	-	-	379,278	(93,946)	-	285,332
$ 88,717	$ 4,418	$ 140,195	$ 1,658,608	$ (1,149,893)	$ (702,466)	$ 2,249,290

The attached notes to the financial statements are an integral part of these statements of changes in stockholders' equity.

C.P. GUILLERMO PÉREZ CEREZO
Associate General Director

Nadro, S.A. de C.V.

Statement of Changes in Financial Position
for the years ended on December 31, 2001 and 2000

(figures in thousands of pesos of purchasing power as of December 31, 2001)

	2001	2000
RESOURCES GENERATED FROM OPERATIONS:		
Profits before extraordinary entries and effect at the beginning of the fiscal year due to change of accounting policy (Notes 2, 3, 9, 10, 11, 13 and 17)	$ 332,347	$ 355,631
CHARGES TO INCOME WHICH DO NOT REQUIRE CASH OUTLAY:		
Depreciations and amortizations (Note 2)	45,568	41,335
Deferred Income Tax and Employee Profit Sharing (Notes 2 and 15)	119,478	56,278
	$ 497,393	$ 453,244
Accounts receivable (Notes 4 and 9)	$ (145,302)	$ 115,326
Value Added Tax to be credited	849	2,320
Inventories (Note 2)	(416,914)	(52,850)
Income Tax	(29,091)	(5,151)
Accounts payable (Note 8)	796,266	(51,891)
Taxes payable	4,560	(38,312)
Employee Profit Sharing Reserve	(15,971)	(14,533)
Deferred charges and other assets	(102)	(24)
	$ 194,295	$ (45,115)
RESOURCES GENERATED FROM OPERATIONS BEFORE EXTRAORDINARY ENTRIES AND EFFECT AT THE BEGINNING OF THE FISCAL YEAR DUE TO CHANGE OF ACCOUNTING POLICY	$ 691,688	$ 408,129
Extraordinary entries (Note 12)	46,931	(45,363)
Effect at the beginning of the fiscal year due to change of accounting policy (Note 2)	-	(17,212)
RESOURCES GENERATED FROM OPERATIONS AFTER EXTRAORDINARY ENTRIES AND EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGE OF ACCOUNTING POLICY ***(To page 65)***	$ 738,619	$ 345,554

(From page 64)

(From page 64)	$ 738,619	$ 345,554
RESOURCES USED (OBTAINED) IN INVESTMENT ACTIVITIES:		
Acquisition of property and equipment (net) (Notes 2 and 6)	$ 166,004	$ 254,873
RESOURCES (APPLIED) OBTAINED FROM FINANCING ACTIVITIES:		
Bank loans (Note 7)	$ 207,724	$ 52,202
Bank credit payments	(259,926)	(170,636)
Capital stock increases (Note 11)	10,819	85,657
Premium due to share subscription (Note 11)	5,606	911
Treasury shares (Note 11)	(272)	(9,041)
Purchase and relocation of own shares (Net) (Note 11)	-	2,209
Declared and paid dividends (Note11)	(128,982)	(138,148)
	$ (165,031)	$ (176,846)
Increase (Decrease) of cash and investment in securities	$ 407,584	$ (86,165)
Cash and investment in securities at the beginning of the year	193,489	279,654
Cash and investment in securities at the end of the year	$ 601,073	$ 193,489

The attached notes to the financial statements are an integral part of these statements of changes in financial position.

C.P. GUILLERMO PÉREZ CEREZO
Associate General Director

(figures in thousands of pesos of purchasing power as of December 31, 2001)

(1) ACTIVITIES OF THE COMPANY

The Company is devoted to the purchasing and wholesale distribution of pharmaceutical, chemical and related products. It also offers training services to enterprises, both in the handling and operation of drugstores.

(2) SUMMARY OF MAIN ACCOUNTING POLICIES

The main accounting policies followed by NADRO, S.A. DE C.V., which affect the most important items of the financial statements, and are in accordance with generally accepted accounting principles, are summarized as follows:

(A) Change of accounting policy

a) In the year 2001, the Company changed its accounting policy regarding the payment of incentives to executives, corresponding to the fourth quarter. Such payment affected the profit and loss of each fiscal year, and was paid during the first quarter of the following year against provision. The effect of such change of accounting policy, net of Income Tax and Employee Profit Sharing corresponding to the year 2001, with respect to the fourth quarter period which was not recognized in the expenses of the year, amounted to $ 14,820.

b) As of December of the year 2000, the Company changed its accounting policy on the record of discounts and bonifications regarding special sales, in accordance with the salvage value principle, which consists of registering them during the month in which they are granted instead of entering them in the Company's books the next month and therefore, they are reflected within the accounting period. The accumulated effect at the beginning of the 2000 fiscal year, due to the change of the accounting policy net of Income Tax and Employee Profit Sharing was of $ 17,212.

(B) Bulletin D-3, Labor Obligations:

The funds related to the retirement plan, which includes the concepts of annuity due to pensioning, death and invalidity, as well as the seniority bonus, are managed by Acciones y Valores de México, S.A. de C.V., which has an irrevocable contract based on actuarial studies, using the "projected unitary credit method". The legal indemnity is entered in the Company's books under the same method, based on actuarial calculations without reserving any fund.

The actuarial calculations used real rates (net of inflation), regarding pensioning and the seniority bonus, and the related assets and liabilities, considering these as non monetary in the application of Bulletin "B-10" (Recognition of the Effects of Inflation in the Financial Information), based on Bulletin D-3 (Labor Obligations), both issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants C.A. (Instituto Mexicano de Contadores Públicos, A.C.).

The cost of previous services and modifications to the plan, as well as variations in actuarial assumptions and adjustments due to experience based on projected salaries, were calculated by determining the current value of the previous services, at the date of the plan's modification, and have been amortized based on the workers' average remnant working life for those who are expected to benefit from it.

The obligation due to projected benefits is recognized as Projected Net Liabilities, net of pending entries to be amortized, less the plan's assets.

As of December 31, 2001 and 2000, an additional liability is recognized, since current net liabilities were greater than the projected net liabilities in an amount of $ 12,005 and $ 12,144, respectively.

(C) Preparation Basis:

The financial statements have been restated in accordance with the provisions of Bulletin B-10, issued by the Commission of Accounting Principles (Recognition of the Effects of Inflation in the Financial Information) and its five amendments.

(D) Investment in securities and stocks:

It represents investments made by the Company in on demand and term deposits, as well as marketable securities. The on demand and term deposits are valued at purchasing price, while marketable securities are valued at market price.

(E) Inventories:

Inventories are valued at cost, under the First In-First Out (FIFO) System, which is lower than market value.

(F) Property and Equipment:

Property and equipment are registered at cost. Modifications and substitutions that do not extend the useful life of the assets, are recorded as expenses for the fiscal year in which they are incurred.

(G) Depreciation:

The policy adopted in calculating depreciation, consisted on depreciating fixed assets based on closing balances. The depreciation of the fiscal year was calculated based on the straight line method, during the estimated useful life of the assets, in accordance with appraisals made by independent experts.

(H) Recognition of the effects of inflation in the financial information:

The concepts, methods, and criteria concerning the recognition of the effects of inflation in the basic financial statements are summarized below, in accordance with Bulletin B-10, issued by the Mexican Institute of Public Accountants, C.A. (Instituto Mexicano de Contadores Públicos, A.C.).

The provisions contained in the third document of amendments to Bulletin B-10 stipulate that, in general terms, all amounts of the financial statements be stated in Mexican pesos of purchasing power of the balance sheet date, for the last fiscal year reported, for comparability reasons.

The items restated in the financial statements and the corresponding procedures followed were:

a) Inventories *- The inventories were restated at their replacement value.*

b) Cost of Sales *-The cost of sales is expressed at replacement costs, whose effect is similar, had it been obtained by inventory valuation under the Last In-First Out (LIFO) System.*

c) Properties and equipment, and accumulated depreciation *were restated through adjustment factors, derived from the National Consumer Price Index (INPC, Initials in Spanish), without exceeding their net salvage value.*

d) Restatement of Net Worth *-The capital stock, premium due to share subscription, legal reserve, reinvestment reserve, reserve for own share purchasing, retained earnings and deferred taxes accumulated effect accounts, were restated using adjustment factors, derived from the National Consumer Price Index (INPC initials in Spanish).*

e) Excess (Insufficiency) of stockholders' equity restatement *-This item represents the level at which the Company has or has not been able to maintain the purchasing power of the stockholders' equity and the accumulated income, and is the result of the algebraic sum of the accumulated income obtained from the patrimonial monetary position, and the accumulated income obtained from the ownership of non-monetary assets.*

f) Integral financing cost *-It is composed of the net effect of interests earned and interests paid, exchange rate fluctuations and the income obtained from monetary position. The income obtained from the monetary position represents the cost or benefit of maintaining the monetary assets or liabilities during inflationary periods, whose nominal value is maintained but whose purchasing power changes. This is calculated by applying to the net monetary assets or liabilities at the beginning of each month, the National Consumer Price Index (INPC Initials in Spanish). To the income derived each month from the monetary position, we apply the respective Index change at the fiscal year's closing.*

g) Statement of Changes in financial position *-The statement of changes in financial position reflects all variations in constant Mexican pesos, based on the financial position at the previous year closing, restated at Mexican pesos of purchasing value of the current year closing.*

(I) Operations in foreign currency and exchange rate fluctuations:

Operations made in foreign currency have not been significant and the ones carried out are registered based on the exchange rates in effect at the time they were realized or closed. The balances of monetary assets and liabilities in foreign currency are valued in national currency, based on the exchange rate in effect at the date of the financial statements. The resulting exchange rate fluctuations are recognized in the statement of income, within the integral financing cost.

(J) Income Tax and Employee Profit Sharing:

As of January, 1, 2000, the Company adopted the guidelines established in the new Bulletin D-4 "Accounting treatment of Income Tax, Asset Tax and Employee Profit Sharing", issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, C.A. (Instituto Mexicano de Contadores Públicos, A.C.)

As a result of the previous, regarding the recognition of the Deferred Income Tax, the Company changed the partial liabilities method for the integral liabilities and assets method, which compares their fiscal and accounting values. Thus, temporary differences emerge to which the corresponding fiscal rate must be applied.

Due to the adoption of this bulletin, the accumulated effect as of January, 1, 2000, required the recognition of net liabilities amounting to $ 702,466 of Deferred Income Tax and Employee Profit Sharing; a net charge to stockholders' equity for the same amount; and a charge to the fiscal year profit and loss amounting to $ 119,478 and in the year 2000, amounting to $ 56,278.

(K) Net profit per share:

The net profit per share is obtained by dividing the fiscal year income by the weighted average number of shares outstanding during the period, net of the purchasing and relocation of own shares.

(3) POSITION IN FOREIGN CURRENCY

The main transactions in foreign currency carried out as of December 31, 2001 and 2000 are summarized below:

	THOUSANDS OF U.S. DOLLARS	
	2001	2000
Professional services	200	200

(4) ACCOUNTS RECEIVABLE

The balance of this account as of December 31, 2001 and 2000, is integrated as follows:

	2001	2000
Customers (Net)	$ 1,980,855	$ 1,837,907
Sundry debtors	5,326	2,972
	[1] $ 1,986,181	$ 1,840,879

[1] It includes a reserve for doubtful accounts amounting to $ 22,314 in the year 2001, and $ 27,465 in the year 2000.

(5) INVESTMENT IN STOCKS

The stock investment as of December 31, 2001 and 2000, corresponds to Compañía Controladora de Farmacias, S.A. de C.V.

(6) PROPERTY AND EQUIPMENT (NET)

The balance as of December 31, 2001 and 2000, is integrated as follows:

	2001			2000
	PURCHASE VALUE	RESTATEMENT	TOTAL AMOUNT	TOTAL AMOUNT
Buildings	$ 207,900	$ 116,730	$ 324,630	$ 292,838
Furniture and office equipment, warehouse and repair shops	94,564	60,968	155,532	140,168
Data processing equipment	64,101	45,617	109,718	103,801
Transportation equipment	82,562	34,159	116,721	118,780
Improvements to leased property	49,293	2,187	51,480	42,410
	$ 498,420	$ 259,661	$ 758,081	$ 697,997
Less-Accumulated depreciation	123,650	138,008	261,658	239,206
	$ 374,770	$ 121,653	$ 496,423	$ 458,791
Plus–land	49,425	48,905	98,330	111,000
Credit award	1,049	-	1,049	283
Advanced payment to purchase fixed assets	20,667	-	20,667	19,809
	$ 445,911	$ 170,558	$ 616,469	$ 589,883

(7) BANK LOANS

During January and February of the year 2001, the Company obtained four unsecured loans, each amounting to $ 50,000 nominal pesos. Two were granted by Bancomer, S.A., and the other two by Banamex, S.A., at an annual interest rate from 19.60% to 20%, and with maturity dates of February and March of the same year. The balance as of December 31, 2000, is integrated by an unsecured loan granted by Bancomer, S.A., amounting to $ 50,000 nominal pesos; at an annual interest rate of 19.70%, and with a maturity date of February 6, 2001.

(8) ACCOUNTS PAYABLE

The balance as of December 31, 2001 and 2000, is integrated as follows:

	2001	2000
Suppliers	$ 2,805,527	$ 1,989,810
Sundry creditors	20,327	15,549
Expenses incurred payable	-	25,537
Declared dividends payable	11,244	9,697
	$ 2,837,098	$ 2,040,593

(9) TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a) The Company has made important transactions with its affiliate Controladora de Farmacias, S.A. de C.V., as follows:

	2001	2000
Income		
Sales	$ 773,251	$ 615,064
Services	7,454	5,676
	$ 780,705	$ 620,740
Expenses		
Real estate leasing	$ -	$ 2,445

b) The net balances with related companies are as follows:

	2001	2000
Accounts receivable		
Controladora de Farmacias, S.A. de C.V.	$ 92,649	$ 87,952

c) The Company during November 2000, moved its corporate offices to a new building located in Colonia Centro de Ciudad Santa Fe, which is leased to Banco Nacional de México, S.A., fiduciary in trust number 7227-1, and has appointed as beneficiary, stockholders of Nadro, S.A. de C.V. The leasing contract is in effect for a period of five years, starting on October 1, 2000, and can be renewed for an additional period of five years or for a period of time agreed upon by both parties. The rent was fixed at market price for the first year, amounting to 109,128 U.S. Dollars or its equivalent in national currency, at the exchange rate in effect the first day of the month, in accordance with the Official Gazette. Such rent did not have any variation from October to December, 2001. The sum that affected the profit and loss of the years 2001 and 2000 amounted to $ 12,518 and $ 3,239 respectively.

(10) LABOR OBLIGATIONS

The Company follows the guidelines of Bulletin D-3 regarding Labor Obligations, issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, C.A. (Instituto Mexicano de Contadores Públicos, A.C.), in accordance with what was previously mentioned in Note 2. The Company has a pension plan which includes annuities due to pensioning, death and invalidity and seniority bonus. The legal indemnity was given the same treatment, as both were elaborated by independent experts and are based on actuarial studies.

Next, the main financial data of such plans are summarized:

	2001			2000
	ANNUITY, SENIORITY BONUS, DEATH AND DISABILITY	LEGAL INDEMNITY	TOTAL AMOUNT	TOTAL AMOUNT
Obligations due to Projected Benefits	$ (43,897)	$ (1,204)	$ (45,101)	$ (46,476)
Market value of plan assets	28,754	-	28,754	26,296
Previous services and modifications to the plan, not amortized	-	-	-	328
Variations in actuarial assumptions and adjustments, not amortized	15,440	(1,720)	13,720	16,986
Net projected (liabilities) assets	$ 297	$ (2,924)	$ (2,627)	$ (2,866)
Obligations due to current benefits	$ (40,462)	$ (1,177)	$ (41,639)	$ (39,889)
Market value of plan assets	28,754	-	28,754	26,296
Net current assets (liabilities)	$ (11,708)	$ (1,177)	$ (12,885)	$ (13,593)
Additional (liabilities)	$ (12,005)	$ -	$ (12,005)	$ (12,144)
Period net cost	$ 5,908	$ 571	$ 6,479	$ 3,856
Period contribution	$ 6,718	$ -	$ 6,718	$ 3,340

The cost of the previous services and variations in non-amortized assumptions and adjustments are being amortized based on the workers' average remnant working life, who are expected to benefit from the plan.

(11) STOCKHOLDERS' EQUITY

(A) In the Regular and Special Stockholders' Meeting, held on April 24, 2001, the stockholders of the Company agreed the following:

- To increase the fixed and variable capital stock, amounting to $ 286,566 and $ 109,834, through the capitalization of retained earnings profits, that were generated during the financial years of 1997 and 1998. The number of shares of the fixed and variable capital stock will not vary and are represented by 441,709,110 "B-I" series shares, and 169,297,207 "B-II" series shares, respectively.
- To increase the Company's capital stock in its variable part, amounting to $ 12,693, through the emission of 5,505,516 "B-II" series shares, without nominal value, common and registered, payable at a price equivalent to the theoretical value of Nadro, S.A. de C.V. shares, at the time the Stockholders' Meeting was held. In addition to the theoretical value of the shares, a premium on shares amounting to $ 6,577 must be paid; so that the price paid for each share is equivalent to the enterprise's share price in the Mexican Stock Exchange, that was in effect one day before the Stockholders' Meeting took place.

From a total of 5,505,516 "B-II" series shares, that were issued due to the capital stock increase, 4,500,000 shares are subscribed and paid in full by the trust which was established for the compensation plan to executives, through the enterprise's share property. Either the rest of the shares will be subscribed and paid in full by the stockholders who exercise their preference right to subscribe and pay such capital increase, or the Trust will have to subscribe and pay them, once the term established by the Company's bylaws expires.

Once the 5,505,516 "B-II" series shares, that were issued due to the capital stock increase are subscribed and paid in full, the amount of $ 6,577 will be transferred the item "premium on shares" for its subsequent capitalization amongst all the capital stock shares, both fixed and variable.

- The fixed capital, without the right to withdraw has been increased in the amount of $ 286,566, and thus, it has been fixed in the amount of $ 1,018,324, represented by 441,709,110 "B-I" series shares. The variable capital stock has been increased in the amount of $280,466, so that in the future it will be fixed in the amount of $ 402,993, represented by 174,802,723 "B-II" series shares, without nominal value, common, registered, subscribed and paid in full, except for 916,153 shares which were not paid on December 31, 2001.

(B) In the Regular and Special Stockholders' Meetings, held on February 3, 2000, the stockholders of the Company agreed the following with respect to the "Regular and Special Stockholders' Meeting" held on December 8, 1999.

- To make clear that in accordance with generally accepted accounting principles, the stockholders of the Company should have resolved that shares corresponding to the capital stock increase agreed, be subscribed and paid at the theoretical value of the shares. The rest of the price that the stockholders would cover, by exercising their right of preference, and the trust corresponding to the executive share purchase plan, in order to reach the accounting value of the shares, will be entered under the item "premium on shares", and subsequently will be capitalized and distributed among all the Company's shares.

- The increase of the capital stock in its variable part, initially decreed and paid in January, 2000, amounted to $ 35,058, and was divided into 22,060,837 "B-II" sub-series shares, common and registered. A total of 282,671 shares were not subscribed and paid; thus, the stockholders of the Company agreed to cancel them.

- To consider in item premium on shares, the amount of $ 41,250 which represents the difference between the accounting value of the shares, to which they were subscribed and paid and their theoretical value.

- To capitalize the premium on shares, without changing the number of shares of the fixed minimum capital stock, without the right to withdraw, and the variable capital stock, but increasing the theoretical value of all and each of the shares in which the capital stock of Nadro, S.A. de C.V. is divided.

- The fixed minimum capital stock, without the right to withdraw, is increased in the amount of $ 29,821, and thus, is fixed in the amount of $ 731,758, represented by 441,709,110 "B-I" sub-series shares. The variable capital stock is fixed in the amount of $ 280,466, divided into 169,297,207 "B-II" sub-series shares. Both sub-series without nominal value, common, registered, subscribed and paid in full.

(C) In the Special Stockholders' Meeting, held on December 8, 1999, the stockholders of the Company agreed the following:

- To establish a compensation plan for executives, through the handing over of bonuses, which are to be granted to them within a period of two years, so that they can acquire the Company's stocks and become stockholders at the same time. Once the bonuses are granted to the executives, they would put them on a trust, which will subscribe the Company's shares corresponding to "B series, sub-series II".

  The trust will hand over the shares to the Company's high executives when they are 65 years old. Such shares will be distributed in 5-year packages of identical amounts, and as they are delivered to the executives of the Company, they will be able to sell them in the Mexican Stock Exchange.

(D) The capital stock as of December 31, 2001 and 2000, is integrated as follows:

a) In its nominal value:

	CAPITAL STOCK						
		AMOUNT					
	SHARES		FIXED		VARIABLE		TOTAL
As of December 31, 2001, for "B" series subdivided in two subseries. They must integrate as a minimum, 75% of the capital stock, they are subscription free, with all corporate and proprietary rights:							
Registered share "B-I" series, without expression of nominal value, common, subscribed and paid in full.	441,709,110	$	1,018,324	$	-	$	1,018,324
Registered share "B-II" series, without expression of nominal value, common, partially subscribed and paid.	174,802,723		-		402,993		402,993
	616,511,833	$	1,018,324	$	402,993	$	1,421,317
Less: Capital stock not subscribed	916,153		-		2,112		2,112
Treasury shares	750,000		-		1,729		1,729
	614,845,680	$	1,018,324	$	399,152	$	1,417,476

CAPITAL STOCK

	SHARES	AMOUNT FIXED	AMOUNT VARIABLE	AMOUNT TOTAL
As of December 31, 2000, for "B" series subdivided in two subseries. They must integrate as a minimum 75% of the capital stock, they are subscription free, with all corporate and proprietary rights:				
Registered share"B-I" series, without expression of nominal value, common, subscribed and paid in full.	441,709,110	$ 731,758	$ -	$ 731,758
Registered share "B-II" series, without expression of nominal value, common, subscribed and paid.	169,297,207	-	280,466	280,466
	611,006,317	$ 731,758	$ 280,466	$ 1,012,224
Less: Treasury shares	750,000	-	1,242	1,242
	610,256,317	$ 731,758	$ 279,224	$ 1,010,982

b) In shares for one "B" series, subdivided in two subseries:

As of December 31, 2001:

	FIXED	VARIABLE	TOTAL
SUBSERIES			
B-I	441,709,110	-	441,709,110
B-II	-	174,802,723	174,802,723
	441,709,110	174,802,723	616,511,833
Less: Capital stock not subscribed	-	916,153	916,153
Treasury shares	-	750,000	750,000
	441,709,110	173,136,570	614,845,680

As of December 31, 2000:

		FIXED	VARIABLE	TOTAL
	SUBSERIES			
	B-I	441,709,110	-	441,709,110
	B-II	-	169,297,207	169,297,207
		441,709,110	169,297,207	611,006,317
Less:	Treasury shares	-	750,000	750,000
		441,709,110	168,547,207	610,256,317

(E) The amount of variable capital stock will never exceed more than ten times the amount of capital stock without the right to withdraw.

(F) Due to own share purchases, the Company will affect the capital stock account for an amount equal to its theoretical value of the purchased shares. The surplus will be charged to the reserve for own share purchasing; thus, the acquired shares will become treasury shares.

The treasury shares will be relocated among the stockholders, and their product will increase the Company's capital for an amount equal to their theoretical value; so that, in case of having any surplus, the reserve for own share purchasing will be reconstituted. The profit generated by the difference between the product of relocation and the purchasing price will be registered in the premium due to share subscription account.

a) As of December 31, 2001 there are 750,000 shares of subseries "B-II" as treasury shares that were purchased from March to July of the year 2000, amounting to $ 9,041 and representing 0.12% of the capital stock. The market value of the shares in pesos, at the end of the fiscal year amounts to $ 3.19 and as of February 26, 2002, date of this report, to $ 3.60.

b) During the 2000 fiscal year, own shares were purchased and relocated. This generated a premium due to share subscription amounting to $ 911.

(G) The capital stock includes capitalization of capital reserves, accumulated earnings, restatement surplus, and patrimonial monetary gain, amounting to $ 1,373,546, as of December 31, 2001. This amount will be subject to tax withholding if it is distributed amongst the stockholders.

(H) The stockholders' equity, with the exception of the capital stock contributed and its fiscal restatement, will be subject to Income Tax in accordance with provisions applicable on the payment date. As of 1999 the Income Tax corporate rate increased from 34% to 35%, with the possibility of deferring up to 5% of it in 2001 and 2000 (3% in 1999). The Company deferred the corporate tax by creating the "Reinvested Net Tax Profit Account", and the obligation of keeping the "Net Tax Profit Account" still remains. Dividends paid in excess of the balance of these accounts will be subject to a 35% withholding.

(I) The net profit of the year is subject to the legal provisions which require that 5% of each year's profits be transferred to the legal reserve, until it is equal to 20% of the capital stock. This reserve is not subject to distribution amongst the stockholders during the lifetime of the Company, except if distributed in stocks, as dividend payments.

(J) Dividend Declaration and Payment-In the Minutes of the General Shareholders' Meetings held on April 24, 2001 and April 27, 2000, the stockholders of the Company agreed to make a cash dividends payment amounting to $ 125,562, which if re-expressed amount to $ 128,982, in 2001 and $ 138,148 in 2000, of the accumulated profit. These dividends come from the reinvested net tax profit account and the net tax profit account respectively.

(K) Net profit per share-The effect in pesos in the net profit per share item, regarding the extraordinary entries registered during the 2001 and 2000 fiscal years, amounts to $ 0.08 and $ 0.07, respectively. Due to the change of the accounting policy in the year 2000 at the beginning of the fiscal year, it amounts to $ 0.03.

(12) EXTRAORDINARY ENTRIES

As mentioned in Note 11, a compensation plan for executives was established, through the handing over of bonuses amounting to $ 108,094. Such amount was covered in two equal payments during the months of December 1999 and January 2000. Due to the plan, in June, 2001, some registered bonuses amounting to $ 26,250, were delivered, (if reexpressed they amount to $ 26,561), and for the part paid in the year 2000, they amount to $ 58,686. Furthermore, for the year 2000, the Company offered a special bonus to the computing department amounting to $ 13,919, and re-expressed it amounts to $ 15,009.

In December of the year 2001, the Company was subject to a Tax on Assets amounting to $ 61,394, which reexpressed amounts to $ 62,626. Such amount was covered by crediting the Income Tax obtained from the fiscal year and the difference, by the additional crediting which results from the difference between Income Tax and Tax on Assets obtained during the last three fiscal years, when the first is greater, and both are from the same fiscal year.

In December of the year 2000, the Company sold the real estate where the corporate offices were located; thus, having a loss amounting to $ 5,527 as a result of such operation.

Such amounts are reported in the income statements as extraordinary entries, net of Income Tax and Employee Profit Sharing.

(13) INCOME TAX

The Company determines its taxable income based on the legal provisions in effect, which means it may deduct items such as purchases instead of cost of sales, restated depreciation based on the National Consumer Price Index (INPC, initials in Spanish), and the sum or deduction of inflationary gains or losses caused by the effect of credit and loan components.

The Income Tax Law in effect as of January 1, 1999, increased the tax rate to 35 %. Thus, the Company was able to defer 5% in 2001 and 2000, (3% in 1999) until the time dividends are paid for, as mentioned in Note 11. The sums deferred during the 2000 and 1999 fiscal years amount to $ 6,110 and $ 6,725 respectively.

Apart from the above, the Company is subject to a 1.8% tax on the Company's assets. This tax is credited against Income Tax, and only the amount in excess is actually paid. This happened during the 2001 fiscal year, affecting the profit and loss of that year.

In accordance with Bulletin D-4, in effect as of January 1, 2000, the expense of Income Tax will have to recognize the deferred effect for all temporary differences between the fiscal and accounting balances of the balance sheet, and will apply the rate in effect at the time of emission of the financial statements.

(14) AMERICAN DEPOSITARY RECEIPTS ("ADR's")

In the year 2000, the Company cancelled the Level 1 ADR's program, for "L" series shares, and turned them into "B" series shares. This program is in effect for "B" series shares, so that in the future, Nadro can have access to the Stock Exchange Markets of the United States of America, if the Company requires to do so. The ADR's program was authorized by the Securities & Exchange Commission of the United States of America, on August 18, 1997, and holds 15 shares.

(15) DEFERRED INCOME TAX AND EMPLOYEE PROFIT SHARING

The Company uses the new Bulletin D-4 "Income Tax, Tax on Assets and Employee Profit Sharing Accounting Treatment", issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, C.A. (Instituto Mexicano de Contadores Públicos, A.C.) in effect as of January 1, 2000.

The determination of Deferred Taxes is carried out under the assets and liabilities method, which compares their accounting and tax values. Since temporary differences emerge, the corresponding tax rate must be applied.

The main temporary differences which generate liabilities due to deferred taxes are: the purchasing deduction for tax purposes, instead of cost of sales for accounting purposes, different depreciation rates and the corresponding restatements of fixed assets.

Next, we present the tax effect of temporary differences that liabilities (assets) of deferred taxes generate:

DEFERRED INCOME TAX

LIABILITIES (ASSETS)

	YEAR EFFECT 2001	YEAR EFFECT 2000	EFFECT AS OF 12-31-99 NET WORTH	ACCUMULATED EFFECT AS OF 12-31-01 TOTAL
Customers	$ -	$ (23,990)	$ 23,990	$ -
Inventories	414,580	65,055	2,160,542	2,640,177
Properties, and equipment (net)	(35,282)	64,265	48,622	77,605
Reserve for bad debts	5,150	(5,862)	(21,602)	(22,314)
Suppliers	(39,372)	53,825	(90,852)	(76,399)
Reserve for annuity and pensioning (Net)	239	(2,148)	(718)	(2,627)
Inventory Deduction, according to rule 106	2,456	3,886	(93,683)	(87,341)
Deferred Tax Basis	$ 347,771	$ 155,031	$ 2,026,299	$ 2,529,101
	35 %	35 %	35 %	35 %
Deferred Effect	$ 121,720	$ 54,261	$ 709,204	$ 885,185

DEFERRED EMPLOYEE PROFIT SHARING

DEFERRED CHARGES (CREDITS)

	YEAR EFFECT 2001	YEAR EFFECT 2000	EFFECT AS OF 12-31-99 NET WORTH	ACCUMULATED EFFECT AS OF 12-31-01 TOTAL
Income	$ -	$ (31,277)	$ 31,277	$ -
Purchases	(39,372)	53,825	(90,852)	(76,399)
Property and Equipment (net)	11,562	5,640	14,512	31,714
Reserve for bad debts	5,150	(5,862)	(21,602)	(22,314)
Reserve for annuity and pensioning (Net)	239	(2,148)	(718)	(2,627)
Basis for Deferred Employee Profit Sharing (E.P.S.)	$ (22,421)	$ 20,178	$ (67,383)	$ (69,626)
	10 %	10 %	10 %	10 %
Deferred Effect	$ (2,242)	$ 2,017	$ (6,738)	$ (6,963)

The amount of the updated balance of the tax accounts related with stockholders' equity, as of December 31, 2001 and 2000, is as follows:

CONCEPT	**2001**	**2000**
Net Tax Profit Account	$ 316,887	$ 329,030
Reinvested Net Tax Profit Account	-	113,987
Furnishing Capital Account	274,732	258,351
	$ 591,619	$ 701,368

(16) COMMITMENTS

At the end of December 2001, Petróleos Mexicanos increased the budget of the 4 regions assigned to Nadro, S.A. de C.V., amounting to $ 66,000. The term of the corresponding contracts was also extended up to March, 2002.

(17) INTEGRAL PROFIT

As of January 1, 2001, the new Bulletin B-4 "Integral Profit" is in effect. It was issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, C.A. (Instituto Mexicano de Contadores Públicos, A.C.), and establishes the guidelines that inform about the changes in stockholders' equity, caused by a number of concepts that modify it directly, without reflecting it in the income statement and that correspond to operations of the capital earned.

The integral profit presented is the result of the company's performance during the year 2001 and 2000, and is represented by the net profit of each year, plus the effects derived from the result of the non monetary asset withholding, which in accordance with the applicable accounting principles was registered in the stockholders' equity account.

	2001	2000
Net profit	$ 380,364	$ 293,056
Result due to withholding of non monetary assets	(93,986)	(159,844)
Integral profit	$ 286,378	$ 133,212

C.P. GUILLERMO PÉREZ CEREZO
Associate General Director

Lic. Alfredo Romero Ceceña
Subdirector de Relaciones con Inversionistas
Head of Investor Relations

(5255) 5292 4343 ext. 1211
alfredo_romero@nadro.com.mx

DISEÑO / GRAPHIC DESIGN: METANOIA COMUNICACIÓN
IMPRESIÓN / PRINTING: ARS Impresos

HDMA
Healthcare Distribution
Management Association

NADRO	Av. Vasco de Quiroga 3100 Santa Fe, México, D.F. 01210	(5255) 5292 4343 www.nadro.com.mx

List of contents of the Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexico City Stock Exchange ("BMV") according to Rule 11-33 of the CNBV.

VI. EXHIBITS

1. Audited Financial Statements
2. Letter of Responsibility

English Translation of the Executive Summary of the Annual Report in accordance with Rule 11-33 of the CNBV.

2. EXECUTIVE SUMMARY

Nadro's main activities are the purchase, storage, distribution and national wholesale of pharmaceutical, health-care, beauty-aid and personal-hygiene products that are marketed through drugstores and major retail chains, as well as the rendering of specialized value-added services to drugstores in the management of their operations, especially regarding inventory management. One hundred percent of Nadro's operations are performed within Mexico.

The Company markets approximately 9,800 products, of which approximately 6,200 are classified as pharmaceuticals (medicines), representing approximately 92.3% of net sales, and 3,600 as non-pharmaceutical products (health, beauty and other products).

As a leading company in the specialized distribution of pharmaceutical and personal hygiene and beaty-aid products in the private sector, Nadro is fulfilling an enormously important function in promoting the welfare of the general population.

Based on the efficient use of its distribution and supply chain, the company provides order to the complexity of handling, storing, controlling, and distributing the thousands of pharmaceutical products and health-care, personal-hygiene and beauty-aid products from more than 300 suppliers. Through the purchase and storage of large amounts of such products, Nadro guarantees that the products are available at the place and time they are needed and at affordable prices.

In this way, Nadro reduces significantly the amount of transactions required to supply approximately 18,000 retail outlets throughout the whole country, thereby generating substantial savings of resources and time to the retailer over the choice of direct purchasing from the manufacturer.

In order to carry out this exhaustive everyday supply operation, Nadro relies on its 15 modern storage, wholesale and distribution centers and more than 50 costumer service centers strategically located throughout the country with a fleet of more than 400 vehicles that cover in excess of 80,000 km per day, distributing products to over 8,000 towns and cities all over Mexico. Nadro does not only supply large urban centers, but also small to middle-sized towns and villages, in remote locations and difficult to access, in an enormous distribution effort to bring health-care to all Mexicans. The operating and information systems of Nadro promote a high degree of security in the delivery of the product, and quick replenishment throughout the country.

Moreover, Nadro has moved beyond its traditional, merely operational role of physically moving products, to become a vital link in the healthcare chain and a commercial partner to its clients and suppliers through the integration of their respective supply chains. Based on the company's high sensitivity to their respective needs, during its more than 59 years in the pharmaceutical market, Nadro has developed value-added services and integrated computer and information systems that back the decision-making process and support the commercial success of both retailers and the pharmaceutical products, personal hygiene, and beauty-aid sectors.

For example, to benefit the retailer, Nadro has developed and perfected administrative and inventory control systems, based on the company's expertise in product demand in each of the country's geographical area, thus reducing inventory financing needs in pharmacies, and as a result, improving their cash flow.

To benefit suppliers, Nadro's systems offer information on sales trends by product, geographical area, and season, thus backing the planning, development, and marketing of their merchandise, as well as the launching of new products in the market.

Nadro has established a marketing strategy based on the following aspects:

a. The establishment of highly competitive commercial pricing conditions, pursuant to the purchasing volume and credit record of each client;

b. The volume of a nations-wide logistics network, by which any clients' rder may be fulfilled in less than 12 hours regardless of the place or distance thereof, as it has a solid operative, administrative, commercial and system structure. This has enabled Nadro to maintain the lowest operation costs in its sector and become more competitive, but always striving to achieve adequate profitability and financial soundness;

c. The granting of 30-day credits to clients, which allows them to adequately manage their working capital, as drugstores' sales are performed on a cash-basis and their investment in inventorying is lower than their payment term. The permanent and revolving credit granted by Nadro to its clients is essential for the operation of medium and small drugstores. In fact, Nadro maintains a monthly average investment of approximately $1,800 million pesos in accounts receivable.

d. The transferring of the best offers in the market in accordance with the seasonality of the business allowing therefore, larger and better operating margins to its clients.

Likewise, Nadro has a long-term future strategy based on three general guidelines:

a. To obtain better commercial, credit and supplying conditions from its suppliers, based, at all times, on the value added to the retailer so as to achieve an adequate operating margin;

b. To search for efficiency in the distribution processes by permanently commercializing larger amounts of products, with the purpose of achieving higher productivity levels in the future.

c. To continue taking advantage of its strategic alliance with McKesson Corporation, through more efficient distribution and control systems, and the integral development of a future strategic planning, in order to anticipate the business opportunities that may arise during the forthcoming years in the health sector in Mexico.

H

List of contents of the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexico City Stock Exchange ("BMV") according to Rule 11-33 of the CNBV.

(7)

English Translation of Shareholders Notice published in the newspaper "El Universal" on May 9, 2002.

NADRO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

As per Nadro, S.A. de C.V. General Ordinary and Extraordinary Shareholders' Meeting resolutions, held on April 30, 2002, it is hereby informed to the shareholders the following rules for payment of cash dividends:

1. A normal cash dividend equivalent to $0.1078 per share held shall be payable to shareholders, therefore, the total normal dividend agreed upon amounts to $66'361,214.00.
2. An extraordinary cash dividend equivalent to $0.1172 per share held shall be payable to shareholders, therefore, the total extraordinary dividend agreed upon amounts to $72'147,814.
3. Payment of the normal dividend shall be carried out against presentation of coupon number 5 of the outstanding share titles that represent 615,595,680 Series "B" shares of Nadro, S.A. de C.V.
4. Payment of the extraordinary dividend shall be carried out against presentation of coupon number 6 of the outstanding share titles that represent 615,595,680 series "B" shares of Nadro, S.A. de C.V.
5. Payment of dividend shall be made against the net fiscal profit pending of application, as agreed upon the Shareholders' Meeting. Thus, in compliance with the Income Tax Law, no withholding tax will take place
6. Such payment shall be made since May 16, 2002, at the company's offices located at Vasco de Quiroga 3100, fifth floor, Col. Centro de Ciudad Santa Fe of Mexico City, during business days and hours.

Mexico, D.F., May 8th, 2002.

Lic. Pablo Suinaga Lanz Duret
Secretary of the Shareholders' Meeting
Nadro S.A. de C.V.